082-04362

SUPPL

JT

06015655

dw 8/2

Annual Report 2006

For the Year Ended March 31, 2006

JAPAN TOBACCO INC.

Contents

Unless otherwise specified in this annual report, the information herein is as of June 23, 2006.

	Millions of yen					Millions of U.S. dollars
	2002[1]	2003[2]	2004[3]	2005	2006[4]	2006
For the year:						
Net sales	¥ 4,544,175	¥ 4,492,264	¥ 4,625,151	¥ 4,664,514	¥ 4,637,657	$ 39,480
EBITDA (Note 2)	334,119	337,296	373,435	400,115	433,391	3,689
Operating income	163,805	188,963	234,034	273,371	306,946	2,613
Net income (loss)	36,850	75,302	(7,603)	62,584	201,542	1,716
Free cash flow (FCF) (Note 3)	31,413	170,372	269,174	269,459	145,590	1,239
At year-end:						
Total assets	¥ 3,063,077	¥ 2,957,665	¥ 3,029,084	¥ 2,982,056	¥ 3,037,379	$ 25,857
Total shareholders' equity	1,613,105	1,622,654	1,507,937	1,498,204	1,762,512	15,004
Ratios:						
Return on equity (ROE)	2.4%	4.7%	(0.5%)	4.2%	12.4%	—
Return on asset (ROA)	5.4%	6.4%	7.9%	9.2%	10.4%	—
Equity Ratio	52.7%	54.9%	49.8%	50.2%	58.0%	—
Amounts per share (in yen and U.S. dollars):						
Net income	¥ 18,425	¥ 37,528	¥ (3,967)	¥ 32,090	¥ 105,085	$ 895
Shareholders' equity	806,552	811,204	771,516	781,814	919,780	7,830
Cash dividends applicable to the year	8,000	10,000	10,000	13,000	16,000	136

Financial Highlights

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31

EBITDA and Operating Income



(Billions of Yen)
50,000
40,000
30,000
20,000
10,000
0
'02
'03
'04
'05
'06

☐ Net Sales ☐ Operating Income
(Years ended March 31)

Net Income (Loss) and ROE



(Billions of Yen)
(%)
200
150
100
50
0
-50
20
15
10
5
0
-5
'02
'03
'04
'05
'06

☐ Net Income (Loss) — ROE
(Years ended March 31)

Free Cash Flow



(Billions of Yen)
300
200
100
0
'02
'03
'04
'05
'06

(Years ended March 31)

Cash Dividends Applicable to the Year



(Yen)
20,000
15,000
10,000
5,000
0
'02
'03
'04
'05
'06

(Years ended March 31)

Notes: 1. Figures stated in U.S. dollars in this report are translated solely for convenience at the rate of ¥117.47 per $1, the rate of exchange as of March 31, 2006.
(1) Effective from April 2000, the consolidated financial statements have been prepared in accordance with new accounting standards for financial instruments, foreign currency transactions and employees' retirement benefits.
(2) Effective from January 1, 2002, goodwill and other intangible assets of a foreign consolidated subsidiary have been accounted for in accordance with new accounting standards. Also, effective April 2002, the Company changed its method of accounting for the translation into Japanese yen of the revenue and expense accounts of foreign consolidated subsidiaries.
(3) As discussed in Note 3 o) to the consolidated financial statements, effective from April 2003, the Company changed its method of accounting for the Obligation under the Public Official Mutual Assistance Association Law.
(4) As discussed in Note 3 o) to the consolidated financial statements, effective from April 1, 2005, the consolidated financial statements have been prepared in accordance with new accounting standards for impairment of fixed assets.
2. EBITDA = operating income + depreciation and amortization
Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill
3. FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:
From "cash flow from operating activities": Dividends received / interest received and its tax effect / interest paid and its tax effect
From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)

Japan Tobacco Inc. (JT) and its 31,500 employees are striving to become a "global growth company that develops diversified, value-creating businesses." JT is the world's third-largest tobacco company. Our domestic tobacco business continues to maintain a significant competitive position in the Japanese market, and the international tobacco business is delivering remarkable performance as the driver of profit growth for the JT Group. As future pillar businesses, the pharmaceutical business pursued strategic licensing to world-leading pharmaceutical companies, and the foods business continued to expand profit levels steadily.

JT at a Glance



Domestic Tobacco Business
JT: Headquarters
Pharmaceutical Business
AKROS PHARMA INC.
Research activities in the pharmaceutical business and clinical development in the United States
Russia
Canada
France
Ukraine
Spain
Italy
Turkey
Iran
South Korea
Taiwan
Malaysia
Foods Business
Weihai J.K. Foods Co., Ltd.
Manufacturing and sale of seasonings
Shanghai JS Foods Co., Ltd.
Manufacturing and sale of frozen foods
Thai Foods International Co., Ltd.
Manufacturing and sale of seasonings
Swickers Kingaroy Bacon Factory Pty. Ltd.
Meat processing
Hans Continental Smallgoods Pty. Ltd.
Manufacturing and sale of ham and sausage
International Tobacco Business
JT International S.A.
Headquarters of the International Tobacco Operations
JT International is responsible for the JT Group's international tobacco business.
—Approximately 12,000 employees.
—Products sold in more than 120 countries.
—Operates cigarette manufacturing factories in 15 countries.
Core overseas markets

Top 5 Brands by Sales Volume Worldwide

(Year ended December 31, 2005)

(Billions of cigarettes)

Brand	Brand Owner	Total World Annual Sales Volume
1. Marlboro	Philip Morris	472.7
2. Mild Seven	JT	111.7
3. L&M	Philip Morris	106.2
4. Winston	Total*	91.3
	JT	77.1
	Reynolds American	14.2
5. Camel	Total*	59.0
	JT	35.7
	Reynolds American	23.3

Source: The Maxwell Report "Top World Cigarette Market Leaders"
*Sales volume within the United States and that outside the United States belong to Reynolds American and JT, respectively

Top 10 Cigarette Products in Japan, by Market Share

(Year ended March 31, 2006)

	Product	Manufacturer	Share (%)
1	MILD SEVEN SUPER LIGHTS	JT	7.7
2	MILD SEVEN LIGHTS	JT	7.3
3	MILD SEVEN	JT	6.0
4	SEVEN STARS	JT	5.4
5	MILD SEVEN EXTRA LIGHTS	JT	3.5
6	MARLBORO LIGHTS MENTHOL BOX	PM	3.4
7	CASTER MILD	JT	2.9
8	MILD SEVEN ONE 100's BOX	JT	2.5
9	CABIN MILD BOX	JT	1.9
10	LARK MILDS KS BOX	PM	1.9

Note: PM=Philip Morris
Source: Tobacco Institute of Japan



Net Sales
EBITDA
Operating Income (Loss)
Domestic Tabacco Business
(Billions of Yen)
3,491.5
3,405.3
296.0
305.8
215.8
220.1
International Tabacco Business
792.7
881.2
65.5
94.1
44.5
71.0
Pharmaceutical Business
57.7
49.3
5.5
-1.8
1.9
-5.1
Foods Business
265.4
278.4
7.9
11.9
1.9
6.3
'05
'06

Our Mission

In April 2002, we published the JT Brand-ing Declaration as our corporate mission. Through various corporate activities, we promise to deliver "irreplaceable delight" to all of our stakeholders, the surprise and delight beyond expectation that only JT can offer through the creation of added value. We call this commitment "Brand-ing," a commitment which we will strive to fulfill in order to become an integral part of society.

JT Brand - ing Declaration

- We will become a "Global Brand-ing Company", developing unique brands that are trusted and respected by our customers.
- We believe that our most significant assets are these unique products and brands, and the unified corporate brand "JT", which pursues the development of these brands.
- We commit our management resources to continually build and refresh our brands.
- We are committed to developing and building the value of the "JT" brand and our products and brands with pride.



Yoji Wakui (left)
Chairman of the Board

Hiroshi Kimura (right)
President and CEO and
Representative Director

4 S Model

Through the expansion and application of funds generated by the company's high-quality business activities, JT is committed to fulfill — to the best of its ability and in a fair and balanced manner — its responsibilities to its shareholders, customers, employees and society, and to ensure their satisfaction with JT's performance.

"Brand - ing" promises and delivers "Irreplaceable Delight" to all stakeholders, from the 4 S's (Customer Satisfaction, Social Satisfaction, Employee Satisfaction, and Cash Flow) to the 4 D's (Customer Delight, Social Delight, Employee Delight, and Cash Flow)


CS
Responsibilities to Customers
CF
Cash Flow and Responsiblities to Shareholders
ES
Responsibilities to Employees
SS
Responsibilities to Society

- **CS** [illegible]
- **ES** JT [illegible] responsibility.
- **SS** [illegible]
- **CF** [illegible]


Roots
AROMA
BLACK



Hiroshi Kimura
President and CEO and Representative Director

To Our Shareholders, Customers, and Employees

Strategic Significance and Overview of FY 3/2006

FY 3/2006 was a year of immense change and challenge that will leave an indelible mark on the company's history.

At the end of April 2005, the Marlboro license agreement for the Japanese market with Philip Morris, which had lasted approximately 30 years, was terminated. With this decision, we parted company with the Marlboro brand, which commands the largest sales of any cigarette brand in the world. In so doing, we lost a brand that accounted for more than 10% of the total sales volume of our domestic tobacco business.

However, our brand portfolio was strengthened by transferring Camel, Winston, Salem, and other products which had been managed by JT international in Japan, to the domestic tobacco business. Competition between Philip Morris, British American Tobacco and JT in the Japanese market has entered a new dimension that finds the world-leading brands of each of these makers engaged in increasingly severe competition for market share.

As the adult population of Japan declines, and the aging of society progresses, the environment surrounding tobacco has become more severe, and the demand for tobacco products in the Japanese market is undergoing a structural decline. During FY 3/2006, these fundamentals were compounded by the risk that JT's profitability would decline substantially due to the loss of business resulting from the termination of the Marlboro license agreement.

"JT PLAN-V" was formulated in response to these changes, and drove a number of painful cost structure reform measures, including the consolidation of domestic tobacco production factories and the voluntary retirement of the equivalent of one third of our employees on a non-consolidated basis. These policies allowed us to firmly maintain the profitability of our domestic tobacco business. In addition, buoyed by solid performances from the international tobacco, pharmaceutical and foods businesses, we achieved results that far exceeded all management targets set under "JT PLAN-V."

(1) Domestic tobacco business

The domestic tobacco business—the core source of profits of the JT

During FY 3/2006, the final year of "JT PLAN-V," we achieved results that far exceeded all EBITDA, ROE, and Cumulative FCF management targets for the period between FY3/2004 and FY3/2006. We feel that these results demonstrate that JT has the power to overcome the current severe business environment. The results also provide clear feedback that the company is realizing its aspirations to create an appropriate corporate image and organizational culture.

Group—succeeded in reforming its cost structure. Although the tobacco excise tax will increase from July 2006 and further declines in sales volume are expected, we believe we have already constructed a business base that is capable of coping with these changes.

(2) International tobacco business

The international tobacco business continued to strengthen its role as the driving force for profit growth of the JT Group. In FY 3/2006, sales volume of this business exceeded that of the domestic tobacco business. On the profit side, our international tobacco business achieved a remarkable degree of organic growth, led by the sustained growth of its Global Flagship Brands (GFB), and outstripping that of its rivals.

(3) Pharmaceutical business

In the pharmaceutical business, we moved four new compounds into the clinical development stage during "JT PLAN-V" period, exceeding the management target set under "JT PLAN-V" of entering three new compounds into clinical development. In addition, during FY 3/2005, we licensed JTT-705 (dyslipidemia) to F. Hoffmann-La Roche Ltd., and JTK-303 (anti-HIV) to Gilead Sciences Inc. These developments have demonstrated the strength of JT's research and development capabilities and have contributed to increasing the company's business value.

(4) Foods business

After achieving an operating income surplus in FY 3/2005, a year ahead of the target set under "JT PLAN-V," the foods business went on to solidify its profit-generating characteristics by further expanding its earnings in FY 3/2006. Now that we have put this business on a firm footing, we have reached the stage where we can look ahead to the prospect of achieving new growth.

FY 3/2006 Performance

JT's net sales for FY 3/2006 totaled ¥4,637.7 billion, a decrease of ¥26.9 billion (0.6%) from the previous fiscal year, mainly caused by the decline in sales volume of the domestic tobacco business.

We succeeded in overcoming the effects of this reduction in sales through the implementation of cost structure reforms in the domestic tobacco business, and the achievement of expanded earnings growth in the international tobacco and the foods businesses. Thanks to these efforts, EBITDA grew by ¥33.3 billion to ¥433.4 billion (an 8.3% increase) compared with the previous fiscal year, and operating income rose by ¥33.6 billion to ¥306.9 billion (a 12.3% increase) compared with the previous fiscal year. Moreover, with the significant decrease in business restructuring costs that had totaled ¥224.8 billion during the previous fiscal year, the extraordinary profit and loss balance improved. As a result, net income for the fiscal year totaled ¥201.5 billion, an increase of ¥139.0 billion (222.0%) compared with the previous fiscal year.

Accordingly, EBITDA, operating income, recurring profit and net income all set new record highs, an outstanding performance which

allowed the company to complete "JT PLAN-V" with great success.

After taking into account the above performance, JT has decided to pay a dividend for FY 3/2006 of ¥16,000 per share. With respect to dividends, our basic policy is aimed at providing a competitive level of returns to shareholders in the capital market through an optimal cash flow allocation in accordance with our consolidated financial results. Taking this into account, during the period of "JT PLAN-V," we have sought to increase the dividend level on a continual basis.

Moreover, in order to create an environment that makes it easier for investors to invest in our company, we have lowered the minimum unit of investment by conducting a stock split for the purpose of expanding the company's investor base. Under this measure, we carried out a five-for-one split for all existing shares held by shareholders listed or recorded on the final shareholders' name list dated March 31, 2006.

New Medium Term Management Plan "JT2008"

In May 2006, we announced "JT2008" as the new medium term management plan to follow "JT PLAN-V." It is vitally important that we realize sustainable growth in the future from the strong business foundation we have constructed through the implementation of "JT PLAN-V" so that the results gained over the past three years will not be merely temporary. In the course of "JT PLAN-V" we realized results that far exceeded the targets set out in the plan—an achievement that has proven JT's power to overcome severe changes in the business environment. We also obtained feedback through "JT PLAN-V" that has allowed us to realize our desired corporate image and organizational culture.

We consider people to be the most important prerequisite for sustainable growth. Over the next three years, we will focus both on enhancing the competitiveness of our personnel who will become a driving force for growth, and against this background, on reinforcing our organizational strength. In addition, we will invest actively in R&D to promote further organic growth.

The major tasks for each business are as follows.

(1) Domestic tobacco business

The domestic tobacco business will remain as the core source of profits of the JT Group in the future. In this business, we will aim to maintain current level of profits as well as boldly rise to the challenge of achieving top-line growth. In addition, we will make efforts to improve customer satisfaction and will try to achieve harmonious coexistence between smokers and nonsmokers in an environment in which various tobacco-related regulations are being enforced.

(2) International tobacco business

The international tobacco business will continue to achieve powerful growth as the driving force for profit growth of the JT Group over the coming years. To achieve this, we will continue to implemnt our basic strategy, which includes strengthening the equity of GFB, concentrating on core markets, continuous investment in quality, and cost efficiencies.

(3) Pharmaceutical business

The pharmaceutical business will focus on advancing its clinical compounds to higher phases of clinical study, and further enhancing its R&D pipelines by promoting drug discovery. We will work to steadily advance the pipeline status of compounds currently under development and work towards the development of new world-class drugs.

(4) Foods business

The foods business will aim at even greater profit expansion. By further strengthening its profitability, this business will make a growing contribution to improving the corporate value of the JT Group.

With regard to the use of capital under "JT2008," top priority will be given to business investment. In addition to ordinary investment in plant and equipment, for example, we will also explore ways of gaining access to external resources. Moreover, we are preparing to meet flexible capital demands by expanding our internal reserves for business investment where appropriate.

Our basic dividend policy and aim is to provide a competitive level of returns to shareholders in the capital market. In consideration of the status of our medium and long-term growth strategy and our consolidated financial results forecast, we are aiming at a consolidated pay-out ratio of 20%, while also endeavoring to increase the dividend level. Furthermore, we are considering a share buy-back with the objective of expanding our future management options.

Toward Delight Which Exceeds Stakeholder Expectations

In the new medium term management plan "JT2008," our management vision and our commitment to improving the satisfaction of our shareholders, customers, employees, and society, while maintaining a good balance between our responsibilities to each, remains unchanged. We consider this to be the most challenging attitude and approach to corporate management, and we are united in our resolve to pursue this path by maintaining a healthy sense of crisis at all times. I believe that by continuing to follow our present course, we are ensuring a bright future for the JT Group.

In closing, I ask our stakeholders to continue to provide us with your full understanding and support as we implement our management strategy into the future.

June 2006



Hiroshi Kimura
President and CEO and Representative Director



Special Feature:

Medium Term Management Plan

During the period of "JT PLAN-V," the previous medium term management plan which covered the three-year period that ended March 31, 2006, we faced significant changes in the operating environment, including JT's termination of the Marlboro license agreement and the increase of the tobacco excise tax in Japan. However, as a result of the Group-wide effort to improve top-line performance and implement cost structure reform, we achieved all the management targets set under "JT PLAN-V" and established a solid foundation for our transformation to a "Global Growth Company that Develops Diversified, Value Creating Businesses".

Despite the record high profit achieved for the fiscal year ended March 31, 2006, the success of "JT PLAN-V" is merely one milestone on our constant voyage to grow the business in a dynamic operating environment. With the launch of our new medium term management plan, "JT2008," which inherits and evolves the previous plan's strategy to ensure sustainable growth for the coming years, JT is charting a new and exciting course for the company's future and for its stakeholders.



"JT PLAN-V" was developed in response to dramatic changes in the operating environment, including the increase in tobacco excise tax in July 2003 and the termination of the Marlboro license agreement. We acted with speed to implement measures across the company in response to these changes in the operating environment, and as a result, exceeded all management targets set forth under "JT PLAN-V."

The level of achievement of companywide management targets



• Achieved All Management Targets
(Billions of Yen)
800
600
400
200
0
360.0
433.4
12.4%
7.0% or higher
450.0
684.2
FY3/2006 EBITDA
FY3/2006 ROE
Three-year Cumulative FCF
Management Target
Results

Overview of Previous Medium Term Management Plan "JT PLAN-V" (FY3/2004-FY3/2006)

Domestic Tobacco Business

In the domestic tobacco business, we implemented a sales growth strategy and the drastic cost structure reform of the business for profit growth. For top-line growth, we focused our efforts on growing segments and aggressively expanded our brand portfolio in order to enhance our competitiveness. Cost structure reform involved encouraging voluntary retirement and consolidating factories. As a result, we overcame various challenges in the operating environment, achieved profit growth during the period of "JT PLAN-V," and established a strong business foundation for the future.



• Sales growth strategy and drastic cost structure reform for profit growth
(%)
15
10
5
0
8.7 9.3 9.2 10.0 10.4 10.3 10.7 11.1 11.3 11.7 12.2 12.5
4.3 4.4 4.6 5.2 5.6 5.5 5.8 6.1 6.3 6.5 6.6 6.7
4.2 4.3 4.5 5.1 5.0 5.1 4.8 5.1 5.1 5.2 5.4 5.9
1.8 1.9 2.3 2.7 2.8 2.8 2.8 3.0 2.9 3.2 3.6 4.2
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
FY3/2004
FY3/2005
FY3/2006
— JT 1-mg tar product share*
— JT menthol product share*
— JT products at ¥300 or more per pack share*
JT D-spec product share*
* JT original brands + JTI products for the domestic market (CAMEL, Winston, Salem, etc.)
(Persons)
15,000
10,000
5,000
0
(Factories)
30
20
10
0
14,172
25
13,769
22
10,124
18
8,855
10
FY3/2003
FY3/2004
FY3/2005
FY3/2006
Number of Employees (Non-consolidated)
Domestic Tobacco Factories

International Tobacco Business

The international tobacco business experienced remarkable nominal and real growth as the driving force for profit growth for the JT Group. In the fiscal year ended March 2006, the final year of "JT PLAN-V," the international tobacco business generated about a quarter of the entire Group's total EBITDA. Our strategy to focus on GFB growth and core markets is yielding steady results.

• **Organic growth by focusing on GFB's and core markets**



(Billion Cigarettes)
250
200
150
100
50
0
203.3
109.8
198.8
117.5
212.4
131.4
220.3
133.8
2002
2003
2004
2005
GFB Volume
Other Brands Volume



(Millions of U.S. dollars)
1,000
800
600
400
200
0
480
566
741
975
2002
2003
2004
2005
EBITDA
(reported; before royalty payments)

Pharmaceutical Business and Foods Business

In the pharmaceutical business, the business target was to move three compounds with the potential to become world-class new drugs on to the clinical development stage. We steadily enhanced the pipeline, and move four compounds into clinical development during the period. (We had six compounds in the pipeline as of April 28, 2006.) We also pursued strategic licensing out to world-leading pharmaceutical companies during the period, and took concrete steps to realize business value at this early stages.

In the foods business, the business target was to achieve positive operating income. We not only achieved this target a year ahead of schedule, but also steadily increased the scale of profit, yielding better than expected results.

Pharmaceutical Business

• **Move three compounds with potential to become new world-class drugs into clinical development**

Clinical Developments (as of April 28, 2006)

Code	Indication	Development Stage
JTT-705 (oral)	Dyslipidemia	Domestic: Phase I
JTT-130 (oral)	Hyperlipidemia	Domestic: Phase II
		Overseas: Phase I
JTK-303* (oral)	Anti-HIV	Domestic: PhaseI
JTT-302* (oral)	Dyslipidemia	Overseas: Phase I
JTT-305* (oral)	Osteoporosis	Domestic: Phase I
JTT-551* (oral)	Type 2 diabetes mellitus	Domestic: Phase I

*Compounds entering clinical development during period

Foods Business

• **Achieve positive operating income**

Operating Income (Loss)



(Billions of Yen)
10
5
0
-5
-4.9
1.9
6.3
FY3/2004
FY3/2005
FY3/2006

Corporate Image – Long term vision

Based on the solid results delivered under "JT PLAN-V," we will continue our long-term vision under "JT2008" toward becoming a global growth company that develops diversified, value-creating businesses.

By business segment, the domestic tobacco business will continue to serve as the core source of profits, and the international tobacco business will continue as the driving force for profit growth in the long term. The pharmaceutical business will aim to contribute to profits progressively as a core business going forward, on the back of its advanced research and development capabilities. The foods business will seek to establish its global competitive advantage as a general foods manufacturer.

Summary of New Medium Term Management Plan "JT2008" (FY3/2007-FY3/2009)

Positioning of "JT2008"

As was the case when we formulated "JT PLAN-V," our operating environment is becoming increasingly difficult. We believe we are about to face a crucial stage in the achievement of growth for the future. The achievement of "JT PLAN-V" was an important step towards becoming a global growth company that develops diversified, value-creating businesses, and toward building our desired corporate image. Under the new medium term management plan "JT2008," we will continue the strategies we have promoted in the past, and will take them to a higher level.

"JT2008" is positioned to make forward looking investments during the three-year period, and will enhance the organizational strength, personnel and business foundations required to overcome challenges in the operating environment, and to achieve sustainable growth beyond "JT2008."

Objectives of "JT2008"

The objective of "JT2008" is to achieve long-term sustainable growth while overcoming challenges in the operating environment.

The domestic tobacco business will aim to maintain the profit level achieved during "JT PLAN-V" through to the fiscal year ending March 2009, and to continue to be the core source of profits for the JT Group. The international tobacco business will aim to continue being the driving force for profit growth of the JT Group. The pharmaceutical business will aim to advance its clinical compounds to higher phases of clinical study and enhance the R&D pipeline, while the foods business will aim to further strengthen profitability.

Through these contributions to performance, we aim to deliver Group-wide EBITDA for the fiscal year ending March 2009 which exceeds the level achieved in the fiscal year ended March 2006 by approximately ¥20 billion.

Individual Business Strategies During "JT2008"

Domestic Tobacco Business

The domestic tobacco business will aim to maintain the EBITDA level achieved during "JT PLAN-V" by mitigating the effect of declining consumption, and thus continuing its role as the core source of profits for the JT Group.

We will be relentless in our efforts to steadily promote product, distribution and marketing strategies, as well as improve productivity. The operation of vending machines with adult identification functions is scheduled to start in the fiscal year ending March 2009. Needless to say, we will make efforts towards their efficient introduction and operation, and will endeavor to minimize the costs of introducing this new technology.

We will also pursue an environment in which smokers and non-smokers harmoniously coexist, and will fulfill our responsibilities as the leading company in the domestic market.

As "the Core Source of Profits", Aim to Maintain the Profit Level Achieved during "JT PLAN-V"

→ Aim to maintain the EBITDA level achieved during "JT PLAN-V" by mitigating the effects of declining domestic consumption

«Growth Strategies»

Product Strategy

- Effectively launch new products within growing segments
- Improve the value of core brands (e.g. redesign Mild Seven family)
- Improve unit price by developing and launching value added products as exemplified by D-spec
- Enhance portfolio by leveraging brand equity

Channel Strategy

- Enhance activities in growing sales channels (e.g. Convenience stores)

Promotion Strategy

- Improve efficiency and effectiveness of communication based on One-to-One marketing
  — Effective approach based on identification of accurate customer profiles

«Improve productivity»

- Introduce high-speed machines (more than 10,000 cigarettes per minute) for a flexible manufacturing framework adapted to changes in demand and supply

«Efficiently introduce and operate vending machines with adult identification functions»

«Pursue an environment in which smokers and non-smokers harmoniously exist»

International Tobacco Business

The international tobacco business will aim to achieve further earnings growth as the driving force for profit growth for the JT Group.

As "the Driving Force for Profit Growth", Continue Leading the Industry in Organic Growth
→ Grow sustainable EBITDA in the mid-teens during the plan period.

«Generate top-line growth and broaden earnings base by executing consistent core strategies»
- Strengthen GFB equity
- Leverage and deploy brand portfolio
- Improve impact at point of sales
- Concentrate on core markets
- Pursue cost efficiencies while delivering quality products

EBITDA and GFB Volume



(Millions of U.S. dollars)
(Billions of Cigarettes)
1,000
750
500
250
0
200
150
100
50
0
338
400
441
551
712
925
2000
2001
2002
2003
2004
2005
EBITDA
(before royalty payments)
GFB Volume

(Like-for-like, excluding JTI products sold in Japan)

Pharmaceutical Business

The pharmaceutical business will build upon the strategies of "JT PLAN-V." We will strive to further enhance our R&D pipelines by promoting drug discovery, while advancing our clinical compounds to higher phases of clinical study.

Aim to Advance Clinical Compounds to Higher Phases of Clinical Study and Enhance the R&D Pipeline

«Advance its clinical compounds to higher phases of clinical study»

«Further enhance R&D pipelines by promoting research in drug discovery»

«Explore opportunities for strategic licensing»

Level of R&D expenses during period: Expected to be around ¥70 billion due to upgrading of pipelines

Priority Research Fields



Glucose/ Lipid Metabolism
Anti-virus
Immune Disorders/ Inflammation
Bone Metabolism

Foods Business

The foods business will aim to establish its foundations as a general foods manufacturer. Specifically, our target as a pillar business is to achieve a consolidated operating margin of 3.5% or higher for the fiscal year ending March 2009.

Establishing Foundations as a General Foods Maker

→ As a pillar business, aim to achieve a consolidated operating margin of 3.5% or higher for FY3/2009

«Basic Strategy»

- Establish competitive advantage
- Establish synergies as a general foods manufacturer
  - Pursue M&A for further profitable growth

«Business Areas»

- Beverage Business: Realize improvement in business value by continuing and evolving the "JT PLAN-V" strategies
- Processed Foods Business: Establish a superior structure while maintaining the upward trend in revenue and profit (frozen processed foods, bakery, chilled processed foods, processed preserved foods)
- Seasonings Business: Enhance and expand the natural extract business fundamentals, while establishing a foundation as a bouillon/soup stock maker

Group-wide Challenges

As a Group-wide challenge, we will enhance our organizational strength and optimize the assets we own, with the aim of strengthening the corporation.

Strengthening the Corporation

«Enhance Personnel and Organizational Strength»

- Effectively operate and solidify the new personnel system (April 2006 onwards)
- Identify and train personnel who will be responsible for the future

«Optimize Assets Owned by JT»

- Idle real estate as of March 31, 2006 (JT non-consolidated)
  Valuation of fixed assets: ¥84.9 billion (book value: ¥12.7 billion)

«Relentlessly Pursue and Exploit Cost-saving Opportunities»

Harmonious Coexistence with Society

- Pursue an environment in which smokers and non-smokers harmoniously coexist
- Make efforts to protect the global environment
- Enhance relationships with local communities

Review of Operations







Ichiro Kumakura
President, Tobacco Business

Our domestic tobacco business will continue in its role as the core source of profits of the JT Group by overcoming operating environment changes, including decreasing total demand and severe competition.

Domestic Tobacco Business

Business Performance

FY 3/2006 business performance summary

- Total sales volume of JT products: 189.5 billion cigarettes, down 11.2% (see note)
- Net sales excluding taxes: ¥1,173.2 billion, down 2.5%
- Operating income: ¥220.1 billion, up 2.0%
- EBITDA: ¥305.8 billion, up 3.3%

(Note) In addition to the figure stated above, the company also sold 3.2 billion cigarettes at duty-free shops in Japan and in the markets of China, Hong Kong and Macau, which are under the control of the Company's China Division.

Sales growth strategy

JT's top-line growth strategy for the domestic tobacco business is three-fold: First, develop an accurate assessment of the overall market in order to focus on products for growing segments, such as the 1-mg tar, menthol, and premium (¥300 per pack or above) segments; second, a vigorous launching of new products mainly in these market segments and last, executing efficient sales promotion activities.

During FY 3/2006, we launched 14 products including three 1-mg tar, five menthol, 11 premium, and five D-spec* products. We also expanded the sales areas of the eight products which we currently distribute on a geographically limited basis, including Pianissimo Pêche Menthol One.

In addition, the company reinforced its brand portfolio by consolidating the domestic operations of JTI for Camel, Winston and Salem into JT's domestic lineup. This change took effect in May 2005, and has resulted in more efficient sales promotion activities and an expanded range of product strategy options.

* D-spec products, reduced odor segment products (known as "Less Smoke Smell" products abroad), incorporate the company's odor-reducing technology in response to customer demand for a reduction in the smell of tobacco smoke.

JT's share of Growing Segments and D-spec


(%)
15
10
5
0
8.7 9.3 9.2 10.0 10.4 10.3 10.7 11.1 11.3 11.7 12.2 12.5
4.3 4.4 4.6 5.2 5.6 5.5 5.8 6.1 6.3 6.5 6.6 6.7
4.2 4.3 4.5 5.1 5.0 5.1 4.8 5.1 5.1 5.2 5.4 5.9
1.8 1.9 2.3 2.7 2.8 2.8 2.8 3.0 2.9 3.2 3.6 4.2
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
FY3/2004
FY3/2005
FY3/2006

— JT 1-mg tar products*
— JT menthol products*
— JT products at ¥300 or above per pack*
— JT D-spec products*

* New base=JT's original brands + JTI's domestic products such as Camel, Winston and Salem, etc.

Market Share, by JT Brand Family


(%)
33.6%
32.2%
8.7%
10.6%
1.7%
2.9%
4.0%
6.3%

Mild Seven / Seven Stars / Caster / Cabin / Peace / Frontier / Other JT products / Foreign products

Cost structure reform

We have strengthened our cost competitiveness with clear measures that anticipate risk, and through consistent efforts to reduce fixed costs and minimize variable costs. By April 2005, we have reduced tobacco factories to 10 in order to consolidate production and rationalize operations. In addition, we consolidated sales operations at the end of June 2005, and on the raw materials supply side we closed a leaf tobacco material processing plant. These measures are a continuation of the organizational restructuring which began in July, 2004.

Sales volume performance

While the transfer of Camel, Winston, Salem, and other brands from JTI to JT from May 2005 contributed to the company's sales volume, the termination of the Marlboro license agreement in April 2005 led to an overall reduction in sales. As a result, the sales of JT products during FY 3/2006 was 189.4 billion cigarettes, a decline of 23.7 billion cigarettes compared with the previous year, and the company's market share declined by 6.5 points to 66.4%.

Products that JT positioned in growing segments steadily expanded the company's share of these segments. In FY 3/2006, our share of the following categories, excluding Marlboro products and including JTI products, were as follows; 1-mg tar: 11.9% (up 1.3 points), menthol: 6.5% (up 0.8%), and premium: 5.4% (up 0.4%). Interestingly, in the new D-spec product category, our products are gaining a firm footing with a 3.5% market share.

Strategy and Measures

We are aiming to maximize our marketing mix to achieve sustainable growth.

— Product strategy
— Distribution strategy
— Marketing strategy
— Improving productivity and fulfilling our responsibility as a leading company

Maximizing the marketing mix

In the domestic tobacco market, the total demand for cigarettes has continued to decline with an aging Japanese population, a growing consciousness of smoking and health, and tightening smoking regulations. The increase in the tobacco excise tax, which went into effect in July 2003, further accelerated the weakening of domestic demand, with the percentage of smokers dropping to 29.2% as of June 2005. In addition, a further increase in tobacco excise tax is to be implemented effective July 1, 2006.

With various tobacco-related regulations being strengthened, and competition with foreign brands for domestic market share becoming increasingly severe, the company's marketing capabilities are once again being called upon. JT plans to over-

Cigarette Brands Expanded to Nationwide Sales in FY3/2006

Release	Nationwide	Product	D-spec	Menthol	Tar (mg)	Nicotine (mg)	Price: Prior to June 30,2006	Price: After July 1,2006
Jul-04	Apr-05	HOPE SUPER LIGHTS			6	0.5	¥140	¥150
Jul-04	Apr-05	CASTER COOL VANILLA MENTHOL BOX		○	3	0.3	¥270	¥290
Jul-04	Apr-05	PEACE AROMA MENTHOL BOX		○	7	0.6	¥300	¥320
Jul-04	Apr-05	SEVEN STARS LIGHTS BOX			7	0.7	¥280	¥300
Feb-05	Sep-05	SEVEN STARS REVO LIGHTS MENTHOL BOX	○	○	7	0.6	¥300	¥320
Feb-05	Sep-05	LUCIA CITRUS FRESH MENTHOL ONE	○	○	1	0.1	¥300	¥320
Jul-05	Nov-05	PIANISSIMO PECHE MENTHOL ONE	○	○	1	0.1	¥300	¥320
Jul-05	Jan-06	SEVEN STARS REVO SUPER LIGHTS BOX	○		5	0.5	¥300	¥320

come the effects of future declines in sales volume by optimizing product, distribution and marketing strategies.

[Product strategy]

The concentration of resources in growing segments and improving the value of our core brands are the central elements in JT's product strategy.

We intend to achieve steady growth for our existing brands within growing market segments (1-mg tar, menthol, and premium products) while at the same time expanding our market share by effectively introducing new products.

We are also proceeding steadily with improvements to the value of our core brands. In May 2006, we re-designed the five brands in the Mild Seven family. In addition, we are attempting to raise unit prices through the development and release of high value-added products as represented by D-spec products. These activities are building the equity of our core brand portfolio.

In accordance with the increase in tobacco excise tax effective July 1, 2006, we will shift the increased tax onto prices for all brands, and will revise the retail prices of 13 brands more than the increased tax, including 11 brands from the Mild Seven family.

[Distribution strategy]

JT enjoys a powerful and unrivalled distribution network. In Japan, approximately 60% of all tobacco sales are carried out via vending machines, and JT owns more than one-third of all cigarette vending machines in this country. From now on, we will strengthen our activities in growing sales channels such as convenience stores, while maintaining our overwhelming competitiveness in the important vending machine channel.

[Marketing strategy]

We employ a trade marketing organization which in scale surpasses those of our competitors. This team conducts marketing activities that are carefully tailored to the needs of retailers throughout the country. As we move forward, we will implement best - of - class sales promotion activities through one-to-one marketing while following applicable regulations and helping to address the problem of smoking by minors.

[Improving productivity and fulfilling responsibilities as a leading company]

Productivity improvements are an unending task for manufacturers. At JT, we work constantly in order to respond appropriately to diversified customer needs and changes in demand.

We will continue to fulfill our responsibilities as the leading tobacco company in the Japanese market, and will continue to promote a society in which smokers and nonsmokers can coexist. We will work to promote improvements in smoking manners, while developing and supporting suitable locations and opportunities for smoking. Furthermore, as an ongoing objective for the

Cigarette Brands Expanded to Nationwide Sales in FY 3/2006


HOPE
HOPE SUPER LIGHT


CASTER COOL VANILLA MENTHOL BOX


PEACE AROMA MENTHOL BOX


SevenStars
SEVEN STARS LIGHT BOX


SEVEN STARS REVO LIGHT MENTHOL BOX


LUCIA CITRUS FRESH MENTHOL ONE


PIANISSIMO PECHE MENTHOL ONE


SEVEN STARS REVO SUPER LIGHT BOX

entire tobacco industry including JT, we will continue to work towards preventing smoking by minors in cooperation with local governments and related organizations. In this context, we are preparing for the introduction of cigarette vending machines with adult identification functions nationwide (scheduled for implementation in 2008).

As the Core Source of Profits of the JT Group

An increase in the tobacco excise tax is scheduled to take effect from July 2006. In our view, this measure will further accelerate the decline of total demand and increase our competitive challenges. However, by making full use of our operating base, we will continue to fulfill our role as the core source of profits for the JT Group by providing quality products that meet customer needs at an appropriate price.



Pierre de Labouchere
President & CEO, JT International S.A

JT International S.A. (JTI) is the core of JT's international tobacco operations, and is the fastest organically growing international tobacco company in the industry, with operations in 120 countries around the world. JTI is today the driving force of profit growth for the entire JT Group, and has delivered an average of 20% EBITDA growth for five consecutive years.

JTI's performance is driven by the company's central focus on its Global Flagship Brands (GFB) and its core markets, and reflects a broadening of the company's earnings base as well as balanced growth between mature and the increasingly important emerging markets. JTI's Global Flagship Brands are Camel, Winston, Mild Seven, and Salem.

International Tobacco Business

Business Performance

FY 2005 business performance summary*

— Total sales volume: 220.3 billion cigarettes, up 3.7%
— GFB sales volume: 133.8 billion cigarettes, up 1.8%
— Net sales excluding taxes: US$ 4,393 million, up 11.4%
— EBITDA**: US$975 million, up 31.5%

* The consolidated accounting period for the international tobacco business is January through December.
** Before royalty payment to JT

In 2005, JTI total sales volume increased 7.9 billion cigarettes to 220.3 billion cigarettes, an increase of 3.7% from the previous fiscal year, driven by the continued growth of the company's Global Flagship Brands (GFB), as well as the growth of non-GFB brands.

Total sales volume—excluding the Japan market where JTI products were transferred to JT in May 2005—grew 6.3%. GFB sales volume increased 1.8% from the previous fiscal year. Excluding the Japan market, GFB sales volume increased 5.6%, led by growth of Winston in Russia, Ukraine, Iran and Italy, Camel in France, Italy and Spain, and Mild Seven in Taiwan.

Global Flagship Brands and the Strengthening of JTI's Brand Portfolios

JTI's focus on GFB performance and the strengthening of the company's brand portfolio and brand equity are important factors supporting the company's growth momentum. Global consistency in brand communication, combined with the positioning of Camel, Mild Seven and Salem in the premium segment, and Winston in the sub-premium segment, drive GFB growth.

JTI continues to develop brand portfolios which are relevant

EBITDA before royalty payment to JT
(Millions of U.S. dollars)


1,000
800
600
400
200
0
'02
'03
'04
'05

□ EBITDA (like-for-like basis: excl. Japan business)

Focus on GFB growth and core markets


Canada
Italy
France
Ukraine
Russia
South Korea
Taiwan
Iran
Spain
Turkey
Malaysia
GFB
Camel
Winston
Mild Seven
Salem
Other Brands
Export A
Magna
Mi-Ne
Monte Carlo
Peter 1
More

for consumers in each market, with a central focus on GFB growth. As a result, both total sales volume and GFB sales volume continue to grow despite the emergence and growing popularity of value products in a number of markets.

The consistent implementation of this strategy remains critical to JTI's continued growth as changes in the company's operating environment, particularly in cigarette taxation and industry pricing, affect consumer behavior in many of the company's markets.

Core Market Performance Broadens JTI's Earnings Base

The number of markets contributing more than 50 million dollars in EBITDA has increased from a base of 3 markets in 2000, to 7 markets at the end of 2005. This broadening of the company's earnings base is a direct result of JTI's focus on its Global Flagship Brands and on the company's core markets, which today include France, Spain, Italy, Russia, Ukraine, Turkey, Iran, Canada, Taiwan, Malaysia, and South Korea.

Toward Sustainable Organic Growth

Looking to the future, the tobacco industry will continue to face both challenges and opportunities as the operating environment rapidly evolves. Increasingly stringent regulation, cigarette tax increases and price increases are causing consumers to be even more demanding of quality and value.

Increasing restrictions require that JTI be even more competitive at the point of contact with our consumers, and the company will continue to invest to strengthen the equity of its brands.

JTI will continue to invest to enhance its competitiveness at the point of sale across all markets, and to expand and leverage its brand portfolio. The company will continue to invest in the quality of its brands, leveraging the significant synergies the company has with JT in R&D and product innovation in order to exceed the expectations of our consumers.

While competition among tobacco manufacturers will intensify, changes in consumer behavior will continue to provide opportunities for growth. Consistent execution of JTI's core strategies—the continued focus on Global Flagship Brands and on core markets—will ultimately provide the foundation for sustainable organic growth.

Global Flagship Brands Drive JTI's Performance

[Camel]




Sales Volume
(Billions of Cigarettes)
40
30
20
10
0
35.2
'02
'03
'04
'05

Camel remains a powerful international brand, ranking No.2 in sales volume in Western Europe. In 2005, total sales volume grew 1% for the second consecutive year despite adverse trading conditions in Western European markets, with Camel registering market share increases in Italy, Spain, and France. In 2002, JTI began the rejuvenation of Camel with a new, globally consistent taste and package design, and brand equity remains strong despite consumer down trading in a number of markets in this important region.

[Winston]


Winston


Sales Volume
(Billions of Cigarettes)
80
60
40
20
0
76.4
'02
'03
'04
'05

As economic conditions improve across JTI's important emerging markets, consumers continue to trade up to international brands, notably to Winston which is positioned in the sub-premium segment. Winston registered its 5th consecutive year of double digit sales volume growth, increasing 10% in 2005, and driven by solid gains in Iran, Russia, Italy, Ukraine, and Switzerland. Winston currently ranks as the world's No. 4 brand.

JTI began Winston's rejuvenation in 2000 with product improvements, and has strengthened Winston's unique positioning as a high quality, sub premium segment heritage brand. JTI will continue to leverage Winston's unique positioning as new opportunities for further growth are identified.

[Mild Seven]


MILD SEVEN


Sales Volume
(Billions of Cigarettes)
20
15
10
5
0
17.5
'02
'03
'04
'05

JTI continues to strengthen Mild Seven's brand equity through globally consistent brand communication, and the introduction of new packaging graphics in 2005. The new package design has been well received by consumers, and the brand achieved 2% growth in 2005. In Taiwan, the brand's largest market outside of Japan, Mild Seven sales volume growth has exceeded 8% in 2005. JTI will continue to invest in Mild Seven's international premium brand equity in an effort to further expand brand sales volume and market share performance.

[Salem]


SALEM


Sales Volume
(Billions of Cigarettes)
12
10
8
6
4
2
0
4.8
'02
'03
'04
'05

As a result of the transfer of JTI's Japan business to JT, Salem's role in our GFB portfolio has diminished, and currently represents 1% of total JTI sales volume. Salem however remains unique in its positioning as a premium menthol brand, and JTI continues to enhance Salem's communications and product mix. JTI will invest to revitalize the brand in the brand's core Malaysian market, and thereafter in markets where the brand has potential to grow.

Performance of Regions and Markets

[France, Spain and Italy]

Share of Market Performance



(%)
GFB
Other Brands
15
10
5
0
9.7
11.5
10.2
'02 '03 '04 '05
France
'02 '03 '04 '05
Spain
'02 '03 '04 '05
Italy

France, Spain and Italy are highly profitable mature markets, and remained significant profit contributors in 2005. The operating environment in these markets has undergone significant change as cigarette tax increases, prices increases and public smoking restrictions drive declines in consumption, and as demand grows for value brands.

In France, total industry volume stabilized in 2005, following a substantial 21% decline in 2004. In this environment, JTI grew its share of market by 0.4 points, driven by a good performance from Camel.

In Spain, the super value segment grew rapidly over the last half of 2005, and now represents 30% of total industry volume. Despite this significant change in the market, a solid performance from Camel resulted in the company maintaining its share of market.

In Italy, JTI's share of market increased by 1.8 share points, driven by strong performances from both Camel and Winston. JTI's share of market in Italy has nearly doubled in the last two years.

[Russia and Ukraine]

Share of Market Performance



(%)
GFB
Other Brands
20
15
10
5
0
17.4
12.8
'02 '03 '04 '05
Russia
'02 '03 '04 '05
Ukraine

JTI registered strong volume growth in 2005 in the emerging markets of Russia and Ukraine, as economic conditions improve and as consumers trade up to international brands. In 2005, JTI's total share of market reached an all time high of 17.4% in Russia and 12.8% in Ukraine, both led by the strong momentum of Winston. Winston is now the No.1 brand in Russia both in terms of sales volume and retail sales value. Nearly half of JTI's volume growth in these markets was driven by brands other than Winston.

[Turkey and Iran]

Share of Market Performance



(%)
GFB
Other Brands
15
10
5
0
9.5
'02 '03 '04 '05
Turkey

In Turkey, JTI experienced a 1.8 percentage point decline in total share of market as a result of two separate changes which took place in the market's excise tax structure during 2005. Despite this volatile environment, Camel performed well and maintained its share of market.

In Iran, JTI continued its strong momentum in 2005, driven by Winston and Magna, whose volumes grew more than 80% and 40% respectively. Share data still remains elusive in Iran, but the company firmly believes that JTI is the No. 1 international tobacco company in the market.

[Canada]

Share of Market Performance



(%)
GFB
Other Brands
15
10
5
0
11.6
'02 '03 '04 '05
Canada

Canada is a mature market with high profitability, but has undergone significant change as the value segment increased from 6% in 2002 to 43% of total industry volume in 2005. While our total share of the Canadian market remains slightly depressed at 11.6% in 2005, Export A share of segment grew and solidified its position as the No. 3 premium brand in the market. In addition, JTI launched Macdonald Special in 2005, reflecting the company's decision to fully participate in the value segment.

[Taiwan, Malaysia and South Korea]

Share of Market Performance



(%)
GFB
Other Brands
40
30
20
10
0
36.9
19.4
3.2
'02 '03 '04 '05
Taiwan
'02 '03 '04 '05
Malaysia
'02 '03 '04 '05
Korea

Taiwan, Malaysia and South Korea remain attractive markets for potential sales volume and profit growth.

JTI continued its strong growth momentum in Taiwan, and achieved 36.9% share of market in 2005, driven by Mild Seven. The company is now the No. 1 tobacco company in the Taiwan market.

Total sales volume in Malaysia and South Korea declined as tax rates increased, and as prices rose during 2004 and 2005. Despite these challenges, JTI's total share of market in Malaysia reached 19.4%, while the company's South Korea business stabilized following improvements in to the company's operating mode and brand portfolio over the last two years.



Noriaki Okubo
President, Pharmaceutical Business

JT is endeavoring to develop its pharmaceutical business as the future pillar of its operations, thereby further enhancing the value of the JT Group's diversified business portfolio. To this end, we have built a solid foundation by establishing a unique pharmaceutical business with world-class R&D capabilities, and increasing our market presence through the development of innovative drugs.

Pharmaceutical Business

Business Performance

FY 3/2006 business performance summary

— Net sales: ¥49.3 billion, down 14.6%
— Operating loss: ¥5.0 billion, down ¥6.9 billion
— EBITDA: ¥-1.8 billion, down ¥7.3 billion

Reinforcing Our In-house Drug Discovery Capabilities

In FY 3/2006, based on previous developments in this field, we proceeded to further improve and strengthen our in-house R&D capabilities.

With regard to drug development, we terminated clinical development of JTK-003 (hepatitis C) and JTE-607 (systemic inflammatory response syndrome). On the other hand, two compounds, JTT-305 (osteoporosis) and JTT-551 (diabetes) have entered into the clinical stage this year, so that we currently have a total of six compounds undergoing clinical study (as of April 28, 2006).

Accelerating Development Using External Resources

In FY 3/2005, JT entered into licensing agreements with F. Hoffmann-La Roche Ltd. concerning JTT-705 (dyslipidemia) and with Gilead Sciences Inc. concerning JTK-303 (anti-HIV). Moreover, in April 2006, we entered into a licensing agreement with GlaxoSmithKline Inc. concerning a new chemical compound that is still at the pre-clinical stage. As these examples illustrate, JT has been promoting accelerated development of promising in-house drug discoveries by making use of external resources.

Clinical Development (As of April 28, 2006)

Code	Stage	Indication	Characteristics
JTT-705 (oral)	Phase I (JPN)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High density lipoprotein, Good Cholesterol -LDL: Low density lipoprotein, Bad Cholesterol
JTT-130 (oral)	Phase II (JPN) Phase I (Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein
JTK-303 (oral)	Phase I (JPN)	Anti-HIV	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)
JTT-302 (oral)	Phase I (Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High density lipoprotein, Good Cholesterol -LDL: Low density lipoprotein, Bad Cholesterol
JTT-305 (oral)	Phase I (JPN)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor
JTT-551 (oral)	Phase I (JPN)	Type 2 diabetes mellitus	Decreases blood glucose by enhancing insulin signal via inhibition of PTP1B. -PTP1B:Protein Tyrosine Phosphatase 1B This enzyme negatively regulates insulin signaling pathways.

Phase I: Testing conducted on healthy volunteers to verify product safety and disposition (ADME: absorption, distribution, metabolism, and excretion).
Phase II: Testing conducted on a small number of patients, with their consent, to study the drug's effectiveness as well as safety.
Phase III: Testing conducted on a large number of patients, with their consent, to compare product effectiveness and safety with standard treatments.

Strategy and Measures

— Steadily advance compounds under development and R&D pipeline improvement
— Search for strategic licensing opportunities

[Steadily advance compounds under development and enhance R&D pipeline]

With respect to the pharmaceutical business, JT will continue to follow its existing strategy of further enhancing its R&D pipeline by promoting drug discovery research while steadily advancing the development status of compounds currently in the pipeline.

As for the scope of our R&D activities, while making use of our accumulated knowledge, we are focusing our target areas from the standpoint of concentrating our activities. Accordingly, we are mainly concentrating our R&D resources on glucose and lipid metabolism, anti-virus, immune disorders and inflammation, and bone metabolism.

[Search for strategic licensing opportunities]

In the face of escalating global R&D competition, it is becoming increasingly important to accelerate R&D and bring new products promptly to the market. Bearing this in mind, JT is searching for strategic opportunities for licensing in and out in order to maximize business value as early as possible.

Aiming at the Creation and Provision of Original Drugs

"The creation of original new drugs" is never an easy task. At JT, however, we feel a sense of pride and challenge in taking up "the development of world-class innovative drugs" as our corporate mission. Moreover, we are tackling this mission with real determination, creating what is original, and attempting to do what can only be done by JT, so that patients and medical professionals all over the world will agree that "We could not have done without JT's drug."



Mutsuo Iwai
President, Food Business

In the foods business, JT is aiming to establish a global competitive advantage as a general foods manufacturer. We are enhancing and establishing our competitive advantage in the foods business as a whole, including the fields of raw materials procurement, research and development and product development. In addition, we are establishing a framework that can demonstrate synergies across multiple business categories.

Foods Business

Business Performance

FY 3/2006 business performance summary

— Net sales: ¥278.4 billion, up 4.9%
— Operating income: ¥6.3 billion, up 224.7%
— EBITDA: ¥11.9 billion, up 49.7%

In the foods business, JT has strived to further improve business value through the development and introduction of new products, the reinforcement of existing sales channels and the promotion of greater efficiency across all operations, and the establishment of a strong business structure to cope with the severe operating environment.

In the processed foods business, JT has continued to enhance and enrich the commercial frozen foods product line, such as the "Obento Dai-Ninki!" and "Imadoki-Wazen" series. JT has also strived to expand the scale of operations and strengthen earnings growth through the active development and introduction of highly-valued distinctive products, including High IG yeast extract, which was developed through JT's unique technology in seasonings and seasoned processed foods.

In the beverage business, JT has been steadily expanding its business mainly through the vending machine operations of Japan Beverage Inc., a JT subsidiary. In addition, JT actively developed and launched new products that reinforce core brands while delivering competitive differentiation, as represented by "Roots."

Driven by the expansion of scale in the commercial frozen foods segment of the processed foods business, steady expansion of vending machine sales channels and the performance of "Roots" in the beverage business, net sales reached ¥278.4 billion, an increase of ¥13.0 billion over the previous year. Operating income reached ¥6.3 billion, an increase of ¥4.4 billion, compared with the previous year.



Strategy and Measures

— Establish and strengthen competitive advantage, and utilize new opportunities to increase the value of the business through business expansion.
  >> Further reinforce the foundation as a core business of the JT Group.

1. Beverages business

We will progressively expand our vending machine sales channels through Japan Beverage, and will promote product development and marketing that thoroughly pursues differentiation, while further strengthening the "Roots" brand by bolstering our R&D and product development capabilities. In addition, profitability will be further improved by promoting greater efficiency throughout the business.

2. Processed foods business

In the processed foods business, we are constructing an excellent business framework while further reinforcing our capacity to earn profits. In concrete terms, we will aim to strengthen our ability to safely and reliably procure key ingredients, to perform research and development, and to develop products through our technological competitiveness. At the same time, we will actively introduce highly differentiated products and will concentrate on sales channel expansion and development.

3. Seasonings business

In the seasonings business, we are promoting the development of compound additives while also aiming to strengthen and expand our natural flavorings-based seasonings business framework. In this context, we will focus on expanding the production and sale of high value-added yeast products that take advantage of our in-house technology as well as other extracts derived from high-quality traceable ingredients, such as kelp, bonito, pork, etc. Furthermore, we will promote the development of compound additives that meet our customers' needs, and shift to natural flavoring-based seasonings.

Aiming at the Creation of New Value in the Food World

JT's foods business is responding to the diversification of food lifestyles by providing high-value products and services, a strategy that has been rewarded by the creation of a string of hit products.

With "safety and reliability" as our motto, we are making a sincere effort to ensure the procurement of high-quality ingredients, improved traceability, and the operation of a technology development and management system for hygiene and quality maintenance, while at the same time further strengthening our research and product development capabilities. In this way, we will continue to strive towards the creation of new forms of value that meet global demands through the world of food, which is the basis of human life.



Corporate Social Responsibility

In the area of environmental protection efforts and social contribution activities, the JT Group is actively engaged in reducing its impact on the environment, contributing to local and international communities, and promoting youth education and other activities. Our aim is to bring about a "harmony" between our corporate activities and the environment, and a "feeling of mutual coexistence" as a good neighbor with local communities in all countries and regions where we operate. The afforestation and forest conservation projects launched last year are part of this commitment.



JT recognizes that timely and accurate decision-making and execution of business tasks are crucial to our ability to increase our corporate value and respond appropriately to changes in our business and social environments. Based on this recognition, JT takes a proactive approach to corporate governance, as it believes that strong corporate governance is one of the major tasks of management.

Corporate Governance

State of Implementation of Measures Concerning Corporate Governance

Corporate governance system

i. Organization in the company

The Board of Directors meets once a month as a rule and at other times as needed to decide on issues as determined by law and other important items, to supervise the conduct of the company's affairs, and to receive reports from the directors on the status of the company's business.

Aiming at continuous improvement in the quality of its business as a whole, JT has an Executive Officer System, where executive officers appointed by the Board of Directors pursue their responsibilities pursuant to the company-wide business strategy under the transferred authorities in each area. In addition, since June 2006, the Chairman of the Board has been positioned as a Non-Executive Director, concentrating on his role of management oversight.

For further enhancement of corporate governance, JT has established the Advisory Committee with five external advisors, to have proposals concerning such important matters as the medium-to long-term management and relevant issues from a broader range of perspectives.

The Executive Committee, comprising the company's president and other members appointed by the president, discusses important management issues, particularly management policy and basic plans regarding overall business operations, in addition to items brought to the attention of the Board of Directors.

JT has an Audit Board under which corporate auditors working as an independent organization with a mandate from the shareholders scrutinize the company's directors and executive officers in the execution of their duties in an attempt to maintain and improve the company's sound management and social credibility.

ii. Internal control system and risk management system

So far, JT has been operating a system for assuring the propriety of its business by working on the enhancement of compliance, internal auditing, and risk management, etc. In addition, as a company with an Audit Board, JT is committed to ensuring the effectiveness of auditors' inspections by, for example, appropriately reporting to auditors.

JT will proceed with these efforts while continuously reevaluating the present system and, in order to ensure the appropriate execution of its business operations, it will also make a sustained effort to maintain and improve the company's system, as follows.

Our Corporate Governance System (as of 23 June, 2006)


General Meeting of Shareholders
Selection or dismissal of members
Selection or dismissal of members
Selection or dismissal of members
Independent Auditors
Accounting audit
Audit report
Board of Directors
ten members
Accounting audit/Operating audit
Audit Board
four members (including three external members)
Auditor's Office
Introduction of compliance-related matters
Compliance Committee
seven members (including two external members)
Compliance Office
Advice
Advisory Committee
11members (including five external members)
Supervision of the performance
Lawyers
Advice
Operational Review and Business Assurance Division
Report/ Propasal
President and Chief Executive Officer Executive Committee
Accounting audit/Operating audit
Internal audit
Executive Officers Departments
Group audit
Group Companies

1. System to ensure that directors and employees perform their duties in accordance with the law and the company's articles of incorporation

With regard to the compliance system, JT has made an action guide for directors, executive officers and employees to help ensure that they act in accordance with the law, the company's articles of incorporation, the social code, etc. For thorough adherence to the action guide, JT has established the Compliance Committee with external specialists, which is directly linked to the Board of Directors. JT has also committed to making its compliance more effective through efforts to equip and improve the company-wide system, represented by the establishment of the Compliance Office, and through implementation of education activities, such as training targeted at executives and regular employees.

As for the internal report system, JT has an inquiry counter within the company. The Compliance Office investigates the received reports, discusses them with related departments and takes preventative measures as a whole company. Furthermore, when important issues are reported through the system, they are brought to the Compliance Committee for discussion.

The internal auditing system is controlled by the Operational Review and Business Assurance Division with 19 members, which studies and evaluates the execution conditions of the management and operation system, and of the company's business from the standpoints of legality and rationality, with the aim of preserving the company's assets and improving management efficiency.

2. System to store and manage information on the directors' execution of their duties

The minutes of the Annual General Meeting of Shareholders, meetings of the Board of Directors, and meetings of the Executive Committee are appropriately stored and managed in line with in-house regulations.

JT appropriately stores and manages information on other important business execution and decision-making, such as the signing of contracts, by clarifying which department is responsible for its storage and management and establishing rules about the decision-making process, procurement and accounting process.

3. Regulations concerning loss risk management and other systems

With respect to monetary and financial risks, JT has internal regulations and makes reports to the Executive Committee on a quarterly basis.

In order for the company to grasp and report on other risks based on individual departmental responsibility and authority, as determined under the Responsibility and Authority Regulation, each department takes appropriate management action, compiles a report, and depending on the degree of importance, brings the matter in question to the attention of the Executive Committee.

JT has assigned a sufficient staff to the Operational Review and Business Assurance Division, which functions as the company's internal auditing organization. This division examines and evaluates the internal management systems of JT and the other JT Group companies with a view to assessing matters of importance and risk from an objective standpoint independent of the company's other business execution organizations, and reports its findings and proposals to the president.

As a preparatory measure for emergencies, JT has produced a response manual concerning emergency management and disaster countermeasures. In the event of an emergency or a disaster, JT is prepared to establish an emergency project system with the Corporate Strategy Division as the executive office, and then deal promptly and appropriately with the situation under the leadership of senior management and in close cooperation with related divisions.

4. System to ensure that directors perform their duties efficiently

Board of Directors meetings are held once a month as a rule and at other times as required to decide on issues as defined by law as well as other important items and to supervise the execution of business. The Executive Committee, comprising the company's president and other members appointed by the president, meets to discuss impor-

tant management issues, particularly issues of management policy and basic plans regarding overall business operations, in addition to items brought to the attention of the Board of Directors.

With the Executive Office System, the executive officers appointed by the Board of Directors are pursuing their responsibility pursuant to the company-wide business strategy under the transferred authorities in each area.

Moreover, in order to ensure that the company's various operations contribute to the efficiency and flexibility of the company's overall business, basic items are determined in accordance with organization and office-related internal regulations and by clearly specifying the roles of each division. Also the divisions responsible for the execution of each business operation are clearly identified in the Responsibility and Authority Regulations.

5. System to ensure the appropriateness of business within the JT Group

The JT Group promises to deliver "irreplaceable delight" to all stakeholders, and it has adopted the JT Group Mission "the JT Branding Declaration" as a shared aim within the group. In conducting group management, JT defines the functions, regulations, etc., that are common to all companies within the group based on a group management policy, through which it intends to realize optimization throughout the entire JT Group.

Furthermore, all the companies in the JT Group have cooperated in developing the compliance system (including the report system), the internal auditing system, and the financial management system.

6. System for assisting auditors with their duties and reporting to auditors, and other systems to ensure that audits are performed effectively

JT has installed an Auditor's Office with a sufficient staff as an organization to support the auditors in their work. In addition, the company has decided to reexamine its staff placement situation when needed after discussions with the Audit Board. Concerning the determination of the Auditor's Office personnel, it has been decided to ensure its independence from the Board of Directors by entrusting the Audit Board with the task.

Directors and executive officers make reports concerning relevant facts in cases where they consider such facts have the potential to significantly harm the company. Moreover, it has been decided that directors, executive officers and employees must make reports to the Audit Board when they find evidence of malfeasance in financial documents or serious breaches of the law or the company's articles of incorporation and other important items concerning the management of other companies.

It has been decided that auditors may attend meetings of the Board of Directors and other important meetings. Almost all of the meetings of Executive Committee are attended. When the directors, executive officers or employees are asked by auditors to let them see important documents, take part in on-the-spot surveys, or make reports, they respond promptly and appropriately.

In addition, the directors cooperate with audits undertaken by auditors, and the miscellaneous expenses for such audits is provided appropriately in order to guarantee the effectiveness of the audit. The Operational Review and Business Assurance Division and the Compliance office provide cooperation by exchanging information with the auditors.

iii. Corporate auditors' audit and independent auditors' audit status

<Corporate Auditors' Audit and Independent Auditors' Audit>

JT has an internal auditing system under which corporate auditors working as an independent organization with a mandate from the shareholders monitor the company's directors and executive officers in executing their duties, to maintain and improve the company's sound management and social credibility.

JT has engaged Deloitte Touche Tohmatsu (DTT) to audit its financial statements for FY 3/2006, as required by the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)", the Company Law, and the Securities and Exchange Law, and the audit was carried out by the following audit partners.

<Certified Public Accountants engaged in independent auditors' audit>
Katsuji Hayashi (four years), Tatsuro Igarashi (one year), Eiji Yoshida (two years), Shuichi Momoki (one year)

*Figures in parentheses represent the number of years each audit partner has served on the audit engagement as a partner.

<Assistants for independent auditors' audit>
Certified public accountants: 9 people, junior certified public accountants: 3 people, others: 4 people

While audits by corporate auditors, internal audits, and independent auditors are conducted in an independent and appropriate manner, efforts to strengthen their mutual cooperation are made by sharing information on the audit results among them.

iv. Remuneration for directors and corporate auditors, and audit fees, etc.

Remuneration for directors and corporate auditors, and fees paid to DTT for audit assurance, etc. for FY3/2006 were as follows.

<Remuneration for Directors and Corporate Auditors >

Remuneration paid by JT to directors and corporate auditors

Directors	10 people	¥259 million
Corporate auditors	5 people	¥ 62 million

*As of the end of the current fiscal year, there were 9 directors and 4 auditors, as one director and one auditor resigned during the year.

<Fees for Audit Assurance, etc.>

The amounts of remuneration paid in respect of auditing certification are based on the Law for Special Provisions to the Commercial Code concerning Audits, etc. of Kabushiki-kaisha and the Securities and Exchange Law and are as specified in the auditing contracts with DTT entered into by JT and its consolidated subsidiaries.

(Items based on the contract entered into by JT)

Fees for audit assurance based on the Article 2-1 of the Certified Public Accountant Law	¥ 98 million
Fees for other services	¥ 18 million
Total	¥116 million

(Items based on the contract entered into by JT and its consolidated subsidiaries)

Fees for audit assurance based on the Article 2-1 of the Certified Public Accountant Law	¥173 million
Fees for other services	¥ 21 million
Total	¥195 million

Overview of outside corporate auditors' stakes in JT

JT has three outside corporate auditors. One of them, Mr. Hiroyoshi Murayama, is a director of Mitsubishi Electric Corporation, which has minor dealings with JT. However, the outside auditor himself has no direct interest in these dealings.

There is no corresponding information concerning the other two outside corporate auditors.

The JT Group is committed to making social contributions on a continual basis through a variety of corporate activities, with the aim of serving as a good corporate citizen acclaimed by society. We are continually engaged in activities with a focus on bringing about "harmony" between our corporate activities and the environment, and a "feeling of mutual coexistence" as a good neighbor with local communities in all countries and regions where we operate.

Activities Contributing to the Environment and Society

Approaches to Environmental Protection

With the establishment of the JT Global Environmental Charter in May 1995, the entire company joined together and engaged in dealing with global environmental problems as one of the most important management tasks. Moreover, in April 2003, we expanded the scope of our environmental management activities to include other companies in the JT Group* and then created the JT Group Environmental Charter in March 2004.

JT has also been carrying out concrete activities in pursuit of the goals outlined in the JT Environmental Action Plan, which contains medium-term targets for promoting environmental preservation in accordance with the JT Global Environmental Charter. However, we have reexamined the Environmental Action Plan, along with the expansion of the Charter's range to encompass the entire JT Group. From FY 3/2006, we are conducting activities on a Group-wide basis aimed at achieving the medium-term targets under the JT Group Environmental Action Plan (2005~2008).

In autumn 2006, we plan to publish the "JT Social and Environmental Report 2006" (tentative title) on our activities in FY3/2006.

* Number of companies in the scope of the JT Group environmental management efforts: 20 companies in Japan including JT and an overseas company

JT Group environmental charter (established May 29, 1995; revised March 29, 2004)

Basic principle

We at JT believe that corporate social responsibility means to provide "Irreplaceable Delight" to customers, shareholders, employees and society through our operations, and to serve as a good corporate citizen acclaimed by society. We also recognize active involvement in environmental issues as a primary theme in terms of corporate social responsibility. Based on this policy, we will act as a good neighbor with local communities in all countries and regions where we operate, and will strive to bring about harmony between our corporate activities and the environment, hoping to leave a healthy and productive environment to future generations.

JT Group Environmental Management Promotion System


Operating Review and Business Assurance Division
Execution and report of environmental audit
Global Environment Committee
Discussions about measures to put environmental management into practice
Global Environment Division
Secretariat of the Global Environment Committee

Trends in Energy Use


(TJ)
10,000
8,000
6,000
4,000
2,000
0
'96
'01
'02
'03
'04
'05
'06
JT
JTGroup Total

* JT Group: Domestic companies in the scope of the JT Group EMS (20 companies including JT). Data collection was started from FY 3/2004.

(Year ended March 31)

JT Group Environmental Policy

1. Management System

   We will continually improve our environmental management system to enhance our environmental performance.

2. Compliance

   We will comply with all environmental laws in all countries and regions where we operate.

3. Products and Services

   We will continually strive to reduce environmental impact in the process of product development and services.

4. Process and Supply chain

   We will reduce environmental impact and optimize the use of natural resources at all stages of our activities, from procurement of raw materials and manufacturing, through to sales and distribution.

5. Environmental Education

   We will develop a culture of environmental awareness through education and training; encouraging employees to take personal responsibility for their actions to create a better environment, and helping suppliers to understand our Charter.

6. Environmental Communication

   We will make an appropriate report of our environmental performance and keep good relationships with our stakeholders through active communication.

Environmental management system

To make our environmental protection efforts even stronger and more effective, we have made progress in developing the JT Group Environmental Management System.

We have introduced the Environmental Management System at our places of business in accordance with the significance of the environmental impact of our business activities, products and services, and the size and function of each business location.

In this context, all of JT's tobacco factories and the vending machine factory had obtained ISO14001 certification by FY 3/2004, while our branch offices and laboratories had developed ISO14001-compatible systems by FY 3/2005.

Moreover, the factories of other JT Group companies are gradually obtaining ISO14001 certification, and non-production companies within the Group are proceeding with the development of ISO14001-compatible environmental management systems or simple environmental management systems that include the development and implementation of the Environmental Action Plan.

In April 2004, we put into operation the JT Group's environmental information system, "ECO-NET" for the purpose of monitoring the overall level of our environmental activities and for sharing information.

In addition, JT International S.A. has also obtained ISO14001 certification at 15 factories worldwide.

Approaches to preventing global warming

JT has been striving to reduce greenhouse gas emissions and to prevent global warming by saving energy, switching to alternative fuels, promoting nighttime electricity use and introducing low emission vehicles. As a result of these efforts, in FY 3/2006, we were able to reduce our CO_2 emissions by about 130,000 tons (30%) in comparison with FY 3/1996. In addition, the CO_2 emissions of the JT Group as a whole declined in FY 3/2006 by about 80,000 tons (16%) in comparison with FY 3/2004. In FY 3/2007 as well, we will continue making efforts to achieve further reductions.

Trends in CO_2 Emission


(1000 t-CO2)
600
500
400
300
200
100
0
'96
'01
'02
'03
'04
'05
'06
JT
JTGroup Total

* JT Group: Domestic companies in the scope of the JT Group EMS (20 companies including JT). Data collection was started from FY 3/2004.

(Year ended March 31)

Trends in Generated Volume and Recycled Ratio of Waste


(Thousands of Tons)
(%)
50
40
30
20
10
0
100
80
60
40
20
0
'96
'01
'02
'03
'04
'05
'06
Generated volume in JT
Generated volume in JT Group total
Recycled ratio in JT
Recycled ratio in JT Group total

* JT Group: Domestic companies in the scope of the JT Group EMS (20 companies including JT). Data collection was started from FY 3/2004.

(Year ended March 31)

Approaches to saving resources and recycling

With the aim of eventually achieving zero emissions, JT is promoting the construction of a "recycling-based" system that recognizes the value of limited resources. In this context, we are placing an emphasis on reduction, reuse and recycling in all our activities, from the supply of raw materials to production and sales activities extending even to disposal by our customers after use.

JT's recycling ratio has improved remarkably in recent years to the point where we now recycle around 95% of all materials. The recycling ratio of the entire JT Group is also now around 95%.

Approaches to reducing environmental impacts

JT is making consistent efforts to reduce or prevent emissions of all sorts of pollutants to minimize the impact of our business activities on our employees and associates, people who live in the vicinity of our business locations, and the global environment.

Even before 1995, we were taking steps to prevent pollution, primarily air and water pollution, associated with our operations. More recently, however, we have come to recognize new kinds of environmental problems. As such, we have begun scrapping old incinerators and replacing them with more advanced incinerators to curb dioxin emissions. We have also abolished air-conditioning refrigerators that use specified CFCs, and we are making progress in recovering and detoxifying specified CFCs used in beverage vending machines. On the transportation front, we have been introducing vehicles powered by natural gas and other low emission fuels.

Moreover, the number of PRTR Law-designated chemicals JT used and reported was 6 in FY 3/2006, but we will continue to strengthen our management practices according to various guidelines (Guidelines for Complying with the PRTR Law, Guidelines for Chemical Substance Management, and Management Regulations for PCB Waste) to prevent chemical pollution.

An independent survey is executed for soil pollution, and appropriate correspondence is aimed at based on the Soil Contamination Countermeasures Law.

Afforestation and forest conservation projects

Based on the characteristics of its business, JT is engaging in afforestation and forest conservation activities from the standpoint of showing an appreciation of the natural world that supports its business, and in consideration of the importance of tackling global environmental problems.

In January 2005, as the first of these initiatives, JT launched a tree-planting project in Tanabe, Wakayama Prefecture entitled "JT Forest Nakahechi". Under this 10-year project, we will plant approximately 180,000 trees on 50 hectares (approximately 124 acres) of land in the vicinity of Kumano Kodo, the traditional pilgrimage route of the Kii mountain range and a World Heritage Site, and will conduct forest conservation activities until January 2015.

A tree-planting event was held in March 2005 to kick-off the "JT Forest Nakahechi" program. More than 250 people participated, including around 100 JT employees and their families from across Japan, the Governor of Wakayama Prefecture, the Mayor of Nakahechi Town (currently the Mayor of Tanabe City), local residents and staff from Nakahechi Town Office and from Nakahechi Town Forestry Cooperative. Around 1,500 trees were planted as part of the event, centered on broadleaf species such as the Japanese wild cherry, Japanese maple, and konara oak. Subsequently, we have been conducting periodic activities such as tree-planting in spring and cutting back the undergrowth in autumn. Through such



▲JT Forest Nakahechi



▲ JT Forest Kosuge

experiences we would like to foster the opportunity to think about the value of maintaining the environment through our own actions based on an appreciation of the importance of nature.

We are conducting these activities with an emphasis on promoting local exchanges such as receiving advice from the Nakahechi Town Forestry Cooperative and cooperation from local residents. Of the afforestation projects being conducted under the "Kigyo no Mori (Forest of Companies)" system advocated by Wakayama Prefecture (currently 20 locations, total area 112.2 hectares), "JT Forest Nakahechi" is the largest. Moreover, it is highly evaluated as a model activity that positively utilizes a "Green Employment Program" and that links to providing exchanges with local residents.

Similarly, in the Kanto Region, we have launched the "JT Forest Kosuge" project in Kosuge Village, Kitatsuru District, Yamanashi Prefecture, close to the headwaters of the Tama River, one of Tokyo's principal water sources. In March 2006, we began a five-year program of afforestation and forest conservation activities in a plot of land measuring approximately 13 hectares in area. This activity is part of a trial organized by Yamanashi Prefecture and Kosuge Village with the aim of creating extensive mixed woodland of needleleaf and broadleaf trees such as zelkova, and Japanese maple. In May, a tree-planting event was carried out at "JT Forest Kosuge" with the participation of around 200 people.

In the future, JT will continue to engage in afforestation and forest conservation activities from a medium- and long-term viewpoint as a part of our efforts to preserve the natural environment.
URL: http://www.jti.co.jp/JTI_E/environ/Welcome.html

Improving Smoking Manners and the Smoking Environment

(This part applies only to Japan)

At JT, we use the term "SMOKER'S STYLE" to express our wish that our valued customers will enjoy smoking to the fullest while exercising maturity in their smoking habits and showing consideration to those who do not smoke, so that both smokers and nonsmokers can coexist in harmony. As part of this concept we are making efforts in many areas to fulfill our corporate responsibility to society as a tobacco company.

Some examples of our efforts

Setting up smoking areas

We work closely with local governments and public facilities such as train stations and airports in setting up smoking areas in various locations so that all people, both smokers and nonsmokers, can coexist in harmony.

Consultation for creating separate smoking areas

We provide advice on creating separate smoking and nonsmoking areas within public facilities, commercial facilities, and business offices. Our group of experts visits sites and uses the latest technologies in taking measurements and creating computer simulations to determine the best way of matching the style of each facility with the needs of its users.

Smoking manner advertisements

JT has been using advertisements to promote good smoking manners since 1974. Beginning in March 2003, we renewed the messages conveyed in our advertisements by introducing actual everyday situations for smokers, with the objective of prompting them to take notice, think, and exercise appropriate behavior when smoking.



▲"Pick up, and you will love your city" Post-festival community clean-up campaigns


SMOKING
LOUNGE

▲Smoking Lounge at Narita Airport

Community cleanup activities

Since April 2004, in order to help increase awareness with regard to appropriate smoking manners, JT has been conducting "Pick up, and you will love your city" activities as a community-based cleanup effort at festivals and other events up and down the country. Carried out in cooperation with local authorities, schools, volunteers, and the executive committees and participating organizations of the events concerned, these activities have so far attracted the participation of some 176,202 people as of May 13, 2006.

To learn more about JT's efforts to improve smoking manners, please refer to our website.
URL: http://www.jti.co.jp/sstyle

The JT Group's Social Contribution Activities

The JT Group strives to be a "good corporate citizen", coexisting with and continuously contributing to society through various corporate activities.

The JT Group works specifically for the regeneration and revitalization of local communities as a "good neighbor" to the communities it serves, and regards community-based social contribution activities, preservation of the natural environment, and aid for disaster-stricken areas as its top priorities. Our social contribution activities focus mainly on supporting social welfare and cultural and artistic activities.

The JT Group, based on the above concepts, globally implements a wide variety of social contribution activities to assist the development of local communities while earning the goodwill of these societies.

1. Domestic Efforts

Community cleanup activities

With the aim of being a good neighbor and a good corporate citizen, JT is working on a variety of activities that contribute to local society in areas where our places of business are located.

- **Participation and cooperation in local activities**

The JT Group's business establishments nationwide participate actively as members of their local neighborhood associations in festivals and street clean-up activities. In addition, we take part in other activities that make a contribution to society at the local level, such as cooperative activities with local governments and NPOs, and hosting or cooperating with local sports events.

- **Combining the Environment and Welfare: "Eco & Hello Campaign"**

Japan Beverage Inc. rolls out the "Eco & Hello Campaign" mainly in elementary, junior high and high schools in local area. Under this campaign, 140 bags of used aluminum cans (150 cans per bag) can be exchanged for a wheelchair for donation to welfare institutions.

- **Opening company facilities to the public**

The JT Group's business establishments nationwide open up company-facilities for use by local residents. For example, we provide parking spaces when needed for neighborhood facilities or neighborhood association events, lend out grounds for use by neighborhood children's sports associations, and open our grounds to local residents for springtime cherry blossom viewing.

Activities for youth development

JT considers nurturing young people to be important for the construction of a sustainable society in the future, and for this reason we carry out a variety of activities in support of youth development, including financial aid to NPOs, and hosting related events.

• NPO support projects for youth development

We believe human resource development to be an essential task in order to revitalize and activate local communities and construct a better society. Accordingly, we provide support in each local community to youth cultivation projects led by NPOs and other organizations.

• JT Honobono (Heartwarming) Concerts

We host JT Honobono Concerts as an independent project aimed at introducing songs for use in school music classes and children's songs that incorporate beautiful archetypal images of Japan in order that these are handed down to future generations.

• JT Shogi Japan series tournament for kids

We host the JT Shogi Japan Series Tournament for Kids simultaneously with the professional shogi official tournament, the JT Shogi Japan Series. Through this tournament, we hope to encourage children to grow up with good manners and consideration for others, while experiencing the joy and sorrow of playing the game of Shogi.

Activities for international contribution

• Scholarships for students from Asia

Since FY1998, JT has been providing scholarships for privately financed students who have come from Asia to study in Japan. Our purpose is to promote international exchange and nurture human resources. Scholarships are provided to privately-funded foreign students who have come to Japan from Asia to help support them while studying at university and or in conducting research. As part of the project, JT performs exchange events three times each year as an opportunity for students on scholarships to gain understanding and experience of Japanese culture and history, as well as to visit JT facilities and deepen personal exchanges with JT employees of the same generation.

Sports promotion activities

• Volleyball classes

The JT Thunders, the company's men's volleyball team, and the JT Marvelous, the women's team, both of which play in the V League, teach volleyball to elementary and junior high school children, as well as to moms' teams. These volleyball classes are held by local governments and take place mostly in Hiroshima Prefecture, which is the Thunders' home turf, and in the Kinki region beginning with Hyogo and Osaka, where the Marvelous are based.

Supporting JT staff members' volunteer activities

We have introduced various systems to encourage and support our employees in their participation in volunteer activities.

• Volunteer leave system

Under this system, JT employees are permitted to take a leave of absence of up to 5 days per year in order to participate in certain volunteer activities such as providing support for victims of natural disasters or for disabled people.

• Leave of absence system for bone marrow donors

This system allows JT employees to take the required leave of absence for registering or undergoing examination at a bone marrow bank, or to stay in hospital for the purpose of bone marrow transplantation.

• Leave of absence for serving as a Japan overseas cooperation volunteer

We have a system of leave of absence in place to allow employees to serve as Japan Overseas Cooperation Volunteers (dispatch period approx. 2 years and 3 months).

• Volunteer signup system "Smiling"

This system offers JT employees and family members who wish to participate in volunteer activities the opportunity to sign up for activities in their areas of interest, and then provides them with information on those specific areas as needed.

• Providing volunteer-related information in the in-house magazine

We provide a wide range of volunteer information in the "Citizenship News" section of our in-house magazine *Yours*, to encourage employees and family members to participate in volunteer activities.

• JT citizenship events

We hold independently planned events to which we invite people in various fields who have contributed to society. The purpose of these events is to enhance levels of concern and understanding among citizens and JT employees in local regions, and through this to encourage people to start volunteer activities.

Art and culture

The JT Group is involved in activities to contribute to the development and improvement of classical music and other forms of art and culture.

• Support for nurturing musicians

We provide opportunities to perform to a broad spectrum of musicians who support the Japanese classical music world, centered on our Tokyo performance venue JT Art Hall Affinis. The concerts staged here include the JT Art Hall Chamber Music Series, performed by emerging Japanese musicians, and the Ensemble Series Groomed by JT, performed by youngsters for whom future success is anticipated. Furthermore, in order to provide music students with a venue to present their work, and to allow people who live and work in the vicinity of the JT Building to enjoy classical music casually, we are hosting an independent project entitled Afternoon Concert with the Promising Music Majors, consisting of free concerts held at lunch times.

• The affinis arts foundation

The Affinis Arts Foundation was founded in 1988 for the main purpose of supporting professional orchestras in Japan. Its activities include providing musicians with aid in staging musical performances and studying overseas, and holding chamber music concerts. The Foundation also holds the annual Affinis Summer Music Festival, in which seminars and musical events closely related to the local area are held.

• Tobacco & Salt museum

The Tobacco & Salt Museum was opened in 1978 to collect materials and conduct studies and research about tobacco, an item of taste which has long been cherished by people around the world, and salt, the food of life. Housing some 30,000 items, including smoking utensils and posters, the museum presents the history and culture of tobacco and salt through exhibits and other events about tobacco and salt.

•JT Biohistory Research Hall

The JT Biohistory Research Hall was opened in 1983 for the purpose of providing a place for all people to enjoy themselves by studying the historical existence of life from a biohistorical perspective, as if they were listening to music or looking at a picture. The facility provides visitors with the opportunity and pleasure of thinking about the very important topic of life through laboratory tours, summer schools, various exhibits, and also through its quarterly journal *Biohistory*.

• JT delight forum

"Delight Forum —There are as many kinds of irreplaceable delight as there are values.—" is a cultural event jointly hosted by a sponsoring newspaper company and JT. The hosting newspaper wishes to nurture the development of high quality culture at the regional level, while JT's involvement stems from our desire to make a contribution to local culture and to provide people with opportunities for happiness. Each year, the Delight Forum includes lecture meetings at sites around Japan delivered by famous personalities such as writers and intellectual professionals in a host of fields.

2. Overseas Efforts

In 2005, JTI, an overseas subsidiary of the JT Group, established new policy and guidelines with the objective of improving the focus and quality of its Corporate Philanthropy programs around the world. As part of this policy, two global causes were selected: Care for the Elderly and Adult Literacy.

JTI management has begun the process of reviewing market programs and spending to ensure that the company's goals are achieved over time, and that markets incorporate one or both of the global causes as part of their local Corporate Philanthropy programs.

Activities in various countries

In Spain, JTI supports charitable organizations which offer Spanish language programs to adult immigrants, as well as courses in basic administrative and regulatory processes. In France, funding was provided to the Association Emmaüs Adult Iliteracy Centre to organize different workshops for adults on writing, theatre, and cooking. JTI France has been supporting this association for the past three years.

In Germany, vehicles and drivers are made available to support the elderly. In rural areas where public transport is scarce, JTI provides volunteers to accompany the elderly on their visits to doctors. In France, a Christmas Eve party was organized with the Association Les Petits Frères des Pauvres for the elderly of modest means.

JTI supports a variety of other charitable programs across its markets. In Latvia, JTI collaborated with Apeirons, an organization supporting people with disabilities, to run a variety of programs to integrate disabled persons into society. In Lithuania, JTI collaborated with the G. Steponavicius Foundation to assist self-realization of the blind through artistic activities

Art and culture

The JT Group also provides support for cultural and artistic sponsorships in countries overseas.

In 2005, JTI donated funds toward the construction of a new symphonic concert hall for the Mariinsky Theater in Saint Petersburg, which is scheduled for completion in 2008.

In Greece, JTI provided funding to the Museum of Cycladic Art to enable the Museum to display the results of the excavation of the Eleftherna site, a project which has been underway for more than 20 years. JTI was recognized for its contribution and was given an award of excellence by the Ministry of Culture.

The JT Group is proud of its cultural heritage, and supports efforts to promote Japanese culture internationally within the communities we serve.

In cooperation with the Greek-Japan Chamber of Commerce, JTI sponsored an exhibition of Japanese contemporary art at the Athenias Museum, featuring the works of 11 Japanese painters which were loaned by the Museum of Contemporary Art in Tokyo for this exhibit. In France, JTI collaborated with the Sèvres National Ceramic Museum for an exhibition of contemporary Japanese ceramics.

3. Aid for Disaster-stricken Areas

Domestic and Overseas

The JT Group provides aid for victims in disaster-stricken areas thro when natural catastrophes occur in Japan and around the world.

As an important element of JTI's overseas Corporate Philanthropy effort, the JTI Foundation was established in 2001 with the objective of providing meaningful and immediate relief to the victims of natural and man made disasters. The JTI Foundation is registered in Switzerland and operates on a global basis.

In 2005, the JT Group and the JTI Foundation responded quickly to a series of natural catastrophes which occurred around the world.

Funding was provided to assist victims of Hurricane Katrina, which the Southern U.S. on August 29, 2005. In addition, matching gift programs and charity drives were implemented to augment these donations.

Early in September 2005, Timis County in Romania was devastated by severe flooding. The JTI Foundation provided funds to the Freedom House Foundation to help victims of the floods rebuild their houses.

When a major earthquake occurred in Pakistan on October 8, 2005, the JT Group offered support including financial aid. The JTI Foundation separately provided immediate funding within hours of the earthquake to the Turkish Search Rescue and Ecology Group (GEA) for tents, water filtration equipment, weatherproof clothing and vehicles. GEA was the first international rescue team to reach the devastated area less than 24 hours after the earthquake.

During the same week but on the other side of the world, Hurricane Stan battered the coasts of Mexico (Oct.4, 2005). The JTI Foundation contacted the Mexican Red Cross and provided funding for the provision of food, shelter and medical treatment.

We have provided this brief outline of the main system and business environment surrounding tobacco industry and JT.



▲Cigarette vending machines with adult identification functions
(See P47 for more details)

Business Environment Surrounding JT

International Business Environment Pertaining to the Tobacco Business

WHO: Framework convention on tobacco control

During the May 1999 World Health Assembly of the WHO, a resolution was adopted to commence work that would lead toward adoption of the Framework Convention on Tobacco Control (FCTC). Following six rounds of intergovernmental negotiation, the FCTC was adopted in May 2003 and entered into force on February 27, 2005, the 90th day after its ratification by 40 of its signatories. Moreover, as a result of the convention's entry into force, in February 2006, the first conference of the parties to the FCTC was held with the participation of 110 signatory nations including Japan, a further 49 non-signatory nations, and UN agencies, etc. At this conference, discussions were held concerning such items as the procedural rules for subsequent conferences of the signatory nations, reports to be presented at the next conference, and the production of draft guidelines and draft protocols, etc. As of June 13, 2006, a total of 131 countries including EC had signed the FCTC. Japan signed the FCTC on March 9, 2004 and accepted it on June 8, 2004. The FCTC contains a number of provisions, some of which are legally binding on the signatory nations while others allow for discretion by each signatory nation in respect of interpretation and implementation. Key provisions of the FCTC include:

— **Establishing price and tax measures and restrictions of duty-free sales, as appropriate, without prejudice to the nations' sovereign taxation policies.**

— **Packaging and labeling measures:**
  - Adoption of measures to ensure that tobacco product packaging and labeling do not promote tobacco products by any means that could create an erroneous impression that a particular tobacco product is less harmful than another.
  - Health warnings on tobacco packaging that cover not less

than 30% of the principal display area.

— **A comprehensive ban on tobacco advertising, promotion and sponsorship or suitable restrictions if a country cannot implement a comprehensive ban because of its constitution or constitutional principles.**
— **Adoption/Implementation of effective measures to ban sales of tobacco products to minors.**
— **Support for economically viable alternative activities for tobacco workers, growers and sellers as appropriate.**

JT has long been committed to some of the FCTC's provisions, including prevention of underage smoking and curbing illicit trade. JT believes, however, that it is better for tobacco to be regulated by individual countries who can best determine the most appropriate legislative and regulatory framework in the light of their own actual conditions and taking into account their own unique legal systems, cultures and social circumstance. JT intends to continue working with the governments of signatory nations on appropriate and reasonable measures through which the FCTC's provisions can be implemented.

International tobacco product marketing standards

In September 2001, JT and several other tobacco companies reached an agreement on the International Tobacco Product Marketing Standards. These standards set a baseline for responsible tobacco product marketing worldwide. The cornerstones of the standards are ensuring that brand marketing has no particular appeal to youth; restricting youth exposure to tobacco marketing; and ensuring that adult smokers are appropriately informed about the risks of smoking. Accordingly, marketing activities in Japan are also subject to the standards.

Other key features of the standards include:

— **Uniform definitions of "advertisement," "promotional event," and "sponsorship."**
— **Tough guidelines applicable to advertising tobacco products:**
  - Print advertising is limited to publications with at least 75 percent adult readership.
  - Billboard advertising must not exceed 35 square meters in size.
  - Advertising on television, radio and the Internet are prohibited unless a 100% adult audience is verified.
  - Advertisements cannot run in cinemas unless there is a reasonable basis to believe that at least 75% of the audience is adult.
  - Advertisements cannot feature celebrities, show individuals that appear younger than 25, or suggest that smoking enhances athletic, professional, personal or sexual success.

— **Display of health warnings on advertisements, etc:**
  - Except for in a very small number of cases such as point-of-sale materials that are smaller than 250 sq. cm, health warnings must appear on virtually all advertising, promotional and merchandising materials.

— **Restriction on sponsorship:**
  - For events or activities that bear a tobacco product brand name, all participants who compete or otherwise actively participate must be adults.
  - From December 1, 2006, attendance at an event or activity sponsored for the purpose of tobacco product brand promotion must be comprised of at least 75% adults, and these events can only generate incidental coverage in electronic media.

— **All promotional activity limited to verified adult smokers.**

Prevention of youth smoking

The problem of youth smoking has to be addressed by all members of society. JT has been taking various steps toward dealing with this problem over and above proper performance of its global business operations in the countries in which it operates, based on its own standards, relevant local laws and regulations, and the International Marketing Standards (IMS).

To learn more about JT's efforts to prevent smoking by youths, please refer to our website.

http://www.jti.co.jp/sstyle/think/underage/index.html (for efforts in Japan)

http://www.jti.com/english/corp_responsibility/youth_smoking_prevent.aspx (for efforts overseas)

Domestic Business Environment Pertaining to the Tobacco Business

The Japan Tobacco, Inc. law

JT was established under the Japan Tobacco, Inc. Law (JT Law) for the purpose of developing businesses related to the manufacture, sale, and import of tobacco products. The JT Law provides that the Japanese government must continue to hold at least one-half of all of the shares that the government acquired by voluntary conveyance upon JT's establishment (the number of such shares following the share split carried out on April 1, 2006 is 5 million shares), and that even if JT issues new shares in the future, the government must continue to hold more than one-third of all of the issued shares. The JT Law also states that the flotation of subscribers for new shares, for options to subscribe for new shares or, in case of share-for-share exchange, issuance of new shares or

issuance of options for new shares or issuance of bonds with options or warrants to subscribe for new shares requires the approval of the Minister of Finance. The JT Law grants JT the freedom to enter other non-tobacco-related business areas in line with its overall objectives as a corporation, dependent upon ministerial permission, in addition to the manufacture, distribution, and import of tobacco products and tobacco-related businesses. JT must also obtain authorization from the Minister of Finance for certain matters, including the appointment or dismissal of directors, executive officers, and auditors, amendments to JT's Articles of Incorporation, appropriations of surplus (except disposal of losses), and any merger, corporate split, or dissolution of JT. Within three months after the close of each business year, JT must issue its balance sheets, statements of income or loss, and business report to the Minister of Finance.

Tobacco business law

The Tobacco Business Law was enacted in August 1984 for the purpose of achieving sound growth for Japan's tobacco industry, securing stable government revenues, and contributing to the healthy expansion of the Japanese economy. The Tobacco Business Law governs the cultivation and purchase of leaf tobacco and the manufacture and distribution of tobacco products. JT is obliged to negotiate contracts with domestic leaf tobacco growers to determine the total area used for tobacco cultivation and tobacco leaf prices based on type and quality. JT is required to purchase the entire usable domestic tobacco crop. Contracts stipulate the area to be cultivated and the prices of leaf tobacco for the subsequent year, and in this regard JT respects the opinion of the Leaf Tobacco Deliberative Council.* As the sole manufacturer of tobacco products in Japan as established by law, JT must obtain the approval of the Minister of Finance on the maximum price of each class of tobacco released from storage to the market. Tobacco product importers and wholesalers must register with the Minister of Finance, and retailers of tobacco products are required to obtain approval from the Minister of Finance. In addition, list prices for JT's tobacco products and imported tobacco products must be approved by the Minister of Finance, although in general, manufacturers' list prices are approved unless the Minister of Finance deems them unfair to consumers. Tobacco retailers are only permitted to sell tobacco products at list prices that have been approved by the Minister of Finance.

* The Leaf Tobacco Deliberative Council is a council for conferring on important matters concerning the cultivation and purchase of domestically grown leaf tobacco in response to inquiries by JT representatives. The council consists of no more than 11 members, appointed by JT with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and academic appointees.

Revision of cautionary statements

In Japan, based on Article 39 of the Tobacco Business Law, the packaging of tobacco products must, as stipulated in Article 36 of the Tobacco Business Law Enforcement Regulations, include "statements to promote caution regarding the connection between the consumption of tobacco products and health (cautionary statements)." In November 2003, the Tobacco Business Law Enforcement Regulations were revised and the cautionary statements were updated. The revised regulations specified eight types of warning labels: four regarding direct effects of smoking (lung cancer, heart attack, stroke, and emphysema), one about smoking by pregnant women, one about passive smoking, one about smoking dependence, and one about underage smoking. Each tobacco product package must contain, on its main surfaces, at least one of the first four types (direct) and at least one of the other four types. The regulations specify that the various types must be visible equally throughout the year on every category of product and packaging, and that these warnings must take up at least 30% of the main surface of the package. JT had completed the package redesign for all its tobacco products by June 30, 2005, the date when the provisional measures ended as stipulated in the supplement to the regulations. With effect from July 1, 2005, all tobacco products shipped by JT bear the statements in accordance with these regulations. In addition, the same revised regulations specify that if the words "mild," "light," or similar words are used, they must be accompanied by specific notation to consumers so as to avoid misleading consumers about the relationship between the consumption of tobacco and health. The specific notation has been introduced for all JT tobacco product shipments with effect from July 1, 2005, as required by the revised regulations. The JT Group intends to continue using the words "mild," "light," and similar words in the domestic market, in accordance with the specified conditions.

Revision of the guideline on tobacco advertising

In Japan, a guideline has been published concerning advertising of tobacco products, based on Article 40 of the Tobacco Business Law. The TIOJ* has drawn up self-regulatory standards in line with this guideline and all member companies including JT are abiding by these standards. In March 2004, the Minister of Finance revised the Guideline Concerning Advertising of Tobacco Products. With the revision, the guideline stipulates that outdoor advertising of tobacco products (posters, billboards, etc.) must not be displayed except where tobacco products are sold, or in designated smoking areas. It also stipulates that consideration must be given to the methods of advertising in daily newspapers (with the

exception of tabloids) and the phrasing and content of cautionary statements allowed for all tobacco advertising is also specified. In consideration of these facts, in March of the same year the TIOJ revised its voluntary codes and its member companies including JT are continuing to implement new measures as required, such as banning outdoor billboard advertising or brand-specific advertising in public transportation vehicles, limiting the volume of advertising in newspapers, and specifying which sections of newspapers may contain such ads.

* Tobacco Institute of Japan: The TIOJ is a public service corporation established for the purpose of contributing to the promotion of a fair and objective social understanding of tobacco through the collection and propagation of information regarding tobacco, enhancing the sound development of the tobacco industry in Japan, and thereby contributing to the sound progress of the national economy by responding appropriately to the social environment surrounding tobacco and carrying out various activities.
The TIOJ was established as a voluntary organization in 1987 as an offshoot of the Association of Tobacco Manufacturers, which was established in 1985, and was reorganized as an incorporated body in 1990.

Cigarette vending machines with adult identification functions

In November 2001, the Tobacco Institute of Japan (TIOJ), the Japan Tobacconist Federation, and the Japan Vending Machine Manufacturers Association reached an agreement to cooperate in the development and implementation of cigarette vending machines with adult identification functions and have been working together toward equipping all vending machines throughout Japan with such functions by 2008. Vending machines with these functions are designed to prevent minors from purchasing cigarettes from vending machines and will dispense cigarettes only after scanning and verifying special IC cards that indicate the purchaser's age. A one-year trial use of these new machines was conducted from April 2002 to March 2003 in Yokaichiba, Chiba Prefecture, with the full support of local authorities. Basic technical and operational knowledge was attained and market receptivity was ascertained. We are now at the stage of making necessary preparations building on the results of these tests and those of a further trial in Tanegashima, Kagoshima Prefecture toward the construction of a system for nationwide introduction of these machines in 2008. JT fully respects the intentions of these cooperative efforts and intends to actively participate in the smooth development and implementation of cigarette vending machines with adult identification functions.

Tobacco Related Litigation

Lawsuits related to smoking and health in which JT and its subsidiaries are involved outside Japan include damages claims filed by individuals, medical expense recovery lawsuits filed by governments and insurers, and class actions for damages and injunctive relief. As of the end of May 2006, a total of 13 such lawsuits were pending in which JT or its subsidiaries are named as a defendant or for which RJ Reynolds Tobacco Company has sought indemnification following JT's acquisition of RJR Nabisco Inc.'s overseas (non-US) tobacco operations.

At present, JT and its subsidiaries have never lost a smoking and health case or paid any money in order to settle a case out of court.

In addition to smoking and health cases, various kinds of smuggling and counterfeiting of tobacco products have created major problems for the entire tobacco industry. JT and its subsidiaries are involved in lawsuits brought by the European Community and legal claims asserted by several Canadian governments seeking compensation for damages allegedly resulting from alleged cigarette smuggling. Also, a Canadian subsidiary of JT received a tax assessment from the Quebec Ministry of Revenue requiring immediate payment of the alleged loss of tobacco taxes. That subsidiary has challenged the tax assessment in court.

In addition, there are lawsuits in which Russian subsidiaries of JT are contesting various tax assessments issued by tax authorities.

JT and its subsidiaries are confident of the correctness of their defenses and claims and believe that they are well supported.

Financial Information

Consolidated Five-Year Financial Summary

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					Millions of U.S. dollars
	2002[1]	2003[2]	2004[3]	2005	2006[4]	2006
For the year:						
Net sales	¥ 4,544,175	¥ 4,492,264	¥ 4,625,151	¥ 4,664,514	¥ 4,637,657	$ 39,480
EBITDA (Note 2)	334,119	337,296	373,435	400,115	433,391	3,689
Depreciation and amortization (Note 2)	170,314	148,333	139,401	126,744	126,445	1,076
Operating income	163,805	188,963	234,034	273,371	306,946	2,613
Net income (loss)	36,850	75,302	(7,603)	62,584	201,542	1,716
For the year:						
Net cash provided by operating activities	¥ 89,727	¥ 258,057	¥ 334,501	¥ 250,840	¥ 150,343	$ 1,280
Net cash provided by (used in) investing activities	(40,472)	(74,877)	(228,620)	176,914	(26,358)	(224)
Net cash used in financing activities	(124,838)	(111,968)	(109,335)	(202,196)	(48,135)	(410)
Free cash flow (Note 3)	31,413	170,372	269,174	269,459	145,590	1,239
At year-end:						
Net property, plant and equipment	¥ 743,712	¥ 733,314	¥ 708,221	¥ 639,655	¥ 596,544	$ 5,078
Total assets	3,063,077	2,957,665	3,029,084	2,982,056	3,037,379	25,857
Interest bearing debt	511,738	424,499	381,203	230,716	216,608	1,844
Liabilities	1,400,384	1,283,939	1,467,322	1,430,256	1,217,306	10,363
Total shareholders' equity	1,613,105	1,622,654	1,507,937	1,498,204	1,762,512	15,004
Profitability:						
Return on equity	2.4%	4.7%	(0.5%)	4.2%	12.4%	—
EBITDA margin	7.4%	7.5%	8.1%	8.6%	9.3%	—
Operating income margin	3.6%	4.2%	5.1%	5.9%	6.6%	—
Total assets turnover	1.45	1.49	1.55	1.55	1.54	—
Stability:						
Equity ratio	52.7%	54.9%	49.8%	50.2%	58.0%	—
Debt/Equity ratio (times)	0.32	0.26	0.25	0.15	0.12	—
Current ratio	196.3%	226.4%	195.3%	202.7%	256.7%	—
Fixed assets/Long-term capital ratio	74.9%	69.7%	69.9%	67.6%	60.7%	—

Notes: 1. Figures stated in U.S. dollars in this report are translated solely for convenience at the rate of ¥117.47 per $1, the rate of exchange as of March 31, 2006.

(1) Effective from April 2000, the consolidated financial statements have been prepared in accordance with new accounting standards for financial instruments, foreign currency transactions and employees' retirement benefits.

(2) Effective from January 1, 2002, goodwill and other intangible assets of a foreign consolidated subsidiary have been accounted for in accordance with new accounting standards. Also, effective April 2002, the Company changed its method of accounting for the translation into Japanese yen of the revenue and expense accounts of foreign consolidated subsidiaries.

(3) As discussed in Note 3 o) to the consolidated financial statements, effective from April 2003, the Company changed its method of accounting for the Obligation under the Public Official Mutual Assistance Association Law.

(4) As discussed in Note 3 o) to the consolidated financial statements, effective from April 1, 2005, the consolidated financial statements have been prepared in accordance with new accounting standards for impairment of fixed assets.

2. EBITDA = *operating income + depreciation and amortization*
Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

3. FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:
From "cash flow from operating activities": Dividends received / interest received and its tax effect / interest paid and its tax effect
From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)

Segment Information

	Millions of yen					Millions of U.S. dollars
	2002	2003	2004	2005	2006	2006
Net sales	¥4,544,175	¥4,492,264	¥4,625,151	¥4,664,514	¥4,637,657	$39,480
Tobacco	4,178,034	4,134,466	4,236,920			
Domestic				3,491,488	3,405,281	28,989
International				792,705	881,188	7,502
Pharmaceutical	61,868	53,927	51,242	57,676	49,257	419
Foods	221,197	232,404	250,138	265,380	278,378	2,370
Others	83,076	71,467	86,851	57,265	23,553	200
EBITDA	¥ 334,119	¥ 337,296	¥ 373,435	¥ 400,115	¥ 433,391	$ 3,689
Tobacco	320,969	321,419	343,163			
Domestic				296,031	305,753	2,603
International				65,462	94,093	801
Pharmaceutical	(8,519)	(5,110)	(4,426)	5,474	(1,803)	(15)
Foods	2,259	546	3,300	7,931	11,869	101
Others	19,617	19,674	30,674	26,810	22,140	188
Elimination/Corporate	(207)	767	724	(1,593)	1,339	11
Operating income (loss)	¥ 163,805	¥ 188,963	¥ 234,034	¥ 273,371	¥ 306,946	$ 2,613
Tobacco	192,114	213,342	238,409			
Domestic				215,833	220,095	1,874
International				44,458	71,031	605
Pharmaceutical	(18,985)	(13,855)	(12,840)	1,855	(5,057)	(43)
Foods	(11,860)	(13,168)	(4,851)	1,948	6,325	54
Others	1,797	932	11,976	10,427	8,673	74
Elimination/Corporate	739	1,712	1,340	(1,150)	5,879	49

Four business segments, namely Tobacco, Pharmaceutical, Foods and Others, had been used for the consolidated financial statements up to the year ended March 31, 2005. From the year ended March 31, 2006, the tobacco segment is divided into Domestic tobacco and International tobacco in order for our business results to be more properly shown, considering the importance of the Group's tobacco business in which JT International S.A., a foreign consolidated subsidiary, conducts the main operational role. As a result, five business segments, namely Domestic tobacco, International tobacco, Pharmaceutical, Foods and Others, are used for the consolidated financial statements. As for the results of the year ended March 31, 2005, retroactive application was made in accordance with the new business segments as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan and other information included in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described elsewhere in this annual report.

Overview

We operate primarily in the domestic and international tobacco businesses, the pharmaceutical business and the foods business. In our domestic and international tobacco businesses, we develop, manufacture, distribute, and sell tobacco products, primarily cigarettes. In our pharmaceutical business, we develop, manufacture and sell pharmaceutical products. In our foods business, we develop, manufacture and sell processed foods and develop and sell beverages. Our other business segment includes our commercial real estate and other operations.

Our net sales were ¥4,664.5 billion for the year ended March 31, 2005 and ¥4,637.7 billion for the year ended March 31, 2006. Our domestic and international tobacco businesses accounted for 74.9% and 17.0% of our net sales for the year ended March 31, 2005 and 73.4% and 19.0% of our net sales for the year ended March 31, 2006, respectively. In recent years, net sales in our international tobacco business have become an increasingly important component of our total net sales; and, their increase has partially offset the gradual decline in net sales in our domestic tobacco business over the past several years. In recent periods, net sales have also increased in our foods business while decreasing in our pharmaceutical business.

Our operating income was ¥273.4 billion for the year ended March 31, 2005 and ¥306.9 billion for the year ended March 31, 2006. Although the foods business segment has recorded operating income since the year ended March 31, 2005, our pharmaceutical business has recorded operating losses since the year ended March 31, 1998, when we started to disclose industry segment information, except for the year ended March 31, 2005. As a result, substantially all of our operating income is derived from our tobacco businesses.

While we have generally recorded operating income and net income in each of the recent years, we recorded a net loss of ¥7.6 billion for the year ended March 31, 2004, primarily reflecting a charge of ¥185.1 billion related to a change in an accounting policy for certain pension benefits obligations, which had no impact on our cash flows.

We greatly expanded our international sales of tobacco through the $7.8 billion acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. in May 1999. The purpose of this acquisition was to enhance and diversify our profit sources and cash flows. This acquisition expanded our ability to sell tobacco products in international markets and provided us with the rights to internationally recognized trademarks such as Camel, Winston and Salem in substantially all countries outside the United States. These three brands, together with Mild Seven, constitute our global flagship brands, or GFBs. The integration of RJR's non-U.S. tobacco operations and our international tobacco operations was completed in 2000. Since this acquisition, our international tobacco business sales, in particular overseas sales of our global flagship brands, have increased steadily. We will continue to focus on boosting overseas sales of these global flagship brands to improve our profitability and make these global flagship brands stronger sources of profits and cash flows.

In August 2003, we agreed with Philip Morris not to renew the license agreement under which we manufactured and sold Marlboro brand cigarettes in Japan. This agreement ended in April 2005.

In order to further diversify our future sources of profits and cash flows, we have been building our pharmaceutical and foods businesses. Our December 1998 acquisition of 53.5% of the outstanding shares of Torii Pharmaceutical Co., Ltd. substantially increased the scale of our pharmaceutical business. We substantially expanded our foods business through the acquisition in 1998 of a majority of the outstanding shares of Unimat Corporation, later renamed Japan Beverage Inc., a Japanese vending machine operator with a large nationwide network of vending machines, and the July 1999 acquisition of the processed foods operations of Asahi Kasei Corporation. We have been building these operations and refining their focus through selective investments, acquisitions, joint ventures and licensing arrangements. We are striving to transform these businesses into steady future sources of profits and cash flows.

Results by Industry Segment

Table of results by industry segment

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Net sales	¥4,625,151	¥4,664,514	¥4,637,657	$39,480
Tobacco Business	4,236,920			
Domestic		3,491,488	3,405,281	28,989
International		792,705	881,188	7,502
Pharmaceutical Business	51,242	57,676	49,257	419
Foods Business	250,138	265,380	278,378	2,370
Other Business	86,851	57,265	23,553	200

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Operating income (loss)	¥ 234,034	¥ 273,371	¥ 306,946	$ 2,613
Tobacco Business	238,409			
Domestic		215,833	220,095	1,874
International		44,458	71,031	605
Pharmaceutical Business	(12,840)	1,855	(5,057)	(43)
Foods Business	(4,851)	1,948	6,325	54
Other Business	11,976	10,427	8,673	74
Elimination/Corporate	1,340	(1,150)	5,879	49

Four business segments, namely Tobacco, Pharmaceutical, Foods and Others, had been used for the consolidated financial statements up to the year ended March 31, 2005. From the year ended March 31, 2006, the tobacco segment is divided into Domestic tobacco and International tobacco in order for our business results to be more properly shown, considering the importance of the Group's tobacco business in which JT International S.A., a foreign consolidated subsidiary, conducts the main operational role. As a result, five business segments, namely Domestic tobacco, International tobacco, Pharmaceutical, Foods and Others, are used for the consolidated financial statements. As for the results of the year ended March 31, 2005, retroactive application was made in accordance with the new business segments as well.

Domestic tobacco: Net sales for the domestic tobacco business were ¥3,491.5 billion for the year ended March 31, 2005, and ¥3,405.3 billion for the year ended March 31, 2006. In addition to sales of products we manufacture in Japan, including Marlboro, which we manufactured under a license agreement with Philip Morris that expired in April 2005, our domestic tobacco business includes sales in Japan of tobacco products of foreign tobacco manufacturers. We derive significantly lower profit margins from the sale of these imported tobacco products than the rest of our domestic tobacco business as our function is limited to distribution.

International tobacco: Net sales for the international tobacco business were ¥792.7 billion for the year ended March 31, 2005 and ¥881.2 billion for the year ended March 31, 2006. International tobacco sales include overseas sales of products manufactured by our overseas subsidiaries and sales of tobacco products manufactured in Japan and exported to foreign countries, but exclude sales to China, Hong Kong and Macau since January 2003.

Pharmaceutical: The pharmaceutical business accounted for approximately 1.2% of our net sales for the year ended March 31, 2005 and 1.1% of our net sales for the year ended March 31, 2006. The pharmaceutical business recorded an operating income of ¥1.9 billion for the year ended March 31, 2005 since the operating income for the year included one-time revenue from the licensing-out of a chemical compound, but it recorded a ¥5.1 billion operating loss for the year ended March 31, 2006. We do not expect our pharmaceutical business to generate profits in the next few years.

Foods: The foods business accounted for approximately 5.7% of our net sales for the year ended March 31, 2005, and 6.0% of our net sales for the year ended March 31, 2006. The operating income recorded for the foods business was ¥1.9 billion for the year ended March 31, 2005, and ¥6.3 billion for the year ended March 31, 2006.

Other: The other business segment accounted for approximately 1.2% of our net sales for the year ended March 31, 2005, and 0.5% of our net sales for the year ended March 31, 2006. Net sales from the other business segment increased for the year ended March 31, 2004 from the previous fiscal year due to a non-recurring sale of real estate in our real estate business, but on the whole have been decreasing over recent periods. Operating income for the other business segment was ¥10.4 billion for the year ended March 31, 2005 and ¥8.7 billion for the year ended March 31, 2006. We do not currently plan to expand this segment and therefore expect net sales from this segment to decrease gradually as we re-evaluate businesses in this segment.

Results by Geographic Segment

We divide our operations into three geographic segments based on the location of the entity recording the sales: Japan, Western Europe (including Switzerland, France and Germany) and other regions. The other regions segment comprises primarily Asia (excluding Japan but including China, Hong Kong and Macau), Canada, Russia and the other Commonwealth of Independent States republics, the Middle East and Africa.

Table of results by geographic segment

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Net sales	¥ 4,625,151	¥ 4,664,514	¥ 4,637,657	$ 39,480
Japan	3,844,100	3,823,102	3,709,964	31,582
Western Europe	308,613	317,273	338,606	2,883
Other	472,438	524,139	589,087	5,015

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Operating income (loss)	¥ 234,034	¥ 273,371	¥ 306,946	$ 2,613
Japan	195,086	228,347	228,137	1,942
Western Europe	(20,986)	(3,373)	(847)	(7)
Other	57,589	48,696	72,865	620
Elimination/Corporate	2,345	(299)	6,791	58

Japan: Net sales in Japan for the year ended March 31, 2006 decreased by ¥113.1 billion, or 3.0%, to ¥3,710.0 billion from the previous fiscal year. This decrease was primarily due to a decrease in sales from our domestic tobacco business. Despite a decrease in operating expenses as a result of cost reduction efforts, operating income for the year ended March 31, 2006 decreased by ¥0.2 billion, or 0.1%, to ¥228.1 billion from the previous fiscal year. Net sales in Japan for the year ended March 31, 2005 decreased by ¥21.0 billion, or 0.5%, to ¥3,823.1 billion compared to the previous fiscal year. This was primarily due to a one-time increase in revenue from our real estate business in the previous fiscal year and a decline in sales as a result of a share transfer of our printing business related subsidiaries. Operating income for the year ended March 31, 2005 increased by ¥33.3 billion, or 17.0%, to ¥228.3 billion compared to the previous fiscal year. This was primarily due to a decrease in operating expenses as a result of cost reduction efforts.

Western Europe: Net sales in Western Europe for the year ended March 31, 2006 increased by ¥21.3 billion, or 6.7%, to ¥338.6 billion from the previous fiscal year. This was primarily due to an increase in sales in Italy. Operating loss for the year ended March 31, 2006 decreased by ¥2.5 billion to ¥0.8 billion from the previous fiscal year. Net sales in Western Europe for the year ended March 31, 2005 increased by ¥8.7 billion, or 2.8%, to ¥317.3 billion compared to the previous fiscal year. This was primarily due to an increase in sales as a result of GFB sales volume growth. Operating loss for the year ended March 31, 2005 decreased by ¥17.6 billion to ¥3.4 billion compared to the previous fiscal year. This was primarily due to a decrease in operating expenses as a result of cost reduction efforts.

Other Regions: Net sales in other regions for the year ended March 31, 2006 increased by ¥64.9 billion, or 12.4%, to ¥589.1 billion from the previous fiscal year. This was primarily due to an increase in the international tobacco sales by JT International, particularly in countries such as Russia, Iran, Ukraine and Taiwan. Operating income for the year ended March 31, 2006 increased by ¥24.2 billion, or 49.6% to ¥72.9 billion from the previous fiscal year. Net sales in other regions for the year ended March 31, 2005 increased by ¥51.7 billion, or 10.9%, to ¥524.1 billion compared to the previous fiscal year. This was primarily due to an increase in international tobacco sales by JT International, particularly in countries such as Russia and Taiwan, as well as an increase in net sales of our foods business in Australia. Operating income for the year ended March 31, 2005 decreased by ¥8.9 billion, or 15.4%, to ¥48.7 billion compared to the previous fiscal year. This was primarily due to an increase in operating expenses for aggressive marketing activities.

Outlook of Results for the Year Ending March 31, 2007

It is too early to forecast results of operations for the fiscal year ending March 31, 2007. However, based on current trends and other factors known to us, we believe that net sales will increase due to balanced growth in sales volume in both mature and emerging markets for the international tobacco business. This increase will be partially offset by a decrease in sales volume for the domestic tobacco business, reflecting in part the effects of the tobacco excise tax increase imposed in July 2006.

We expect operating income to decrease due to a decrease in sales volume for the domestic tobacco business, reflecting in part the tax increase. This decline will be partially offset by top-line growth in the international tobacco business from focusing on GFB and enhancing our brand portfolio, and cost reduction efforts.

We expect net income to decrease although improvements in net finance income (interest and dividend income less interest expense) and foreign exchange impact are expected.

Cigarette vending machines with adult identification functions are scheduled to be introduced nationwide in Japan in the fiscal year ending March 31, 2009. We expect to bear part of the initial costs up to the fiscal year ending March 31, 2009, and part of the running costs thereafter.

Our actual results of operation could vary significantly from those described above as a result of a number of factors including, but not limited to, those discussed in "Forward-looking and cautionary statements."

Results of Operations

Income Statement Data

For years ended March 31	Millions of yen 2004	Millions of yen 2005	Millions of yen 2006	Millions of U.S. dollars 2006
Net sales	¥ 4,625,151	¥ 4,664,514	¥ 4,637,657	$ 39,480
Cost of sales	3,684,013	3,713,725	3,734,074	31,788
Gross profit	941,138	950,789	903,583	7,692
Selling, general and administrative expenses	707,104	677,418	596,637	5,079
Operating income	234,034	273,371	306,946	2,613
Other expenses, net	(241,642)	(172,038)	(5,953)	(51)
Income (loss) before income taxes (benefit) and minority interest	(7,608)	101,333	300,993	2,562
Income taxes (benefit)	(4,813)	31,565	94,896	808
Income (loss) before minority interest	(2,795)	69,768	206,097	1,754
Minority interest	4,808	7,184	4,555	38
Net income (loss)	¥ (7,603)	¥ 62,584	¥ 201,542	$ 1,716

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Net sales

Net sales for the year ended March 31, 2006 decreased by ¥26.9 billion, or 0.6%, to ¥4,637.7 billion. Net sales amounts discussed below represent amounts after the elimination of intersegment revenues.

• Domestic tobacco business

Net sales for the domestic tobacco business comprises sales in Japan (including duty-free sales) of tobacco products manufactured by us in or outside Japan, products manufactured by foreign tobacco manufacturers for which we serve as wholesaler, and sales for the China, Hong Kong and Macau markets, which are conducted by the China Division. The group's net sales for the domestic tobacco business were ¥3,405.3 billion, a decrease of ¥86.2 billion or 2.5% in net sales from the previous fiscal year. The sales volume of JT's tobacco products in Japan decreased by 23.7 billion cigarettes, or 11.2%, to 189.4 billion cigarettes from the previous fiscal year. Sales volume declined despite the positive effect of the increased sales volume of JTI products for the Japan market such as "Camel" "Winston" and "Salem" since May 2005, mainly due to the continued decline in total demand for cigarettes caused by an aging Japanese population, growing consciousness of smoking and health and tightening smoking regulations. The decline in sales volume was also accelerated by the termination of the license agreement for Marlboro products in Japan at the end of April 2005. The sales volume of tobacco products in Japan excluding Marlboro products and including "Camel", "Winston" and "Salem" (on a like-for-like basis for comparability purpose) decreased by 7.6 billion cigarettes or 3.9% from the previous fiscal year.

• International tobacco business

Net sales from the international tobacco business were ¥881.2 billion, an increase of ¥88.5 billion or 11.2% from the previous fiscal year. The sales volume of our international tobacco business increased by 7.9 billion cigarettes, or 3.7%, to 220.3 billion cigarettes, and global flagship brands ("Camel", "Winston", "Mild Seven" and "Salem", hereinafter, "GFB") also increased by 2.4 billion cigarettes, or 1.8%, to 133.8 billion cigarettes. The sales volume and GFB sales volume of our international tobacco business excluding the Japan market (on a like-for-like basis for comparability purpose) increased by 13.0 billion cigarettes or 6.3% and 6.9 billion cigarettes or 5.6% from the previous fiscal year, respectively. Net sales in U.S. dollar terms increased due to an increase in sales volume, a positive impact on market and product mix and the imposition of higher tobacco excise taxes in some markets. Sales denominated in foreign currencies are

first translated into U.S. dollars and then translated into Japanese yen using the 12-month average rate. Net sales in U.S. dollar terms increased due to the weakness of the U.S. dollar, and the weakness of the Japanese yen against the U.S. dollar also increased the size of the net sales increase when these U.S. dollar amounts were translated into Japanese yen. The average exchange rates between the Japanese yen and U.S. dollar used for the translation were ¥108.23 to $1.00 for the year ended March 31, 2005 and ¥110.26 to $1.00 for the year ended March 31, 2006.

• Pharmaceutical business

Net sales in the pharmaceutical business decreased by ¥8.4 billion, or 14.6%, to ¥49.3 billion for the year ended March 31, 2006 from the previous fiscal year. Despite one-time income from the licensing of JTK-303 (anti-HIV) to US-based Gilead Sciences, net sales decreased principally due to decreases in the royalty revenue from "Viracept" and in net sales of Torii Pharmaceutical Co., Ltd. (hereinafter "Torii"), and the lack of one-time income from the licensing of JTT-705 (dyslipidemia), as had been received in the previous fiscal year.

• Foods business

Net sales from the foods business increased by ¥13.0 billion, or 4.9%, to ¥278.4 billion from the previous fiscal year. Net sales in the processed foods business increased by ¥5.2 billion, or 5.9%, to ¥93.0 billion as a result of an expansion of scale in the frozen processed foods and chilled processed foods businesses. Net sales in the beverage business increased by ¥7.8 billion, or 4.4%, to ¥185.4 billion, mainly due to the continuous expansion of beverage vending machine sales channels.

• Others

Net sales from other businesses decreased by ¥33.7 billion, or 58.9%, to ¥23.6 billion, due primarily to a decline in the number of consolidated subsidiaries by the transfer of their shares.

Cost of sales

For the year ended March 31, 2006, cost of sales increased by ¥20.3 billion, or 0.5%, to ¥3,734.1 billion from the previous fiscal year, principally as a result of an increase in sales volume of our international tobacco business, the purchase of Marlboro products through our subsidiary instead of their manufacture by JT and the expansion of scale in the foods business. This increase was largely offset by a decrease in sales volume of our domestic tobacco business and the positive impact of business restructuring measures implemented in the previous fiscal year.

Selling, general and administrative expenses

For the year ended March 31, 2006, selling, general and administrative expenses decreased by ¥80.8 billion, or 11.9%, to ¥596.6 billion from the previous fiscal year. The decrease was due primarily to a decrease in personnel expenses resulting mainly from the business restructuring measures implemented in the previous fiscal year and a decrease in royalty payments on Marlboro products.

Operating income

As a result of the foregoing factors, operating income increased by ¥33.6 billion, or 12.3%, to ¥306.9 billion. Operating income by business segment was as follows:

• Domestic tobacco business

Operating income in the domestic tobacco business for the year ended March 31, 2006 increased by ¥4.3 billion, or 2.0%, to ¥220.1 billion from the previous fiscal year, in spite of the termination of the license agreement for Marlboro products in Japan at the end of April 2005. The increase reflected a decrease in personnel expenses resulting mainly from the business restructuring measures implemented in the previous fiscal year and an increase in the average unit price of cigarettes sold in Japan, including the positive impact of "Camel", "Winston" and "Salem" since May 2005.

• International tobacco business

Operating income in the international tobacco business for the year ended March 31, 2006 increased by ¥26.6 billion, or 59.8%, to ¥71.0 billion from the previous fiscal year. This was due primarily to an increase in sales volume accompanied by a unit price increase. The weakness of the U.S. dollar and the weakness of the Japanese yen against the U.S. dollar also contributed to this increase.

• Pharmaceutical business

For the year ended March 31, 2006, in spite of a decrease in research and development expenses and one-time income from the licensing of JTK-303 (anti-HIV), there was a decrease of ¥6.9 billion from the previous fiscal year to an operating loss of ¥5.1 billion. This was due primarily to decreases in the royalty revenue from "Viracept", the sales of Torii, and the lack of temporary income from the licensing of JTT-705 (dyslipidemia) in the previous fiscal year.

• Foods business

For the year ended March 31, 2006, operating income increased by ¥4.4 billion, or 224.7%, to ¥6.3 billion from the previous fiscal year. This was due primarily to an improvement in margins resulting from business expansion and a reduction of fixed costs resulting from efficient operation.

• Others

For the year ended March 31, 2006, operating income decreased by ¥1.8 billion, or 16.8%, to ¥8.7 billion from the previous fiscal year. The decrease in operating income is attributable primarily to a decline in the number of consolidated subsidiaries by the transfer of their shares.

Other expenses, net

Other expenses, net, were ¥6.0 billion, a decrease of ¥166.1 billion for the year ended March 31, 2006 from the previous fiscal year. This was primarily due to a decrease in business restructuring costs including additional retirement benefits relating to a voluntary retirement program.

Income before income taxes and minority interests

As a result of the foregoing factors, income before income taxes and minority interests for the year ended March 31, 2006 increased by ¥199.7 billion, or 197.0%, to ¥301.0 billion from the previous fiscal year.

Income taxes

Income taxes for the year ended March 31, 2006 increased by ¥63.3 billion, or 200.6%, to ¥94.9 billion from the previous fiscal year. For the year ended March 31, 2006, the actual effective tax rate increased by 0.4 percentage points to 31.5%. This was due primarily to the rise in composition of JT's income before income taxes and minority interests that bear relatively high income taxes.

Income before minority interests

Income before minority interests for the year ended March 31, 2006 increased by ¥136.3 billion, or 195.4%, to ¥206.1 billion from the previous fiscal year. Minority interests for the year ended March 31, 2006 decreased by ¥2.6 billion, or 36.6%, to ¥4.6 billion from the previous fiscal year.

Net income

As a result of the foregoing factors, net income for the year ended March 31, 2006 increased by ¥139.0 billion, or 222.0%, to ¥201.5 billion from the previous fiscal year.

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net sales

Net sales for the year ended March 31, 2005 increased by 0.9% to ¥4,664.5 billion, due primarily to increases in net sales from our tobacco business, pharmaceutical business and foods business. Net sales amounts discussed below represent amounts after the elimination of intersegment revenues.

• Tobacco business

Net sales for the year ended March 31, 2005 increased by 1.1% to ¥4,284.2 billion from the previous fiscal year. We sold 430.7 billion cigarettes worldwide for the year ended March 31, 2005.

– Domestic tobacco business

Net sales for the domestic tobacco business consist of sales in Japan (including duty-free sales) of tobacco products manufactured by us in or outside Japan, products manufactured by foreign tobacco manufacturers for which we serve as wholesalers and sales for the China, Hong Kong and Macau markets, which are conducted by the China Division. Net sales for the domestic tobacco business were ¥3,491.5 billion, a decrease of 0.2% from net sales for the previous fiscal year. The sales volume of tobacco products in Japan decreased by 5.1 billion cigarettes, or 2.3%, to 213.2 billion cigarettes from the previous fiscal year. Net sales from the domestic tobacco business were almost flat despite the drop in the sales volume of tobacco products in Japan. This was mainly due to the tobacco retail price increases instituted to reflect the increase in tobacco excise taxes in July 2003, and the increase in the average unit price resulting from aggressive introduction of premium new products. The decline in sales volume was mainly due to a reduction in the number of smokers reflecting social factors such as growing health consciousness and the aging of Japanese society.

– International tobacco business

Net sales from the international tobacco business were ¥792.7 billion, an increase of 7.3% or ¥54.0 billion from the previous fiscal year. This increase in net sales reflected a shift toward higher-priced products, including our global flagship brands ("Camel", "Winston", "Mild Seven" and "Salem", hereinafter "GFB") despite decreases in sales volume in some markets due to the imposition of higher excise taxes and retail price increases. Sales denominated in foreign currencies are first translated into U.S. dollars and then translated into Japanese yen using the 12-month average rate. Due to the weakness of the U.S. dollar, net sales increased more than 6.9% in U.S. dollar terms but the strengthening of the Japanese yen against the U.S. dollar reduced the size of the net sales increase when these U.S. dollar amounts were translated into Japanese yen. The average exchange rates between the Japanese yen and U.S. dollar used for the translation were ¥116.00 to $1.00 for the year ended March 31, 2004 and ¥108.23 to $1.00 for the year ended March 31, 2005.

• Pharmaceutical business

Net sales in the pharmaceutical business increased by 12.6% to ¥57.7 billion for the year ended March 31, 2005 from the previous fiscal year. The increase was principally because of an increase in one-time income as a result of the licensing of JTT-705 (dyslipidemia) to Roche exceeding decreases in royalties from the anti-HIV drug Viracept and in net sales of our Torii Pharmaceutical Co., Ltd. subsidiary.

• Foods business

Net sales from the foods business increased by ¥15.2 billion, or 6.1%, to ¥265.4 billion from the previous fiscal year as a result of the expansion of scale in the processed foods business and the expansion of beverage vending machine sales channels which exceeded the decrease in the unprofitable sales channels in the beverage business. The increase in net sales for the processed foods business to ¥87.9 billion was due mainly to an increase in frozen foods and a recent expansion of our chilled foods business including the full year consolidation effect of newly consolidated subsidiaries. The increase in net sales for our beverages business to ¥177.5 billion reflected an increase in volume sold through vending machines, resulting from an expansion of vending machine sales channels. The increase in net sales for the beverage business was partially offset by a decline in sales volume through the wholesale channels.

• Others

Net sales from other businesses decreased by ¥29.6 billion, or 34.1%, to ¥57.3 billion, due primarily to the absence of the sale of real estate in the Shinagawa development project in Tokyo for the previous fiscal year and sale of the printing business in April 2004.

Cost of sales

For the year ended March 31, 2005, cost of sales increased by ¥29.7 billion, or 0.8%, to ¥3,713.7 billion from the previous fiscal year, principally as a result of the increase in tobacco excise taxes. In addition, cost of sales increased as a result of the recent expansion of our chilled food business through acquisitions and a leaf tobacco devaluation loss. The increase was slightly offset by decreased sales volume and cost reduction measures in our domestic tobacco operations.

Selling, general and administrative expenses

For the year ended March 31, 2005, selling, general and administrative expenses decreased by ¥29.7 billion, or 4.2%, to ¥677.4 billion from the previous fiscal year. The decrease was due primarily to a decrease of ¥21.4 billion in personnel expenses resulting mainly from the reduction of employee bonuses. The decrease also reflected a termination in amortization charges related to the acquisition of shares of Torii Pharmaceutical Co., Ltd. in 1998. Other factors contributing to the decrease included a decline in advertising and sales promotion expenses as well as a decrease in research and development expenses in our pharmaceutical business.

Operating income
As a result of the foregoing factors, operating income increased by ¥39.3 billion, or 16.8%, to ¥273.4 billion. Operating income by business segment was as follows:

• Tobacco business
Operating income in the tobacco business for the year ended March 31, 2005 increased by ¥21.3 bllion, or 8.9%, to ¥259.7 billion from the previous fiscal year. In addition to the decrease in the selling, general and administrative expenses described above, the increase reflected our continued cost reduction measures in the domestic tobacco business, an increase in the average unit price of cigarettes sold in Japan excluding taxes and the steady shift toward higher-priced products, including our global flagship brands in the international tobacco business.

• Pharmaceutical business
For the year ended March 31, 2005, operating income increased by ¥14.7 billion to ¥1.9 billion from the previous fiscal year, when operating loss was ¥12.8 billion. This was due primarily to an increase in one-time income resulting from the licensing of JTT-705, a termination in amortization charges related to the acquisition of shares of Torii Pharmaceutical Co., Ltd. for the previous fiscal year, and a decrease in research and development expenses.

• Foods business
For the year ended March 31, 2005, we recorded operating income of ¥1.9 billion, an increase of ¥6.8 billion from the operating loss of ¥4.9 billion for the previous fiscal year. The increase in operating income was due to an improvement in margins resulting from business expansion and more efficient use of sales and marketing expenses.

• Others
For the year ended March 31, 2005, operating income decreased by ¥1.5 billion to ¥10.4 billion from the previous fiscal year. The decrease in operating income is attributable primarily to a decrease in income from the real estate business.

Other expenses, net
Other expenses, net, decreased to ¥172.0 billion, a decrease of ¥69.6 billion for the year ended March 31, 2005 from ¥241.6 billion for the previous fiscal year. The decrease in other expenses, net, was primarily due to a capital gain from sales of beneficial interests in a real estate trust to Frontier Real Estate Investment Corporation and the absence of a one-time charge related to the accounting policy change for Public Official Mutual Assistance Association expenses of ¥185.1 billion for the previous fiscal year. The impact of the decline in other expenses, net, was offset by an increase in business restructuring costs including additional retirement benefits relating to a voluntary retirement program.

Income (loss) before income taxes and minority interests
As a result of the foregoing factors, we recorded an income of ¥101.3 billion for the year ended March 31, 2005, compared to loss before income taxes and minority interests of ¥7.6 billion for the previous fiscal year.

Income taxes (benefit)
Income taxes for the year ended March 31, 2005 were ¥31.6 billion, compared to an income tax benefit of ¥4.8 billion for the previous fiscal year. For the year ended March 31, 2005, the actual effective tax rate was 31.1%.

Income (loss) before minority interests
Income before minority interests was ¥69.8 billion for the year ended March 31, 2005, compared to the ¥2.8 billion in loss before minority interests for the previous fiscal year. Minority interests increased to ¥7.2 billion for the year ended March 31, 2005 from ¥4.8 billion for the previous fiscal year.

Net income (loss)
As a result of the foregoing factors, we recorded net income of ¥62.6 billion for the year ended March 31, 2005, compared to net loss of ¥7.6 billion for the previous fiscal year.

Liquidity and Capital Resources

In our financial management, we strive to maintain a stable financial base from which capital expenditures, strategic acquisitions and investments, and research and development activities can be conducted in a cost-efficient and effective manner to grow our businesses without being affected by short-term fluctuations of revenues. We derive the funds we require to meet our capital requirements principally from cash flow provided by operations, borrowings from financial institutions and issuances of long-term debt securities.

Cash Flows

• Overview

As of March 31, 2005 and March 31, 2006, cash and cash equivalents totaled ¥829.1 billion and ¥920.1 billion, respectively.

	Millions of yen			Millions of U.S. dollars
For years ended March 31	2004	2005	2006	2006
Net cash provided by operating activities	¥ 334,501	¥ 250,840	¥ 150,343	$ 1,280
Net cash provided by (used in) investing activities	(228,620)	176,914	(26,358)	(224)
Net cash used in financing activities	(109,335)	(202,196)	(48,135)	(410)
Effect of exchange rate changes and other	2,470	1,868	15,205	129
Net increase (decrease) in cash and cash equivalents	(984)	227,426	91,055	775
Cash and cash equivalents at beginning of the period	602,645	601,661	829,087	7,058
Cash and cash equivalents at end of the period	¥ 601,661	¥ 829,087	¥ 920,142	$ 7,833

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Net cash provided by operating activities was ¥150.3 billion for the year ended March 31, 2006, compared to ¥250.8 billion for the year ended March 31, 2005. This was because although there was generation of stable cash flows by our tobacco business operations, there was a payment of additional retirement benefits relating to a voluntary retirement program implemented in the previous fiscal year.

Net cash used in investing activities was ¥26.4 billion for the year ended March 31, 2006, while net cash of ¥176.9 billion was provided by investing activities for the year ended March 31, 2005. This was primarily due to a conversion of cash and cash equivalents into short-term financial assets maturing over three months in this fiscal year, as opposed to a conversion of short-term financial assets maturing over three months into cash and cash equivalents through redemption in the previous fiscal year.

Net cash used in financing activities was ¥48.1 billion for the year ended March 31, 2006, compared to ¥202.2 billion for the year ended March 31, 2005. The decrease in net cash used in financing activities was primarily due to the absence of redemption of long-term debt in the previous fiscal year.

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net cash provided by operating activities was ¥250.8 billion for the year ended March 31, 2005, compared to ¥334.5 billion for the year ended March 31, 2004. Net cash provided by operating activities was primarily due to an increase in cash generated by our tobacco business operations. Net cash provided by operating activities decreased primarily due to an increase in accrued tobacco excise taxes during the previous fiscal year, as a result of the tobacco excise tax increase which took effect in July 2003.

Net cash used in investing activities was ¥228.6 billion for the year ended March 31, 2004, but net cash of ¥176.9 billion was provided by investing activities for the year ended March 31, 2005. This was primarily due to a conversion of short-term financial assets maturing over three months into cash and cash equivalents through redemption, and a sale of beneficial interest in real estate trust to Frontier Real Estate Investment Corporation.

Net cash used in financing activities was ¥202.2 billion for the year ended March 31, 2005, compared to ¥109.3 billion for the year ended March 31, 2004. The increase in net cash used in financing activities was primarily due to a redemption of long-term debt.

Liquidity and Capital Requirements

Our principal capital and liquidity needs have been for capital expenditures, working capital, strategic acquisitions and investments, repayments of borrowings and payments of interest and funds for payments of dividends and income taxes.

• Capital expenditures

Capital expenditures include purchases of property, plant and equipment, as well as trademarks and other assets related to tangible and intangible assets needed to enhance the productivity of our factories and other facilities, strengthen our competitiveness, and promote businesses in various fields.

	Millions of yen			Millions of U.S. dollars
For years ended March 31	2004	2005	2006	2006
Capital expenditures	¥ 90,870	¥ 85,109	¥ 98,927	$ 842

For the year ended March 31, 2006, we invested ¥98.9 billion in capital expenditures as a whole. In the domestic and international tobacco businesses, we invested in capital expenditures ¥75.0 billion and ¥25.0 billion, respectively, principally to streamline the product manufacturing process, strengthen supply and demand functions corresponding to the diversification of products and to enhance new product development. In the pharmaceutical business, we invested ¥2.1 billion in capital expenditures to improve production and research and development facilities and for other purposes. In the foods business, we invested ¥4.6 billion in capital expenditures primarily to strengthen production facilities. In other businesses, we invested ¥19.3 billion in capital expenditures principally for real estate development. In addition, the amount of capital expenditures invested in the domestic tobacco business includes goodwill relating to integration to the Japanese market acquired from foreign tobacco business subsidiaries. Therefore, such amount was eliminated together with other internal transactions when calculating the total amount.

For the year ended March 31, 2005, we invested ¥85.1 billion in capital expenditures primarily to improve production capabilities. In the tobacco business, we invested ¥65.3 billion in capital expenditures prin-

cipally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. In the pharmaceutical business, we invested ¥3.1 billion in capital expenditures to improve research and development facilities and for other purposes. In the foods business, we invested ¥7.4 billion in capital expenditures primarily to strengthen manufacturing facilities. In other businesses, we invested ¥10.6 billion in capital expenditures principally for sales facility and office equipment.

For the year ended March 31, 2004, we invested ¥90.9 billion in capital expenditures primarily to improve production capabilities. In the tobacco business, we invested ¥60.6 billion in capital expenditures principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. In the pharmaceutical business, we invested ¥2.6 billion in capital expenditures for better research and development facilities and for other purposes. In the foods business, we invested ¥9.1 billion in capital expenditures primarily to strengthen manufacturing facilities. In other businesses, we invested ¥18.1 billion in capital expenditures principally for real estate development projects.

For the year ending March 31, 2007, we plan to spend approximately ¥124.0 billion on capital expenditures. We plan to spend approximately ¥73.0 billion in the domestic tobacco business to improve productivity and reduce cost, and approximately ¥32.0 billion in the international tobacco business to increase production capability. We plan to spend approximately ¥2.5 billion for strengthening pharmaceutical research and development facilities and functions, approximately ¥5.0 billion to improve and strengthen foods production facilities and approximately ¥13.5 billion for real estate development in other businesses.

Our actual capital expenditures could vary significantly from described above as a result of number of factors including, but not limited to, those discussed in "Forward-looking and cautionary statements."

• Working capital

Our principal working capital requirements are for the purchase of raw materials, including leaf tobacco and other inventory items, and the payment of salaries and wages, selling expenses, advertising and promotion expenses, taxes and research and development.

• Strategic acquisitions and investments

From time to time, we invest in or acquire companies that we believe have the potential to help us diversify our sources of cash flow or improve our profitability.

• Dividends

We also require sufficient liquidity to make our scheduled dividend payments. As for the basic dividend policy, we are aiming to provide a competitive level of returns to shareholders in the capital market in consideration of the accomplishment of our mid to long-term growth strategies and the outlook of the company's consolidated financial results. We intend to increase the dividend level on a continual basis with a target of 20% for the consolidated dividend payout ratio.

• Stock repurchases

Any repurchase of our own shares also requires cash outlays. In order to exercise flexible stock repurchases, we amended the articles of incorporation at the general shareholders'meeting held on June 24, 2004 to enable share repurchases based on a resolution of the Board of Directors. Based on this amendment, we repurchased 38,184 shares of common stock by March 24, 2005. We may hold the repurchased shares as treasury stock, cancel them, or utilize them for any other purpose. Stock repurchases provide our management with an additional option to increase flexibility and speed in capital management to meet the needs of a rapidly changing business environment. We will consider the timing, scale and manner of any further repurchases based upon business needs and market trends.

• Stock split

To create an environment where investors can more easily invest in our shares and to expand our shareholder base by lowering its price per share, we completed a Five-for-One stock split as of April 1, 2006.

Capital Resources and Use

We have historically had, and expect to continue to have, significant cash flow from operating activities. Cash from operating activities was ¥150.3 billion for the year ended March 31, 2006 and ¥250.8 billion for the year ended March 31, 2005. We expect to continue to cover capital expenditures and repayment of debt from cash generated by operating activities. For significant capital requirements relating to strategic acquisitions and investments, we also sometimes utilize debt financing, primarily borrowings from financial institutions and issuances of debt securities. See "Long-term and Short-term Debt" below.

Equity financing, including warrants and bonds with subscription rights for new shares, is subject to the approval of the Minister of Finance under the Japan Tobacco Inc. Law. Revisions to the Japan Tobacco Inc. Law effective April 19, 2002 gave us the flexibility to issue new equity shares so long as we have the approval of the Minister of Finance and the Japanese government continues to hold more than one-third of our issued shares. We may choose to raise capital through equity issuances in the future, which would have the effect of diluting existing shareholders' ownership.

Long-term and Short-term Debt

• Long-term debt

Our long-term liabilities consist mainly of long-term debt and liabilities for retirement benefits. At March 31, 2006, long-term debt was ¥183.3 billion, of which ¥150.0 billion was in the form of bonds. The remaining long-term debt (including the current portion) consisted of loans from banks and life insurance companies. Annual interest rates applicable to yen denominated long-term bank loans outstanding at March 31, 2005 and 2006 ranged from 0.84% to 5.10% and 1.50% to 5.10%, respectively. Annual interest rates ranged from 5.80% to 8.24% for long-term loans denominated in other currencies outstanding at March 31, 2005, and ranged from 7.05% to 7.91% at March 31, 2006.

Annual maturities of long-term debt (including the current portion) at March 31, 2006 were as follows:

For years ended March 31	Millions of yen	Millions of U.S. dollars
2007	¥ 18,204	$ 155
2008	10,927	93
2009	880	7
2010	150,800	1,285
2011	1,168	10
2012 and thereafter	1,337	11
Total	¥ 183,316	$ 1,561

As of March 31, 2006, our long-term debt was rated as Aa2 by Moody's Investors Service, Inc. and AA- by Standard & Poor's Ratings Services. These ratings are some of the highest ratings among international tobacco companies. By maintaining high credit ratings, we expect to be able to finance large sums of capital at relatively low costs from third parties from time to time. The ability to maintain high ratings is influenced by a number of factors such as developments in the principal markets in which we conduct our business and the success of our business strategies, as well as some elements beyond our control such as general economic trends in Japan. The ratings are not recommendations to purchase, sell or possess securities. The ratings could be withdrawn or modified at any time. Each rating should be evaluated distinctly from other ratings.

Under the Japan Tobacco Inc. Law, bonds issued by Japan Tobacco Inc. are secured by a statutory preferential right over the property of Japan Tobacco Inc. This right gives bondholders preference to unsecured creditors in seeking repayment, with the exception of national and local taxes and other statutory obligations.

In September 2002, in order to diversify our capital resources and enhance our debt financing capabilities, we established a medium term note program in the euro market allowing us to issue up to $5 billion. We may issue notes under this program, from time to time, with board approval.

• Short-term debt

We also use banks and other financial institutions for short-term loans. Short-term loans were ¥26.9 billion at March 31, 2005 and ¥33.3 billion at March 31, 2006, including foreign currency denominated loans of ¥25.6 billion and ¥33.0 billion, respectively. Annual interest rates applicable to yen denominated short-term bank loans outstanding at March 31, 2005 ranged from 0.46% to 1.50%, and from 0.47% to 1.50% at March 31, 2006. Annual interest rates ranged from 3.10% to 9.30% for short-term loans denominated in other currencies outstanding at March 31, 2005 and from 3.95% to 7.35% at March 31, 2006.

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that, under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank. We have never been requested to provide such collateral.

Derivative Transactions

We are exposed to market risks principally from changes in interest rates, foreign exchange rates and equity and debt security prices. Our interest rate risk exposures primarily relate to financing activities. Our foreign currency exposures relate to buying, selling and financing in currencies other than the local currencies in which we operate. In order to reduce foreign exchange rate risk and interest rate risk, we use derivative financial instruments that include interest rate swaps, forward exchange contracts, currency swaps and option contracts. We do not hedge against price fluctuations of debt and equity securities.

We have risk management policies and procedures designated to mitigate the risks arising from exposures from the use of derivative financial instruments. We utilize derivatives solely for risk management purposes, and no derivatives are held or issued for trading purposes. As part of our risk management procedures, we identify the specific risks and transactions to be hedged and the appropriate hedging instruments to be used to reduce that risk, and then assess the correlation between the hedged risks and the hedging instruments. The effectiveness of our hedging activities is assessed in accordance with our risk management policies and practice manual for hedging transactions.

We are also exposed to credit-related risks in the event of nonperformance by counterparties to derivative financial instruments. However, we strive to mitigate this risk by limiting counterparties to international financial institutions with high credit ratings, with which we believe there is no significant risk of default.

We use interest rate swaps for the purpose of managing interest rate risk relating to financing activities. The interest rate swap agreements which qualify for hedge accounting under Japanese GAAP and meet specific matching criteria are not measured at market value, but the differential to be paid or received under the swap agreements is accrued and included in interest expenses.

We use foreign exchange forward contracts, currency swaps and option contracts for the purpose of managing the risk of fluctuations in foreign exchange rates on our borrowings, bonds and forecasted transactions in foreign currencies. Hedging contracts outstanding as of March 31, 2006 and March 31, 2005 held by Japan Tobacco Inc. and domestic subsidiaries qualify for hedge accounting. Therefore, gains or losses arising from change in value of these contracts are deferred and recognized in the period in which corresponding losses or gains from transactions being hedged by such contracts are recognized. On the other hand, we do not use hedge accounting for hedging contracts associated with our international tobacco operations and therefore recognize changes in value in derivative foreign exchange instruments currently in earnings. This could result in a gain or loss from fluctuations in exchange rates related to a derivative contract being recognized in a period which may be different from the gain or loss recognized from the underlying forecasted transaction.

For information about the contract or notional amounts of foreign currency forward contracts and currency option contracts outstanding as at March 31, 2006 and 2005 that did not qualify for hedge accounting, please see Note 17 to the audited consolidated financial statements included in this annual report.

Consolidated Balance Sheets

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2005 and 2006

Assets	Millions of yen		Millions of U.S. dollars (Note 2)
	2005	2006	2006
Current assets:			
Cash and cash equivalents (Note 4)	¥ 829,087	¥ 920,142	$ 7,833
Short-term investments (Note 5)	34,556	59,516	507
Trade notes and accounts receivable	126,067	134,183	1,142
Inventories (Note 6)	432,827	406,832	3,463
Other current assets (Note 8)	83,903	89,257	760
Allowance for doubtful accounts	(1,992)	(1,776)	(15)
Total current assets	1,504,448	1,608,154	13,690
Property, plant and equipment (Note 7):			
Land	170,947	138,672	1,180
Buildings and structures	628,149	603,224	5,135
Machinery, equipment and vehicles	503,175	528,186	4,496
Tools	222,550	212,034	1,806
Construction in progress	20,402	21,715	185
Total	1,545,223	1,503,831	12,802
Accumulated depreciation	(905,568)	(907,287)	(7,724)
Net property, plant and equipment	639,655	596,544	5,078
Investments and other assets:			
Investment securities (Note 5)	74,840	105,363	897
Investments in and advances to unconsolidated subsidiaries and associated companies	3,812	2,664	23
Trademarks	211,524	190,587	1,622
Goodwill	321,414	355,184	3,024
Deferred tax assets (Note 8)	151,875	102,902	876
Other assets	80,131	77,805	663
Allowance for doubtful accounts	(5,003)	(1,293)	(11)
Allowance for loss on investments	(640)	(531)	(5)
Total investments and other assets	837,953	832,681	7,089
Total	¥ 2,982,056	¥ 3,037,379	$ 25,857

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of yen 2005	Millions of yen 2006	Millions of U.S. dollars (Note 2) 2006
Current liabilities:			
Short-term bank loans (Note 7)	¥ 26,885	¥ 33,292	$ 283
Current portion of long-term debt (Note 7)	18,812	18,204	155
Tobacco excise taxes payable (Note 9)	188,955	176,160	1,500
Trade notes and accounts payable	111,299	137,455	1,170
Other payable (Note 10)	236,524	119,675	1,019
Income taxes payable (Note 8)	41,894	31,992	272
Accrued employees' bonuses	30,309	27,610	235
Consumption taxes payable	27,705	28,189	240
Other current liabilities (Note 8)	59,956	53,779	458
Total current liabilities	742,339	626,356	5,332
Non-current liabilities:			
Long-term debt (Note 7)	185,019	165,112	1,406
Liabilities for retirement benefits (Note 10)	289,016	293,425	2,498
Deferred tax liabilities (Note 8)	44,246	46,178	393
Non-current other payable	138,206	54,876	467
Other non-current liabilities	31,430	31,359	267
Total non-current liabilities	687,917	590,950	5,031
Minority interests	53,596	57,561	490
Commitments and contingent liabilities (Note 14)			
Shareholders' equity (Notes 11 and 18):			
Common stock – authorized, 8,000,000 shares; Issued, 2,000,000 shares in 2005 and 2006	100,000	100,000	851
Capital surplus	736,400	736,400	6,269
Retained earnings	805,927	972,512	8,279
Unrealized gain on available-for-sale securities	16,888	35,532	302
Foreign currency translation adjustments	(86,433)	(7,354)	(62)
Total	1,572,782	1,837,090	15,639
Treasury stock, at cost — 83,984 shares in 2005 and 2006	(74,578)	(74,578)	(635)
Total shareholders' equity	1,498,204	1,762,512	15,004
Total	¥ 2,982,056	¥ 3,037,379	$ 25,857

Consolidated Statements of Operations

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2004, 2005 and 2006

	Millions of yen			Millions of U.S. dollars (Note 2)
	2004	2005	2006	2006
Net sales	¥ 4,625,151	¥ 4,664,514	¥ 4,637,657	$ 39,480
Cost of sales (Note 9)	3,684,013	3,713,725	3,734,074	31,788
Gross profit	941,138	950,789	903,583	7,692
Selling, general and administrative expenses (Note 12)	707,104	677,418	596,637	5,079
Operating income	234,034	273,371	306,946	2,613
Other income (expenses):				
Interest and dividend income	3,243	3,316	5,910	50
Gain on disposition of property, plant and equipment–net (Note 15)	1,464	57,458	22,881	194
Loss on impairment of long-lived assets (Note 15)	(53)	(182)	(11,439)	(97)
Interest expense (Note 7)	(8,143)	(5,147)	(5,776)	(49)
Charge for recognition of obligations under the Public Official Mutual Assistance Association Law (Note 3 o))	(185,095)	—	—	—
Business restructuring costs (Notes 10 and 15)	(40,819)	(224,848)	(8,009)	(68)
Other–net (Note 15)	(12,239)	(2,635)	(9,520)	(81)
Other expenses–net	(241,642)	(172,038)	(5,953)	(51)
Income (Loss) Before Income Taxes and Minority Interests	(7,608)	101,333	300,993	2,562
Income taxes (Note 8):				
Current	67,488	70,071	49,686	423
Deferred	(72,301)	(38,506)	45,210	385
Total income taxes	(4,813)	31,565	94,896	808
Income (Loss) Before Minority Interests	(2,795)	69,768	206,097	1,754
Minority interests	4,808	7,184	4,555	38
Net income (loss)	¥ (7,603)	¥ 62,584	¥ 201,542	$ 1,716

	Yen			U.S. dollars
	2004	2005	2006	2006
Amounts per share:				
Net income (loss) (Notes 3 n) and 18)	¥ (3,967)	¥ 32,090	¥ 105,085	$ 895
Cash dividends applicable to the year	10,000	13,000	16,000	136

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2004, 2005 and 2006

	Thousands	Millions of yen					
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury Stock
Balance, April 1, 2003	2,000	¥ 100,000	¥ 736,400	¥ 789,912	¥ 2,632	¥ (6,290)	¥ —
Net loss	—	—	—	(7,603)	—	—	—
Adjustments to retained earnings for change in scope of consolidation	—	—	—	3,714	—	—	—
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	—	(6)	—	—	—
Appropriations:							
Cash dividends paid (¥11,000 per share)	—	—	—	(22,000)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	(247)	—	—	—
Repurchase of common stock (45,800 shares)	—	—	—	—	—	—	(34,579)
Net increase in unrealized gain on available-for-sale securities	—	—	—	—	11,554	—	—
Net change in foreign currency translation adjustments	—	—	—	—	—	(65,550)	—
Balance, March 31, 2004	2,000	100,000	736,400	763,770	14,186	(71,840)	(34,579)
Net income	—	—	—	62,584	—	—	—
Adjustments to retained earnings for change in scope of consolidation	—	—	—	(637)	—	—	—
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	—	(9)	—	—	—
Appropriations:							
Cash dividends paid (¥10,000 per share)	—	—	—	(19,542)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	(239)	—	—	—
Repurchase of common stock (38,184 shares)	—	—	—	—	—	—	(39,999)
Net increase in unrealized gain on available-for-sale securities	—	—	—	—	2,702	—	—
Net change in foreign currency translation adjustments	—	—	—	—	—	(14,593)	—
Balance, March 31, 2005	2,000	100,000	736,400	805,927	16,888	(86,433)	(74,578)
Net income	—	—	—	201,542	—	—	—
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	—	(5,981)	—	—	—
Appropriations:							
Cash dividends paid (¥15,000 per share)	—	—	—	(28,740)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	(236)	—	—	—
Net increase in unrealized gain on available-for-sale securities	—	—	—	—	18,644	—	—
Net change in foreign currency translation adjustments	—	—	—	—	—	79,079	—
Balance, March 31, 2006	2,000	¥ 100,000	¥ 736,400	¥ 972,512	¥ 35,532	¥ (7,354)	¥ (74,578)

	Millions of U.S. dollars (Note 2)					
	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury Stock
Balance, March 31, 2005	$ 851	$ 6,269	$ 6,861	$ 143	$ (736)	$ (635)
Net income	—	—	1,716	—	—	—
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	(51)	—	—	—
Appropriations:						
Cash dividends paid ($128 per share)	—	—	(245)	—	—	—
Bonuses to directors and corporate auditors	—	—	(2)	—	—	—
Net increase in unrealized gain on available for- sale securities	—	—	—	159	—	—
Net change in foreign currency translation adjustments	—	—	—	—	674	—
Balance, March 31, 2006	$ 851	$ 6,269	$ 8,279	$ 302	$ (62)	$ (635)

Consolidated Statements of Cash Flows

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2004, 2005 and 2006

	Millions of yen			Millions of U.S. dollars (Note 2)
	2004	2005	2006	2006
Operating Activities:				
Income (loss) before income taxes and minority interests	¥ (7,608)	¥ 101,333	¥ 300,993	$ 2,562
Adjustments for:				
Income taxes paid	(63,145)	(73,037)	(59,015)	(502)
Depreciation and amortization other than goodwill	133,228	125,862	124,855	1,063
Accelerated depreciation of property, plant and equipment	14,188	—	—	—
Amortization of goodwill	6,173	882	1,590	14
Gain on disposition of property, plant and equipment	(1,464)	(57,458)	(22,881)	(194)
Loss on impairment of long-lived assets	53	182	11,439	97
Write-down of investment securities	460	362	11	0
Change in assets and liabilities:				
Decrease (increase) in trade notes and accounts receivable	7,101	(4,423)	765	7
Decrease in inventories	23,798	16,995	44,091	375
Increase (decrease) in tobacco excise taxes payable	18,747	(10,736)	(13,973)	(119)
Increase (decrease) in trade notes and accounts payable	(1,877)	4,597	20,260	172
Increase (decrease) in other payable	27,224	141,778	(125,689)	(1,070)
Increase (decrease) in liabilities for retirement benefits	147,153	(95,978)	(6,591)	(56)
Increase (decrease) in long-term guarantee deposit received	(530)	(26,224)	631	5
Increase (decrease) in non-current other payable	14,234	122,244	(87,377)	(744)
Other — net	16,766	4,461	(38,766)	(330)
Total adjustments	342,109	149,507	(150,650)	(1,282)
Net cash provided by operating activities	334,501	250,840	150,343	1,280
Investing Activities:				
Purchases of short-term investments	(262,554)	(57,560)	(146,467)	(1,247)
Proceeds from sale and redemption of short-term investments	86,961	222,414	122,118	1,040
Purchases of investment securities	(226)	(7,671)	(2,734)	(23)
Proceeds from sale and redemption of investment securities	14,860	3,064	4,342	37
Purchases of property, plant and equipment	(84,214)	(71,997)	(82,850)	(705)
Proceeds from sale of property, plant and equipment	25,288	39,448	82,147	699
Proceeds from sale of beneficial interest in real estate trust	—	65,109	—	—
Purchases of trademarks and other assets	(4,982)	(7,964)	(8,966)	(76)
Purchases of shares of newly consolidated subsidiaries, net of cash acquired	(135)	—	(1,400)	(12)
Other — net	(3,618)	(7,929)	7,452	63
Net cash used in investing activities	(228,620)	176,914	(26,358)	(224)
Financing Activities:				
Net increase in short-term bank loans	6,190	4,935	1,552	13
Proceeds from issuance of long-term debt	1,349	237	—	—
Repayments of long-term debt	(60,166)	(147,135)	(19,474)	(166)
Dividends paid	(22,000)	(19,542)	(28,740)	(245)
Dividends paid to minority shareholders	(1,788)	(1,827)	(1,468)	(12)
Repurchase of common stock	(34,579)	(39,999)	—	—
Other — net	1,659	1,135	(5)	(0)
Net cash used in financing activities	(109,335)	(202,196)	(48,135)	(410)
Cash and Cash Equivalents of Newly Consolidated Subsidiaries, Beginning of Year	6,860	—	—	—
Foreign Currency Translation Adjustments on Cash and Cash Equivalents	(4,390)	1,868	15,205	129
Net Increase (Decrease) in Cash and Cash Equivalents	(984)	227,426	91,055	775
Cash and Cash Equivalents, Beginning of Year	602,645	601,661	829,087	7,058
Cash and Cash Equivalents, End of Year	¥ 601,661	¥ 829,087	¥ 920,142	$ 7,833

1. Business

Japan Tobacco Inc. ("JT") is a joint stock corporation (*kabushikikaisha*) incorporated under the Commercial Code of Japan (the "Code") pursuant to the Japan Tobacco Inc. Law (the "JT Law"). JT is primarily engaged in the manufacture and sale of tobacco products in the domestic and international markets as one of the largest producers of tobacco products in the world. The total sales of cigarettes of JT and its consolidated subsidiaries (the "JT Group") in the fiscal year ended March 31, 2006, excluding tobacco products purchased from overseas tobacco manufacturers and sold to retail stores through its logistic subsidiary, TS Network Co., Ltd. ("TS Network"), was 412.9 billion cigarettes (189.4 billion cigarettes (45.9%) in the domestic market; 3.2 billion cigarettes (0.8%) in the domestic duty-free market and the markets in China, Hong Kong, and Macau where JT operates in the tobacco business; and 220.3 billion cigarettes (53.3%) in other overseas markets).

In the domestic tobacco market, JT manufactures and sells its tobacco products to retail stores all over the country in accordance with the Tobacco Business Law. The Tobacco Business Law provides that (1) JT shall be the sole manufacturer of tobacco products in Japan and (2) the maximum wholesale price of each tobacco product manufactured and sold and the retail price of every product sold in Japan, as well as any changes in these prices, shall be approved by the Minister of Finance. The products are transported from its factories to its distribution bases by its logistic subsidiary, JT Logistics Co., Ltd., and then distributed to the retail stores through TS Network which also purchases and sells tobacco products of foreign tobacco manufacturers to retail stores as wholesalers in the domestic market.

JT greatly expanded its international tobacco business through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. ("RJR Nabisco") on May 12, 1999. In connection with this acquisition, JT paid $5.0 billion to purchase the non-U.S. tobacco operations of RJR Nabisco, which resulted in $3.5 billion of goodwill, and JT also acquired non-U.S. tobacco-related trademarks and intellectual property for $2.7 billion and other assets for $0.1 billion. The acquisition, totaling $7.8 billion, was financed by a syndicate loan of $5.0 billion, which was refinanced through domestic and foreign bond issues and long-term loans from banks and insurance companies, and $2.8 billion in cash. JT repaid in full the long-term loans from banks and redeemed foreign bonds by July 2004. JT has been constantly repaying long-term loans from insurance companies. Domestic bonds are expected to be redeemed in June 2009. As a result of this acquisition, JT obtained expanded access to overseas markets, especially in Europe and Russia, and the rights in substantially all countries outside the United States to internationally recognized trademarks such as *Camel*, *Winston* and *Salem*, which currently comprise JT's global flagship brands along with *Mild Seven*, which JT developed. JT International S.A. ("JTISA") and other consolidated subsidiaries of JT International Holding B.V. ("JT International"), a wholly-owned subsidiary of JT, conduct the overseas tobacco business of the JT Group.

Mitsubishi Corporation ("Mitsubishi") (except for Okinawa Prefecture) and Kokuba-Gumi Co., Ltd. ("Kokuba") (Okinawa) imported the newly acquired brands such as *Camel*, *Winston* and *Salem*, from JTISA to Japan, and sold them through TS Network (in Okinawa, through Kokuba). The JT Group terminated its contracts with Mitsubishi and Kokuba regarding import and distribution of these products at the end of April 2005, and since then, JT imports, manufactures and sells these products by itself in Japan.

Beginning in 1973, JT had manufactured and sold Marlboro brand cigarettes in Japan under a license arrangement with Philip Morris Products S.A. Upon the expiration of the license term in April 2005, JT ceased the production and sale of Marlboro brand cigarettes.

In addition to the tobacco business, the JT Group has diversified into and is developing other business segments in the areas of pharmaceutical and foods primarily through acquisitions, investments and licensing arrangements.

In the pharmaceutical business, the JT Group focuses on the research and development of prescription drugs. In the domestic market, Torii Pharmaceutical Co., Ltd., a majority of whose outstanding shares JT acquired for ¥42 billion in December 1998, manufactures and sells prescription drugs using its wide marketing network. In the overseas market, JT principally receives royalties from licensing arrangements of an anti-HIV drug.

In the foods business, the JT Group principally manufactures and sells beverages, processed foods and seasonings in the domestic market. As for chilled foods, the operation is mainly conducted through its subsidiary, Hans Continental Smallgoods Pty. Ltd., in Australia. JT's presence in the beverage market was substantially expanded through the acquisition of a majority of the outstanding shares of Unimat Corporation, a nationwide operator of soft drink vending machines, later renamed as Japan Beverage Inc., for ¥29 billion in April and September 1998. Additionally, JT acquired the food business of Asahi Kasei Corporation for ¥24 billion in July 1999.

According to the JT Law, JT must obtain approval from the Minister of Finance for certain matters, such as (1) the issuance of new shares (as well as subscription rights for new shares (*shinkabuyoyakuken*) and bonds with subscription rights for new shares) and (2) the resolution of shareholders meetings for any amendments to the Articles of Incorporation and appropriations of retained earnings. Pursuant to the JT Law, the Japanese government is required to hold one-half or more of JT's shares which were originally issued upon the establishment of JT in 1985. The JT Law also authorizes JT to issue new shares to the extent that the number of shares held by the Minister of Finance continues to account for more than one-third of the issued shares.

2. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Japan and in accordance with the provisions set forth in the Securities and Exchange Law of Japan and its related accounting regulations (collectively, the "Securities Law"), which are different in certain respects from application and disclosure requirements of accounting principles generally accepted in the United States of America ("U.S. GAAP") and International Financial Reporting Standards. In the case of most foreign consolidated subsidiaries, their financial statements are prepared in conformity with U.S. GAAP (see 3(m) Foreign Consolidated Subsidiaries) and are included in the consolidated financial statements on that basis.

In preparing these consolidated financial statements certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information. Certain reclassifications of previously reported amounts have been made to conform with classifications for the year ended March 31, 2006.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which JT is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117.47 to $1, the rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

3. Summary of Significant Accounting Policies

a) Consolidation

The consolidated financial statements as of March 31, 2006 include the accounts of JT and its 157 significant (188 as of March 31, 2004 and 160 as of March 31, 2005) subsidiaries. The Company expanded the scope of its consolidation to include substantially all subsidiaries effective from the year ended March 31, 2004. During the year ended March 31, 2005, the number of subsidiaries decreased due to the mergers of subsidiaries within the consolidation scope, and also the sale of subsidiaries of which businesses were categorized as "Others" industry segment. Consolidation of the remaining unconsolidated subsidiaries would not have had a material effect on the accompanying consolidated financial statements. Most foreign consolidated subsidiaries have a December 31 fiscal year-end, which differs from the March 31 fiscal year-end of JT. Any necessary adjustments for the three-month period are made for consolidation purposes.

Investments in 11 material associated companies (nine as of March 31, 2004 and ten as of March 31, 2005) are accounted for by the equity method. The equity method is not applied to account for the investments in unconsolidated subsidiaries and the remaining associated companies, since the effect on the accompanying consolidated financial statements would not have been material. Investments in the unconsolidated subsidiaries and the remaining associated companies are stated at cost (see (c) Securities).

All significant inter-company balances and transactions have been eliminated in consolidation. All material unrealized gains resulting from inter-company transactions have been eliminated.

The excess of the cost of the Company's investments in consolidated subsidiaries over its equity in (prior to April 1, 1999) or the fair value of (from April 1, 1999) the net assets purchased at the date of acquisition is recorded as goodwill. Goodwill is amortized on a straight-line basis over five to twenty years except for that recorded at JT International Group (see (m) Foreign Consolidated Subsidiaries). Such amortization expense is included in selling, general and administrative expenses; however, insignificant goodwill is charged to income when incurred.

b) Cash Equivalents

Cash equivalents are all short-term, highly liquid investments that are convertible to known amounts of cash and that have original maturities of three months or less.

c) Securities

The Company's securities are classified as held-to-maturity debt securities or available-for-sale securities, depending on management's holding intent. Held-to-maturity debt securities are reported at amortized cost. Available-for-sale marketable securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of available-for-sale marketable securities sold is determined based on the moving-average method. In addition, compound financial instruments, including embedded derivatives which cannot be measured separately, are reported at fair value in aggregate, with these gains and losses reported in the consolidated statements of operations. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For significant impairment in value which is judged unrecoverable, carrying amounts of securities are reduced to fair value, with a resulting charge to income. An allowance for loss on investments is recorded to provide for the loss on investments in certain non-marketable equity accounted for by the cost method and is determined based on the respective financial condition of the investees.

d) Inventories

Inventories are stated principally at average cost. In addition, leaf tobacco held by JT is subject to devaluation (see Note 6). Leaf tobacco is classified as a current asset, although part of such inventories, due to the duration of the aging process, will not ordinarily be put into production within one year.

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Under certain conditions, such as exchanges of similar fixed assets, sales and purchases resulting from expropriation and acquisitions made with the benefit of a government subsidy, Japanese tax laws permit companies to defer the profit arising from such transactions by reducing the cost of the assets acquired or by providing a special reserve in shareholders' equity. The provision and the reversal of the special reserve are made through appropriation of retained earnings. The costs of the acquired assets resulting from expropriation for the years ended March 31, 2004 and 2005 were reduced by ¥8,719 million and ¥17,396 million, respectively.

Depreciation is generally computed using the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998. The useful lives of buildings and structures, and machinery, equipment and vehicles are principally from 38 to 50 years and 8 years, respectively.

The Group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005 (see (o) Accounting Change (2) The adoption of new accounting standards).

f) Intangible Assets

Trademarks are carried at cost less accumulated amortization, which is calculated by the straight-line method principally over 10 years.

g) Income Taxes

The provision for income taxes is computed based on the pretax income or loss included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, and tax operating loss and other credit carry-forwards. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences, tax operating loss and other credit carry-forwards. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

h) Liabilities for Retirement Benefits

(1) Employees' retirement benefits

JT has an unfunded severance indemnity plan and a cash balance pension plan (the "Pension Plans") as well as a defined contribution plan, which cover substantially all of its employees (including executive officers who are not directors). Its consolidated subsidiaries principally have unfunded severance indemnity plans and/or non-contributory defined pension plans.

The Pension Plans and the subsidiaries' plans are stated based on actuarially estimated retirement benefit obligations, considering the estimated fair value of plan assets at each balance sheet date. Certain domestic subsidiaries apply a simplified method, under which retirement benefit obligations are recorded based on the amount required if all employees terminated their employment as of the balance sheet date. Contributions to the defined contribution plan are charged to expenses when they are paid or accrued.

Liabilities for retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at each balance sheet date.

(2) Obligations under the Public Official Mutual Assistance Association Law

As a formerly wholly government-owned company, JT is obligated by the Public Official Mutual Assistance Association Law to reimburse the Japanese government for pension expenses incurred each year by the government for former employees of Japan Tobacco and Salt Public Corporation, JT's predecessor entity, and others for their services during certain periods before July 1, 1956. Effective April 1, 2003, such obligations have been recognized as a liability at their present value using the actuarially determined computation method. Prior to April 1, 2003, they were charged to expenses based on the annual cash payments in respect of claims for reimbursement invoiced to JT by the Social Insurance Agency (see (o) Accounting Change, (1) Change in accounting policies).

i) Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deemed to have transferred ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

j) Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

k) Foreign Currency Transactions

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the rates prevailing at each balance sheet date. The exchange gains or losses from translation are recognized in the consolidated statements of operations to the extent that hedging derivative financial instruments for foreign currency transactions do not qualify for hedge accounting (see (l) Derivatives).

All assets and liabilities of foreign consolidated subsidiaries are translated into Japanese yen at the exchange rates at each subsidiary's respective fiscal year end. All revenue and expense accounts are translated at average exchange rates during each subsidiary's respective fiscal year. The resulting translation adjustments are reported as a separate component of shareholders' equity.

l) Derivatives

All derivatives, except for certain foreign exchange forward contracts, foreign currency swap agreement and interest rate swaps described below, are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of operations. For derivatives which qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until the corresponding hedged items are recognized in earnings.

JT's trade payables denominated in foreign currencies hedged by foreign exchange forward contracts and the 6.75% U.S. dollar bonds repaid in July 2004 hedged by a foreign currency swap agreement qualified for hedge accounting and were translated at the foreign exchange rate stipulated in the contracts.

Interest rate swaps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income.

m) Foreign Consolidated Subsidiaries

JTISA and other foreign consolidated subsidiaries principally maintain their accounting records in conformity with U.S. GAAP. The significant accounting policies, which are different from JT's policies, are as follows:

(1) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or average cost.

(2) Property, plant and equipment

Depreciation of property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

(3) Goodwill and trademarks

Goodwill arising from the acquisitions including foreign subsidiaries of RJR Nabisco and recorded at JT International Group is not subject to amortization but is tested for impairment at least annually.

Trademarks are principally amortized using straight-line method over 40 years.

(4) Retirement benefit pension plans

If the liability for retirement benefits already recognized is less than the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The additional minimum liability is charged directly to retained earnings, if such amount exceeds unrecognized prior service cost, net of any tax benefits.

(5) Derivatives

All derivatives are used to hedge foreign exchange risk and are recognized as either assets or liabilities in the balance sheet and measured at fair value. Changes in the fair value of derivatives are recorded in current earnings for each fiscal year.

n) Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding in each period, which was 1,977,100 shares for the year ended March 31, 2004, 1,942,901 shares for the year ended March 31, 2005 and 1,916,016 shares for the year ended March 31, 2006, not retroactively adjusted for stock split. Diluted net income per share is not disclosed because there were no potentially dilutive common shares that were outstanding during each of the three years in the period ended March 31, 2006.

Cash dividends per share presented in the consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year, not retroactively adjusted for stock split.

Upon the meeting of the board of directors held on February 27, 2006, JT decided to split the company's shares on five for one basis with the effective date of April 1, 2006 (see Note 18 "Subsequent Events").

o) Accounting Change

(1) Change in accounting policies

Accounting for the Obligations under the Public Official Mutual Assistance Association Law –

Effective April 1, 2003, the Company changed its accounting policy for certain obligations for annuity payments of the government-sponsored defined benefit pension plans. Its annuity-basis obligations which are subject to the accounting change relate to pension benefits to which beneficiaries are entitled for their services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. The change in accounting policy recognized this liability as part of the liabilities for retirement benefits in light of the actuarially determined computation methods prescribed under the Revised Accounting Standards for Independent Administrative Institutions, which were applied to accounting for annuity obligations for government-sponsored pension plans effective from April 1, 2003. Prior to the change, annuity-basis contributions had been recorded as expenses when paid. In connection with this accounting change, the Company fully recognized a liability as of April 1, 2003 and a related charge of ¥185,095 million for the year ended March 31, 2004. As a result of this change, operating income for the year ended March 31, 2004 increased ¥15,581 million and income before income taxes and minority interest for the year ended March 31, 2004 decreased by ¥172,291 million as compared to under the previous method, which resulted in a loss before income taxes and minority interest for the year then ended. The effects of this accounting change on segment information are disclosed on Note 16 "Segment Information".

(2) The adoption of new accounting standards

Accounting for Impairment of Fixed Assets –

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the Accounting Standards Board of Japan ("ASBJ") issued ASBJ

Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005. The group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the year ended March 31, 2006 by ¥11,192 million ($95 million).

p) New Accounting Pronouncements

Business Combination and Business Separation –

In October 2003, the Business Accounting Council (BAC) issued a Statement of Opinion, Accounting for Business Combinations, and on December 27, 2005 the Accounting Standards Board of Japan (ASBJ) issued "Accounting Standard for Business Separations" and ASBJ Guidance No.10, "Guidance for Accounting Standard for Business Combinations and Business Separations". These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

These specific criteria are as follows:

(a) the consideration for the business combination consists solely of common shares with voting rights,
(b) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and
(c) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of operations. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

Bonuses to directors and corporate auditors –

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No.13, "Accounting treatment for bonuses to directors and corporate auditors", which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

Presentation of shareholders' equity –

On December 9, 2005, the Accounting Standards Board of Japan (ASBJ) published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interest, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

4. Cash and Cash Equivalents

Cash and cash equivalents include gensaki transaction, securities purchased under repurchase agreements. The fair value of such securities received as collateral from the counterparty at March 31, 2005 and 2006 were ¥19,924 million and ¥79,975 million ($681 million), respectively.

5. Short-Term Investments and Investment Securities

Short-term investments and investment securities at March 31, 2005 and 2006 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Short-term investments:			
Time deposits	¥ 451	¥ 497	$ 4
Corporate bonds	30,011	58,617	500
Trust fund investments and other	4,094	402	3
Total	¥ 34,556	¥ 59,516	$ 507
Investment securities:			
Equity securities	¥ 64,146	¥ 92,912	$ 791
Government and Corporate bonds	2,986	3,036	26
Trust fund investments and other	7,708	9,415	80
Total	¥ 74,840	¥ 105,363	$ 897

"Government and Corporate bonds" of Investment securities on the consolidated balance sheet as of March 31, 2006 include compound financial instruments whose gains and losses including those of embedded derivatives are recorded to the consolidated statements of operations.

The costs and aggregate fair values of marketable securities at March 31, 2005 and 2006 were as follows:

	Millions of yen			
	2005			
	Cost	Unrealized gain	Unrealized loss	Fair value
Available-for-sale				
Equity securities	¥ 33,713	¥ 28,190	¥ 438	¥ 61,465
Corporate bonds	4,421	203	21	4,603
Trust fund investments and other	5,429	1,074	14	6,489
Held-to-maturity				
Government bonds and municipal bonds	1,195	12	—	1,207
Others	200	1	—	201

	Millions of yen			
	2006			
	Cost	Unrealized gain	Unrealized loss	Fair value
Available-for-sale				
Equity securities	¥ 33,016	¥ 57,524	¥ 253	¥ 90,287
Corporate bonds	37,401	259	3	37,657
Trust fund investments and other	5,150	3,069	3	8,216
Held-to-maturity				
Government bonds and municipal bonds	1,497	0	10	1,487
Others	1,002	—	3	999

	Millions of U.S. dollars			
	2006			
	Cost	Unrealized gain	Unrealized loss	Fair value
Available-for-sale				
Equity securities	$ 281	$ 489	$ 2	$ 768
Corporate bonds	318	3	0	321
Trust fund investments and other	44	26	0	70
Held-to-maturity				
Government bonds and municipal bonds	13	0	0	13
Others	9	—	0	9

The carrying amounts of non-marketable securities at March 31, 2005 and 2006 were as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Available-for-sale			
Equity securities	¥ 2,681	¥ 2,625	$ 22
Corporate bonds	26,999	21,500	183
Trust fund investments and other	5,313	1,598	14
Total	¥ 34,993	¥ 25,723	$ 219

Proceeds from sales of available-for-sale securities and related gross realized gains and losses on those sales, computed on the moving average cost basis for the years ended March 31, 2004, 2005 and 2006, were as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Proceeds from sales	¥ 6,923	¥ 2,878	¥ 3,262	$ 28
Gross realized gains	¥ 480	¥ 1,455	¥ 959	$ 8
Gross realized losses	(983)	(342)	(9)	(0)
Net realized gain (loss)	¥ (503)	¥ 1,113	¥ 950	$ 8

The amounts of securities classified as available-for-sale and held-to-maturity at March 31, 2006, based on their contractual maturity dates, were as follows:

	Millions of yen		Millions of U.S. dollars	
	Available for sale	Held-to-maturity	Available for sale	Held-to-maturity
Due within one year	¥ 58,756	¥ 300	$ 501	$ 3
Due after one year through five years	2,117	1,197	18	10
Due after five years through ten years	54	—	—	—
Due after ten years	—	—	—	—
Total	¥ 60,927	¥ 1,497	$ 519	$ 13

For the years ended March 31, 2004, 2005 and 2006, write-downs of securities including investments in affiliated companies totaled ¥505 million, ¥1,836 million and ¥11million ($0 million), respectively. In evaluating securities values, a security, whose value has declined by more than 50% is considered to have experienced "significant deterioration." A security, whose value has declined from 30% to 50% and the impact on JT's financial position is material, is considered to have experienced "significant deterioration." If a security has a strong chance of regaining its value, a security is not devaluated.

6. Inventories

Inventories at March 31, 2005 and 2006 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Leaf tobacco	¥ 292,533	¥ 274,549	$ 2,337
Finished products	55,325	44,512	379
Other	84,969	87,771	747
Total	¥ 432,827	¥ 406,832	$ 3,463

JT leaf tobacco inventory in excess of the minimum amount necessary for future production is subject to annual devaluation. The net effect of the change in the devaluation was debited (credited) to cost of sales as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Net effect of the change in devaluation (credit)	¥ (6,624)	¥ 9,856	¥ 9,588	$ 82

7. Short-term Bank Loans and Long-term Debt

Short-term bank loans as of March 31, 2005 and 2006 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Yen loans with interest rates of 0.46% to 1.50% at March 31, 2005 and of 0.47% to 1.50% at March 31, 2006	¥ 1,335	¥ 300	$ 3
Foreign currency loans with interest rates of 3.10% to 9.30% at March 31, 2005 and of 3.95% to 7.35% at March 31, 2006	25,550	32,992	280
Total	¥ 26,885	¥ 33,292	$ 283

Long-term debt at March 31, 2005 and 2006 comprised the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
1.98% yen bonds, due 2009	¥ 150,000	¥ 150,000	$ 1,277
Long-term bank loans due through 2014	53,831	33,316	284
Total	203,831	183,316	1,561
Less current portion	(18,812)	(18,204)	(155)
Long-term debt, less current portion	¥ 185,019	¥ 165,112	$ 1,406

JT entered into interest rate swap agreements in March 2004 to convert interest payments on fixed rate 1.98% yen bonds due 2009 to floating rate payments on a LIBOR basis, which was at 1.24% at March 31 2005, in order to manage interest rate risks on these bonds. Taking changes in market conditions into consideration, JT unwound the above interest swap agreements in May 2005. Consequently, JT pays fixed rate interest of 1.61%.

JT has also entered into currency swap agreements to fix Japanese yen cash flows on principal and interest payments of 6.75% U.S. dollar bonds repaid in July 2004, under which JT paid 1.546% Japanese yen interest in exchange for 6.75% U.S. dollar interest.

In addition, JT and certain domestic consolidated subsidiaries have entered into interest rate swap agreements to fix variable rate interest payments on Japanese yen loans. The range of effective interest rates for yen denominated long-term loans outstanding at March 31, 2005, after giving effect to such swap agreements, was 0.84% to 5.10%. Annual interest rates applicable to Japanese yen loans of JT and certain domestic consolidated subsidiaries at March 31, 2006 ranged from 1.50% to 5.10%.

Annual interest rates applicable to long-term loans denominated in foreign currencies outstanding at March 31, 2005 and 2006 ranged from 5.80% to 8.24% and 7.05% to 7.91%, respectively.

Annual maturities of long-term debt at March 31, 2006 were as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥ 18,204	$ 155
2008	10,927	93
2009	880	7
2010	150,800	1,285
2011	1,168	10
2012 and thereafter	1,337	11
Total	¥ 183,316	$ 1,561

Under the JT Law, obligations created by the bonds issued by JT are secured by a statutory preferential right over the property of JT. This right entitles the holders thereof to claim satisfaction in preference to unsecured creditors (with the exception of national and local taxes and certain other statutory obligations).

Substantially all of the short-term bank loans and long-term debt are unsecured. Secured loans and debt of certain consolidated subsidiaries at March 31, 2006 were as follows:

	Millions of yen	Millions of U.S. dollars
Long-term bank loans	¥ 1,514	$ 13
Others, principally short-term bank loans and bonds	660	6
Total	¥ 2,174	$ 19

The carrying amounts of assets pledged as collateral for the above secured loans and debt at March 31, 2006 were as follows:

	Millions of yen	Millions of U.S. dollars
Buildings and structures	¥ 4,921	$ 42
Machinery, equipment and vehicles	7,781	66
Other	652	6
Total	¥ 13,354	$ 114

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or other debt payable to the banks. JT has never been requested to provide additional collateral.

8. Income Taxes

JT and its domestic consolidated subsidiaries are subject to Japanese corporate tax, inhabitants tax and enterprise tax based on income which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.75% for the year ended March 31, 2004 and 40.35% for the years ended March 31, 2005 and 2006. Foreign consolidated subsidiaries are subject to income taxes of the countries in which they operate.

The tax effects of significant temporary differences and loss carry-forwards which resulted in deferred tax assets and liabilities at March 31, 2005 and 2006 were as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Deferred tax assets:			
Liabilities for employees' retirement benefits	¥ 32,486	¥ 36,526	$ 311
Obligations under the Public Official Mutual Assistance Association Law	64,465	59,966	510
Net operating loss carryforwards	23,322	19,638	167
Other payable for benefits to retired employees	81,787	30,356	258
Other	63,230	61,853	527
Less valuation allowance	(25,932)	(14,110)	(120)
Total	239,358	194,229	1,653
Deferred tax liabilities:			
Deferred gain on sales of fixed assets for income tax purposes	(39,143)	(32,079)	(273)
Basis differences in assets acquired and liabilities assumed upon acquisition	(33,162)	(36,433)	(310)
Other	(26,269)	(40,232)	(342)
Total	(98,574)	(108,744)	(925)
Net deferred tax assets	¥ 140,784	¥ 85,485	$ 728

Net deferred tax assets at March 31, 2005 and 2006 were reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Other current assets	¥ 33,177	¥ 32,324	$ 275
Deferred tax assets	151,875	102,902	876
Other current liabilities	(22)	(3,563)	(30)
Deferred tax liabilities	(44,246)	(46,178)	(393)
Net deferred tax assets	¥ 140,784	¥ 85,485	$ 728

A reconciliation between the normal effective statutory tax rates for the years ended March 31, 2004, 2005 and 2006 and the actual effective tax rates reflected in the accompanying consolidated statements of operations was as follows:

	2004	2005	2006
Normal effective statutory tax rate	41.75%	40.35%	40.35%
Tax rate difference applied for foreign consolidated subsidiaries	101.96	(14.42)	(9.13)
Tax credits	52.46	(4.26)	(1.09)
Non-deductible expenses	(39.77)	5.19	1.86
Amortization of goodwill not tax-deductible	(33.83)	0.35	0.21
Lower tax rates applied for fiscal years beginning on or after April 1, 2004	(40.89)	—	—
Other - net	(18.41)	3.94	(0.67)
Actual effective tax rate	63.27%	31.15%	31.53%

9. Tobacco Excise Taxes

JT is subject to national and local tobacco excise taxes (per unit tax) on its tobacco products sold in the domestic market. JT's domestic distribution service subsidiary is also subject to the local tobacco excise tax (per unit tax) on its wholesale of foreign brand tobacco products purchased from foreign tobacco manufacturers through importers, while the national tobacco excise tax is paid and charged to this subsidiary by importers. At March 31, 2006, subject to a few minor exceptions, the national tobacco excise tax, the local tobacco excise tax and the national tobacco special excise tax on cigarettes are ¥3,126 per thousand units, ¥3,946 per thousand units and ¥820 per thousand units, respectively, for a total tobacco excise tax of ¥7,892 per thousand units. Prior to the amendment of the tobacco excise tax law effective July 1, 2003, the national tobacco excise tax, the local tobacco excise tax and the national tobacco special excise tax on cigarettes were ¥2,716 per thousand units, ¥3,536 per thousand units and ¥820 per thousand units, respectively, for a total tobacco excise tax of ¥7,072 per thousand units. Foreign subsidiaries are also subject to excise taxes on cigarettes sold in their domiciles. The aggregate amount of such tobacco excise taxes included in cost of sales for the years ended March 31, 2004, 2005 and 2006 were ¥2,605,343 million, ¥2,650,586 million and ¥2,628,878 million ($22,379 million), respectively, including national tobacco excise taxes paid by importers of ¥299,255 million, ¥283,787 million and ¥371,227 million ($3,160 million), respectively.

In accordance with the amendment of the tobacco excise tax law, an increase in the national tobacco excise tax and the local tobacco excise tax on cigarettes will be implemented on July 1, 2006, which will be reflected in the financial statements for the year ended March 31, 2007.

10. Liabilities for Retirement Benefits

(1) Employees' retirement benefit

JT's unfunded severance indemnity plan and a cash balance pension plan as well as a defined contribution plan, were implemented effective October 1, 2003 to replace the pre-existing defined benefit plans, an unfunded severance indemnity plan and a non-contributory defined benefit pension plan. The newly-implemented unfunded severance indemnity plan provides lump-sum retirement benefits based on credits earned in each year of service. Employees are entitled to receive larger payments in certain circumstances such as involuntary termination, retirement at the mandatory retirement age, voluntary

termination at certain specific ages prior to mandatory retirement age or death. The cash balance pension plan provides retirement benefits in the form of a lump-sum payment or annuity payments based on current and past principal credits earned and interest credits over time based on these principal credits.

Domestic consolidated subsidiaries principally have unfunded severance indemnity plans and/or defined benefit pension plans covering substantially all of their employees, under which benefits are provided based on the rate of pay at the time of termination, years of service and certain other factors.

Foreign consolidated subsidiaries principally sponsor non-contributory defined benefit pension plans covering most of their employees. Plans covering regular full-time employees provide pension benefits based on credits, determined by age, years of service and final average compensation before retirement.

The liabilities for employees' retirement benefits at March 31, 2005 and 2006 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Projected benefit obligations	¥ (291,964)	¥ (309,038)	$ (2,631)
Fair value of plan assets	163,708	193,133	1,644
Funded status	(128,256)	(115,905)	(987)
Unrecognized actuarial net loss	16,461	7,947	67
Unrecognized prior service cost	(726)	(257)	(2)
Loss on partial termination of defined benefit plan (see Note 15)	—	(3,097)	(26)
Net amount recognized	(112,521)	(111,312)	(948)
Minimum pension liability adjustments	(4,537)	(14,955)	(127)
Prepaid pension cost	(12,193)	(18,543)	(158)
Liabilities for employees' retirement benefits	¥ (129,251)	¥ (144,810)	$ (1,233)

JT transferred a portion of its unfunded severance indemnity plan to a defined contribution plan on April 1, 2006, and thereby recognized ¥3,097 million for the year ended March 31, 2006 as other expense which led to an increase of liabilities for retirement benefits by the same amount in accordance with "Accounting for the Transfer between Retirement Benefits Plans (ASBJ Guidline No.1)" and "Practical Solution on Accounting for Transfer Between Retirement Benefit Plans (Practical Issues Task Forces Report No.2)".

	Millions of yen	Millions of U.S. dollars
	2006	2006
Settlement of projected benefit obligations	¥ 4,567	$ 39
Prior service cost recognized in earnings	(199)	(2)
Actuarial gain recognized in earnings	139	1
Decrease in liabilities for retirement benefits	4,507	38
Related assets due to be transferred to defined contribution plan	(7,604)	(64)
Loss on partial termination of defined benefit plan	¥ (3,097)	$ (26)

Related assets of ¥7,604 million ($64 million) due to be transferred to defined contribution plan will be paid in installments by 2009.

The components of net periodic retirement benefit cost for the years ended March 31, 2004, 2005 and 2006 were as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Service cost	¥ 16,947	¥ 13,015	¥ 9,278	$ 79
Interest cost	12,399	11,282	9,409	80
Expected return on plan assets	(4,410)	(4,720)	(5,823)	(50)
Recognized actuarial loss	17,125	3,378	1,718	15
Amortization of prior service cost	2,696	526	541	5
Net periodic retirement benefit costs	¥ 44,757	¥ 23,481	¥ 15,123	$ 129

Significant assumptions used for the years ended March 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006
Discount rate	2.5%	2.5%	2.5%
Expected rate of return on plan assets	2.0%	2.0%	2.5%

Actuarial gains or losses that result from changes in plan experience and actuarial assumptions are principally amortized over 10 years. The amortization period for the prior service cost that resulted from retroactive application of a plan amendment is principally 10 years. The retirement benefit attributable to each year is calculated by assigning the same amount of pension benefits to each year of service.

In connection with the implementation of the defined contribution plan at October 1, 2003, JT partially terminated its pre-existing defined benefit plans and recognized a gain of ¥9,870 million with the following effects reflected in the consolidated financial statements for the year ended March 31, 2004.

	Millions of yen
	2004
Settlement of projected benefit obligations	¥ 52,321
Prior service cost recognized in earnings	(1,003)
Actuarial loss recognized in earnings	(8,798)
Withdrawal of plan assets for initial contributions	(14,718)
Decrease in liabilities for retirement benefits	27,802
Related assets due to be transferred to defined contribution plan	(17,932)
Gain on partial termination of the defined benefit plan	¥ 9,870

Related assets of ¥17,932 million due to be transferred to defined contribution plan have been paid in installments through 2006.

The Company's contributions, including those of certain foreign consolidated subsidiaries, to the defined contribution plans which were charged to expenses for the years ended March 31, 2004, 2005 and 2006 were ¥1,332 million, ¥2,750 million and ¥2,212 million($19 million), respectively.

In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, certain domestic subsidiaries applied during the year ended March 31, 2004 for exemption from obligations to pay benefits for future employee services related to the substitutional portion of the National Welfare Pension, which resulted in the transfer of the pension obligations and related assets to the government during the year ended March 31, 2005. The domestic subsidiaries obtained approval for exemption from the future obligation by the Ministry of Health, Labor and Welfare on December 19, 2003 and recognized a gain on exemption from the future pension obligation of the governmental program in the amount of ¥1,357 million for the year ended March 31, 2004.

JT has offered additional retirement benefits to its employees under the early retirement programs as a part of various business restructuring efforts in order to rationalize operating efficiencies in administrative and other headquarter functions and to reduce costs in the domestic tobacco business. These efforts principally related to closure of four factories and integration of the leaf tobacco purchase functions in 2004, closure of eight cigarette factories and company-wide offering of early retirement plan to employees who are age 40 or older with more than 15 years of services in 2005 and other business restructuring in 2006. Certain domestic and foreign subsidiaries also provided additional retirement benefits for early-retired employees in connection with the reorganization of domestic distribution operations or rationalization of other businesses during these periods. These restructuring activities resulted in recognition of additional retirement benefits as business restructuring costs of ¥29,688 million, ¥209,540 million and ¥8,557 million ($73 million) for the years ended March 31, 2004, 2005 and 2006, respectively, which included a one-time charge for the unrecognized actuarial net loss and unrecognized prior service cost attributable to the employees who retired earlier than expected during the years ended March 31, 2004, 2005 and 2006.

Due to the retirement of a large number of employees in 2005, JT applied the accounting standard for partial termination of defined benefit plans with the following effects reflected in the consolidated financial statements for the year ended March 31, 2005.

	Millions of yen
	2005
Settlement of projected benefit obligations	¥ 88,695
Prior service cost recognized in earnings	(625)
Actuarial loss recognized in earnings	(70)
Decrease in liabilities for retirement benefits	¥ 88,000

Related payables to employees who applied the early retirement programs including additional retirement benefits of JT were reported as other payable and non-current other payable, which would be paid over by 2008.

Certain domestic consolidated subsidiaries participate in multi-employer contributory pension plans, the required contributions to which are recognized as a net pension cost for the year. Plan assets allocated based on amounts contributed as of March 31, 2005 and 2006 were ¥4,348 million and ¥5,346 million ($46 million), respectively.

Certain foreign consolidated subsidiaries also provide certain health and life insurance benefits for retired employees and their dependents.

The retirement benefits paid to directors and corporate auditors are subject to approval by resolution at the shareholders meeting. The Company's liabilities for retirement benefits for directors and corporate auditors as of March 31, 2005 and 2006 were ¥958 million and ¥900 million ($8 million), respectively.

(2) Obligation under the Public Official Assistance Association Law

Employees of JT, including former employees of Japan Tobacco and Salt Public Corporation ("JTSPC"), JT's predecessor entity before the privatization in 1985, and others, are entitled to receive benefits under the government-sponsored pension plan by the Public Official Mutual Assistance Association Law (the "Law"). The benefits, in the form of lifetime annuity payments by the Social Insurance Agency, are determined based on the standard pay rate, the length of service and other factors. As a formerly wholly government-owned company, JT is obligated by the Law to reimburse the Japanese government for pension expenses incurred each year by the government in respect of former employees of JTSPC and others for their services during certain periods before July 1, 1956, the enactment date of the Law.

Such obligations were first recorded as liabilities at April 1, 2003 based on the actuarially determined computation method. Any actuarial gain or loss arising subsequent to April 1, 2003 is deferred and amortized over 10 years.

The liabilities and costs recognized for such obligations as of and for the year ended March 31, 2004, 2005 and 2006 were as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Benefit obligations	¥ (165,878)	¥ (152,534)	$ (1,298)
Unrecognized actuarial loss	6,113	3,919	33
Liabilities recognized	¥ (159,765)	¥ (148,615)	$ (1,265)

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Interest cost	¥ 2,776	¥ 2,546	¥ 2,488	$ 21
Recognized actuarial (gain) loss	—	(254)	586	5
Net periodic costs	¥ 2,776	¥ 2,292	¥ 3,074	$ 26

The assumed discount rate used in the actuarial computation for the years ended March 31, 2004, 2005 and 2006 was 1.5%.

11. Shareholders' Equity

Japanese companies are subject to the Code.

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors. JT's legal reserve amount, which is included in retained earnings, totals ¥18,776 million ($160 million) as of March 31, 2005 and 2006.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The amount of treasury stock available for purchase cannot exceed the amount available for future dividends plus the amount

of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the shareholders meeting.

Based on the resolutions by the general shareholders' meeting and the Board of Directors, JT repurchased 45,800 shares of its common stock for a total repurchase price of ¥34,579 million, or ¥755,000 per share during the year ended March 31, 2004.

At the general shareholders' meeting held on June 24, 2004, a partial revision of JT's articles of incorporation was approved so that JT shares can be repurchased by the resolutions by the Board of Directors' resolutions. Following this amendment, at the meeting of the Board of Directors of JT held on October 29, 2004 it approved repurchasing JT's common stock up to 45,000 shares or ¥40 billion during the period from November 1, 2004 to March 24, 2005, and JT repurchased 38,184 shares of its common stock for a total repurchase price of ¥39,999 million, or average of ¥1,047,538 by March 24, 2005.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon a resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount available for dividends is based on retained earnings as recorded on JT's books. At March 31, 2006, the amount of retained earnings available for future dividends subject to the approval of the shareholders as well as the Minister of Finance under the JT Law was ¥755,534 million ($6,432 million).

The Special Taxation Measures Law in Japan permits companies to take as tax deductions certain reserves if provided through an appropriation of retained earnings. Under Japanese tax laws, these reserves must be reversed to income in future years. The deferred gain on sales of fixed assets, net on tax effects, included in "Retained earnings" provided under the Special Taxation Measures Law at March 31, 2005 and 2006 was ¥62,370 million and ¥61,354 million ($522 million), respectively.

Upon the meeting of the board of directors held on February 27, 2006, JT decided to split the company's shares on five for one basis with the effective date of April 1, 2006 (see Note 18 "Subsequent Events").

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock.

(b) Increases / decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the capital account charged at the payment of such dividends until the aggregate amount of legal reserve and additional paid-in capital equals 25% of common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

12. Research and Development Costs and Advertising Costs

Research and development costs charged to expenses as incurred for the years ended March 31, 2004, 2005 and 2006 were ¥42,226 million, ¥40,541 million and ¥37,505 million ($319 million), respectively.

Advertising costs were charged to expenses as incurred and totaled ¥177,116 million, ¥167,608 million and ¥ 166,093 million ($1,414 million) for the years ended March 31, 2004, 2005 and 2006, respectively.

13. Lease Transactions

The Company, as a lessee, leases certain vehicles, vending machines and other assets. Total rental expenses under the above leases for the years ended March 31, 2004, 2005 and 2006 were ¥5,810 million, ¥5,559 million and ¥5,117million ($44 million), respectively.

Pro forma information of leased property, such as acquisition cost, accumulated depreciation and obligations under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis at March 31, 2005 and 2006 was as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Acquisition cost:			
Machinery, equipment and vehicles	¥ 5,392	¥ 4,722	$ 40
Tools	20,261	17,769	151
Others	2,464	2,455	21
Total acquisition cost	28,117	24,946	212
Accumulated depreciation	13,338	12,277	104
Net leased property	¥ 14,779	¥ 12,669	$ 108

The above acquisition cost includes related interest expenses.

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Obligations under finance leases:			
Due within one year	¥ 4,946	¥ 4,182	$ 36
Due after one year	9,832	8,487	72
Total	¥ 14,778	¥ 12,669	$ 108

The above obligations under finance leases included related interest expenses. Pro forma depreciation expenses for the years ended March 31, 2004, 2005 and 2006, which have not been reflected in the accompanying consolidated statements of operations, computed by the straight-line method, were ¥5,810 million, ¥5,559 million and ¥5,117 million ($44 million), respectively.

The minimum rental commitments under noncancellable operating lease at March 31, 2006 were as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Due within one year	¥ 4,262	¥ 4,189	$ 36
Due after one year	8,962	10,151	86
Total	¥ 13,224	¥ 14,340	$ 122

The Company, as a lessor, leases certain computer equipment and other assets. Total lease revenue under the above leases for the years ended March 31, 2004, 2005 and 2006 was ¥411 million, ¥377 million and ¥279 million ($2 million), respectively.

Information of leased property included in the accompanying financial statements, such as acquisition cost, accumulated depreciation and claims under finance leases that do not transfer ownership of the leased property to the lessee, at March 31, 2005 and 2006 was as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Acquisition cost:			
Machinery, equipment and vehicles	¥ 729	¥ 546	$ 5
Tools	1,121	753	6
Total acquisition cost	1,850	1,299	11
Accumulated depreciation	1,163	862	7
Net leased property	¥ 687	¥ 437	$ 4

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Claims under finance leases:			
Due within one year	¥ 308	¥ 187	$ 1
Due after one year	459	295	3
Total	¥ 767	¥ 482	$ 4

The above claims under finance leases included related interest income.

Depreciation expenses for the years ended March 31, 2004, 2005 and 2006 which have been reflected in the accompanying consolidated statements of operations were ¥354 million, ¥335 million and ¥250 million ($2 million), respectively.

14. Commitments and Contingencies

(As of May 23, 2006)

The Tobacco Business Law and related regulations govern JT's domestic leaf tobacco procurement. The Tobacco Business Law requires JT to enter into advance purchase contracts annually with each domestic tobacco grower who intends to cultivate leaf tobacco for sale to JT. These contracts specify the total cultivation area for each variety of leaf tobacco and the prices of leaf tobacco by variety and grade. JT is obliged to purchase all leaf tobacco produced pursuant to these contracts which is suitable for the manufacture of tobacco products.

Before conclusion of the contracts, JT is required to consult with the Leaf Tobacco Deliberative Council (Hatabako shingi kai), a deliberative body organized under the Tobacco Business Law to provide their opinion to JT as to the aggregate cultivation area for each variety of leaf tobacco and the prices for leaf tobacco by variety and grade. JT is legally required to respect the opinion of the council. The council is charged with examining and deliberating important matters relating to the production and purchase of domestically produced leaf tobacco. The council consists of members appointed by JT with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and various academic appointees. The council is obliged to provide its opinion as to the appropriate prices of leaf tobacco based on the level which would allow continued domestic production of leaf tobacco, by taking into account economic conditions such as production costs and commodity prices.

Domestic tobacco growers typically entrust the Japan Tobacco Growers Association (Zenkoku tabakokosaku kumiai chuo kai) with negotiation of the fundamental terms of their contracts with JT, including the purchase price of tobacco. JT enters into a common agreement with the association regarding fundamental contractual terms. The common agreement also includes disaster relief provisions which require JT to pay money to domestic tobacco growers whose tobacco plants or crops suffer from natural disasters. Pursuant to these provisions and based on the degree of damages, JT pays a maximum of 50% of the figure calculated by multiplying each cultivator's agreed cultivation area for the disaster year by their average procurement price per acreage for previous years.

JT and its subsidiaries are involved in lawsuits filed by plaintiffs claiming damage to their health allegedly caused by smoking or exposure to tobacco smoke. Up to the present, JT and its subsidiaries have never lost a case or paid any money to settle a case out of court.

At present, JT is involved domestically in the following lawsuit related to smoking and health.

- Three smokers who contend that they developed diseases as a result of smoking filed a lawsuit on January 19, 2005 with the Yokohama District Court against JT and the Government of Japan,

etc., asking for a total of ¥30 million in compensation for damages and a strengthening of the wording of warnings placed on tobacco products, etc. The first hearing in this case took place on April 20, 2005 and the case is still pending in the district court.

Lawsuits related to smoking and health in which JT subsidiaries are involved outside Japan include damages claims filed by individuals, medical expense recovery lawsuits filed by governments and insurers, and class actions for damages and injunctive relief. As of the end of May 2006, a total of 13 such lawsuits were pending in which JT or its subsidiaries are named as a defendant or for which RJ Reynolds Tobacco Company (RJR) has sought indemnification following JT's acquisition of RJR Nabisco Inc's overseas (non-US) tobacco operations.

Among these smoking and health related lawsuits, there are three actions in Canada: one is an action brought in January 2001 by the Province of British Columbia against the major cigarette companies, including RJR and the Canadian subsidiary of JT, JTI-Macdonald Corp ("JTI- Macdonald"), seeking the recovery of health care costs allegedly incurred as a result of the defendants' asserted misconduct; the other two lawsuits are class actions in Quebec against the major Canadian cigarette companies, including JTI-Macdonald, authorized in February 2005 and filed in September 2005. The British Columbia action is brought under a provincial statute enacted for this action. Several defendants challenged the statute's constitutionality. This challenge was finally rejected by the Supreme Court of Canada in September 2005. For the time being, both the Quebec class actions and the British Columbia action remain in early pre-trial proceedings with no decision yet made as to JTI-Macdonald's or RJR's liability.

In November 2000, the European Community (the "EC") commenced a civil action in the United States against various members of the JT, RJ Reynolds and Philip Morris groups claiming that they had conspired to smuggle tobacco products, thereby reducing tax revenues and harming other economic interests ("EC I"). A federal district court dismissed this case in July 2001. In August 2001, the EC and ten of its Member States commenced a second civil action in the same court against various members of the RJR and Philip Morris groups ("EC II"). The EC II was virtually identical to the earlier EC I, except that neither JT nor any of its subsidiaries was included as a defendant and the ten Member States were included as plaintiffs. In January 2002, the EC and the ten Member States commenced a third civil action identical in all material respects to EC II in the same court against, inter alia, JT and several of its subsidiaries ("EC III"). The plaintiffs did not (and still have not) served the JT-related entities. In February 2002, the district court entirely dismissed the EC II and EC III actions, and in March 2002, the plaintiffs appealed the dismissal of both EC II and EC III to a federal court of appeals. In October 2002, the EC and the ten Member States commenced a fourth similar civil action with added allegations of money laundering in the same court against RJR group ("EC IV"). Neither JT nor any of its subsidiaries was named as a defendant in EC IV. In January 2004, the federal court of appeals affirmed the district court's dismissal of EC II, but vacated the district court's dismissal of EC III because the district court lacked jurisdiction over the JT-related entities. In April 2004, the EC II plaintiffs filed a petition for writ of certiorari to the United States Supreme Court. In May 2005, the Supreme Court summarily granted certiorari, vacated the judgment of the lower court, and remanded the action to the federal court of appeals. In September 2005, the court of appeals reaffirmed the district court's dismissal in EC II. In November 2005, the EC II plaintiffs again filed a petition for writ of certiorari to the United States Supreme Court, which was denied on January 9, 2006.

In August 2003, the Canadian government filed a civil action in Ontario, Canada against RJR and its subsidiaries as well as JT and its subsidiaries, including JTI-Macdonald, which was acquired by JT when it took over the former non-U.S. tobacco operations of RJR Nabisco Inc in 1999, mainly claiming damages allegedly suffered by the Canadian government in connection with the alleged illicit importation of tobacco products into Canada.

In August 2004, JTI-Macdonald received a Notice of Assessment from the Quebec Ministry of Revenue requiring immediate payment of approximately 1.36 billion Canadian dollars (approximately ¥114.6 billion) on claims that it had allegedly contributed to tobacco smuggling from 1990 to 1998. This amount consisted of allegedly lost tobacco taxes, with penalties and interest.

If the assessed amount were not paid, JTI-Macdonald faced the risk that it would not be able to continue its usual business operations in the face of collection action by the Quebec Ministry of Revenue. Therefore, in order to continue its operations, JTI-Macdonald filed a successful application under the Companies' Creditors Arrangement Act ("CCAA")* with the Ontario Superior Court of Justice. JTI-Macdonald has since been continuing its business as usual under CCAA protection.

Filing for CCAA protection is not an admission that JTI-Macdonald contributed to smuggling as claimed by the Quebec Ministry of Revenue. JTI-Macdonald intends to challenge the tax notice submitted by the Quebec Ministry of Revenue through all appropriate means. Furthermore, in the event that JTI-Macdonald bears any damages or costs associated with this case, JT's view is that it will be entitled to seek indemnification from RJR Nabisco Inc or its successors, based on the contract signed between JT and RJR Nabisco Inc and RJR at the time of JT's acquisition of JTI-Macdonald in 1999.

Companies' Creditors Arrangement Act

Companies doing business in Canada are eligible to seek protection under the CCAA if they encounter a financial situation that creates noticeable difficulties in their business operations. The CCAA's intent is to enable these companies to continue their operations while restructuring.

Many Canadian companies have undergone restructuring processes under the CCAA. Unlike bankruptcy proceedings, CCAA proceedings are not undertaken for liquidation.

*The fundamental characteristics of the CCAA are as follows:

- The company continues to manage and control its business and property;

- The CCAA is a very flexible law that can be tailored to fit the circumstances of each case;
- The company may seek to restructure its businesses or deal with contingent and other claims under court protection with the assistance of a court-appointed monitor;
- All lawsuits against the companies and other procedures are stayed, and companies are able to continue their businesses and carry out their restructuring;
- After the claims against the company are determined, the company may put a Plan of Arrangement before its creditors or some of them;
- If creditors have agreed to the aforementioned plan and the court approves it, it will be binding on the company and all affected creditors.

In July 2004, a Russian subsidiary of JT, JTI Marketing & Sales ("M&S Corp."), which oversees distribution-related businesses in the Russian market, received an assessment from the Moscow tax authorities in which it was ordered to pay approximately 2.4 billion rubles (approximately ¥9.0 billion) as VAT, etc. for the period of January 2000 to December 2000. The taxed amount includes unpaid taxes (VAT, etc.), interest and additional taxes. M&S Corp. believes that the assessment from the Moscow tax authorities is based upon a misconception of general business practices and sued to invalidate the assessment. Although lower courts dismissed the claims of M&S Corp., the Russian Federation Higher Arbitration Court reversed the lower courts' judgments and remanded the case to the court of first instance in April 2006.

In February 2005, another Russian subsidiary of JT, OOO Petro ("Petro") received an assessment from the St. Petersburg tax authorities that ordered payment of approximately 420 million rubles (approximately ¥1.6 billion) as corporate tax, etc. and interest thereon from 2001. Petro believes the assessment to be groundless and has taken measures to demonstrate this fact in court. In February 2005, Petro challenged the assessment and, in September 2005, the court of first instance rendered judgment in favor of Petro. On appeal by the tax authorities, the court of appeals upheld the judgment of first instance in January 2006. Further, in April 2006, the cassation court also upheld the lower courts' judgments.

Although JT and its subsidiaries believe that they have valid defenses and claims in these pending cases, it is possible that the results of operations, cash flows of JT or the financial condition of JT could be materially affected by, among others, the ultimate outcome of certain pending litigation matters.

15. Other Income (Expenses)

(1) Gain on disposition of property, plant and equipment-net

For the year ended March 31, 2005, gain on disposition of property, plant and equipment-net included ¥42,868 million of gain on sale of beneficial interest in real estate trust to Frontier Real Estate Investment Corp. (FRI) with respect to six large commercial properties that JT owned. In order to facilitate asset portfolio reallocation by securitization of its own real estate property through a real estate investment trust structure, FRI was initially set up as a wholly-owned subsidiary of JT and Frontier REIT Management Inc., a newly established asset management subsidiary of JT, and was listed on the Tokyo Stock Exchange on August 9, 2004. At March 31, 2006, the Company holds seven per cent of FRI's equity interest and FRI is not included in the consolidation scope.

(2) Business restructuring costs

Business restructuring costs for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Additional Retirement Benefits (see Note 10)	¥ (29,688)	¥ (209,540)	¥ (8,557)	$ (73)
Accelerated depreciation charge	(9,393)	—	—	—
Loss on disposition of property, plant and equipment	—	(5,323)	(99)	(1)
Others-net	(1,738)	(9,985)	647	6
Total	¥ (40,819)	¥ (224,848)	¥ (8,009)	$ (68)

Additional retirement benefits relating to early retirements of employees incurred as discussed in Note 10.

Accelerated depreciation charges of ¥9,393 million for the year ended March 31, 2004 and loss on disposition of property, plant and equipment of ¥5,323 million for the year ended March 31, 2005, respectively, were recorded as a result of the reduction of the useful lives to the remaining period of use and intention of future disposition of certain tobacco manufacturing factories and other tobacco operation facilities which ceased their operations by March 31, 2005.

For the year ended March 31, 2006, "Others-net" in the Business restructuring costs includes the reversal of payables recognized due to the acceleration of planned retirement dates for employees on long-term leave who accepted the early retirement program implemented during the year ended March 31, 2005.

(3) Loss on impairment of long-lived assets
The Group reviewed its long-lived assets for impairment during the year ended March 31, 2006 and, as a result, recognized an impairment loss of ¥11,439 million ($97 million), which principally consists of ¥7,738 million ($66 million) on land and ¥3,452 million ($29 million) on buildings and structures, as other expense mainly for the company housings due to be discontinued which are mostly located in Tokyo metropolitan area.

Asset grouping is based on the smallest identifiable unit that generates cash flows that are largely independent of the cash flows from other assets.

During the second half of the year, land and buildings of company housings were finally assessed to be discontinued, resulting in the change of asset groups for impairment testing. Most of impairment losses were recognized on these company housings after judged and measured for impairment losses individually as a result of the asset group change.

The recoverable amounts of these assets were measured at its net realizable value determined mainly by real estate appraised values.

(4) Other – net
"Other – net" included in "Other Income (Expenses)" for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Financial support for domestic tobacco growers (see Note 14)	¥ (3,641)	¥ (1,099)	¥ (863)	$ (7)
Foreign exchange gain (loss)-net	(5,857)	1,026	(2,893)	(25)
Write-down of investment securities	(460)	(362)	(11)	(0)
Gain (loss) on sales of investment securities-net	(503)	1,112	879	7
Loss on discontinued businesses	(5,866)	—	—	—
Gain (loss) on partial termination of defined benefit plans (see Note 10)	9,870	—	(3,097)	(26)
Gain on disposition of marketing rights	—	2,533	—	—
One-time termination payment to domestic leaf tobacco growers	—	(4,228)	—	—
Others-net	(5,782)	(1,617)	(3,535)	(30)
Total	¥ (12,239)	¥ (2,635)	¥ (9,520)	$ (81)

The Company sold a hotel building and other property used by JT Tokushima Prince Hotel Inc., a subsidiary, on March 31, 2004. An accelerated depreciation charge on these properties of ¥4,795 million recognized at the time of agreement of the sale was included in loss on discontinued businesses for the year then ended.

At the Leaf Tobacco Deliberative Council meeting in August 2004, JT inquired about soliciting farm families that meet certain qualifications with respect to planting area sizes and farmers' ages to quit farming and it was approved by the council. As a result, JT paid ¥4,228 million to those tobacco growers who decided to quit farming in signing of farming contracts for the 2005 crop of leaf tobacco.

16. Segment Information

The Company's business is divided into the domestic tobacco, international tobacco, pharmaceutical, foods and other industry segments. The domestic tobacco segment consists of the manufacture and sale of tobacco products, primarily cigarettes, in Japan, including tobacco products sold at duty free shops in Japan, as well as at markets in China, Hong Kong and Macau, which are covered by the China Division. The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts wholesale etc. of foreign brand tobacco products purchased from foreign tobacco manufacturers through importers. The international tobacco segment consists of the manufacture and sale of cigarettes worldwide outside Japan and other markets covered by the domestic tobacco segment. The pharmaceutical segment is concerned with the development, manufacture and sale of prescription drugs. The foods segment involves the manufacture and sale of beverages and processed foods. Other segments include the real estate business, agribusiness (discontinued after July 2003), engineering business and other operations.

Effective with the year ended March 31, 2006, the former "Tobacco" segment is divided into "Domestic Tobacco" and "International Tobacco" segments, considering the importance of the tobacco business of a group led by JT International S.A., and the need for more appropriate disclosure of JT and its consolidated subsidiaries' business operations. With respect to the international tobacco business, the accounting period of consolidated overseas subsidiaries, mainly represented by JT International S.A., ends December 31, 2005 and the results for the twelve months ended December 31, 2005 are consolidated for the year ended March 31, 2006.

(1) Industry Segments

Information about the industry segments of the Company for the years ended March 31, 2005 and 2006 was as follows:

	Millions of yen							
	2005							
	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥3,491,488	¥792,705	¥ 57,676	¥265,380	¥ 57,265	¥4,664,514	¥ —	¥4,664,514
Intersegment sales	49,550	54,933	—	203	30,440	135,126	(135,126)	—
Total sales	3,541,038	847,638	57,676	265,583	87,705	4,799,640	(135,126)	4,664,514
Operating expenses	3,325,205	803,180	55,821	263,635	77,278	4,525,119	(133,976)	4,391,143
Operating income	¥ 215,833	¥ 44,458	¥ 1,855	¥ 1,948	¥ 10,427	¥ 274,521	¥ (1,150)	¥ 273,371
Assets	¥1,298,222	¥838,590	¥117,828	¥141,647	¥197,050	¥2,593,337	¥388,719	¥2,982,056
Depreciation and amortization other than goodwill	80,219	21,004	3,619	5,150	16,313	126,305	(443)	125,862
Amortization of goodwill (negative goodwill)	(21)	—	—	833	70	882	—	882
Capital expenditures	46,485	18,787	3,108	7,356	10,629	86,365	(1,256)	85,109

	Millions of yen							
	2006							
	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥3,405,281	¥881,188	¥ 49,257	¥278,378	¥ 23,553	¥4,637,657	¥ —	¥4,637,657
Intersegment sales	41,554	36,914	—	123	25,212	103,803	(103,803)	—
Total sales	3,446,835	918,102	49,257	278,501	48,765	4,741,460	(103,803)	4,637,657
Operating expenses	3,226,740	847,071	54,314	272,176	40,092	4,440,393	(109,682)	4,330,711
Operating income (loss)	¥ 220,095	¥ 71,031	¥ (5,057)	¥ 6,325	¥ 8,673	¥ 301,067	¥ 5,879	¥ 306,946
Assets	¥1,131,751	¥994,834	¥117,903	¥141,477	¥194,401	¥2,580,366	¥ 457,013	¥3,037,379
Depreciation and amortization other than goodwill	84,570	23,062	3,254	5,042	13,467	129,395	(4,540)	124,855
Impairment Loss	991	184	—	70	—	1,245	10,194	11,439
Amortization of goodwill	1,088	—	—	502	—	1,590	—	1,590
Capital expenditures	75,028	24,995	2,107	4,576	19,318	126,024	(27,097)	98,927

	Millions of U.S. dollars							
	2006							
	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	$ 28,989	$ 7,502	$ 419	$ 2,370	$ 200	$ 39,480	$ —	$ 39,480
Intersegment sales	354	314	—	1	215	884	(884)	—
Total sales	29,343	7,816	419	2,371	415	40,364	(884)	39,480
Operating expenses	27,469	7,211	462	2,317	341	37,800	(933)	36,867
Operating income (loss)	$ 1,874	$ 605	$ (43)	$ 54	$ 74	$ 2,564	$ 49	$ 2,613
Assets	$ 9,634	$ 8,469	$ 1,004	$ 1,204	$ 1,655	$ 21,966	$ 3,891	$ 25,857
Depreciation and amortization other than goodwill	720	196	28	43	115	1,102	(39)	1,063
Impairment Loss	8	2	—	1	—	11	86	97
Amortization of goodwill	10	—	—	4	—	14	—	14
Capital expenditures	639	213	18	39	164	1,073	(231)	842

Effective the year ended March 31, 2006, a part of goodwill recognized by overseas consolidated subsidiaries, represented by JT International S.A., is included in Domestic Tobacco segment, not of Tobacco segment as previously reported. Such change is to reflect the fact that JT, during the period ended March 31, 2006, started the import, manufacturing and sales of overseas consolidated subsidiaries' products for the Japanese market. Intersegment goodwill acquisition by the Company is included in capital expenditure of Domestic Tobacco segment, and is eliminated in Elimination/Corporate.

The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts distribution-related operations such as sales and distribution of foreign brand tobacco products purchased from foreign tobacco manufacturers. Net sales of such imported tobacco products via TS Network Co., Ltd. for the year ended March 31, 2005 and 2006 were ¥947,522 million and ¥1,160,744 million ($9,881 million), respectively.

Information about the industry segments of the Company on the former segmentation basis for the years ended March 31, 2004 and 2005 was as follows:

	Millions of yen						
	2004						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 4,236,920	¥ 51,242	¥ 250,138	¥ 86,851	¥ 4,625,151	¥ —	¥ 4,625,151
Intersegment sales	6,286	—	338	37,281	43,905	(43,905)	—
Total sales	4,243,206	51,242	250,476	124,132	4,669,056	(43,905)	4,625,151
Operating expenses	4,004,797	64,082	255,327	112,156	4,436,362	(45,245)	4,391,117
Operating income (loss)	¥ 238,409	¥ (12,840)	¥ (4,851)	¥ 11,976	¥ 232,694	¥ 1,340	¥ 234,034
Assets	¥ 2,122,261	¥ 114,315	¥ 141,430	¥ 250,268	¥ 2,628,274	¥ 400,810	¥ 3,029,084
Depreciation and amortization other than goodwill	104,754	3,828	6,252	19,010	133,844	(616)	133,228
Amortization of goodwill (negative goodwill)	—	4,586	1,899	(312)	6,173	—	6,173
Capital expenditures	60,558	2,612	9,143	18,077	90,390	480	90,870

	Millions of yen						
	2005						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 4,284,193	¥ 57,676	¥ 265,380	¥ 57,265	¥ 4,664,514	¥ —	¥ 4,664,514
Intersegment sales	4,857	—	203	30,440	35,500	(35,500)	—
Total sales	4,289,050	57,676	265,583	87,705	4,700,014	(35,500)	4,664,514
Operating expenses	4,029,385	55,821	263,635	77,278	4,426,119	(34,976)	4,391,143
Operating income	¥ 259,665	¥ 1,855	¥ 1,948	¥ 10,427	¥ 273,895	¥ (524)	¥ 273,371
Assets	¥ 2,112,881	¥ 117,828	¥ 141,647	¥ 197,050	¥ 2,569,406	¥ 412,650	¥ 2,982,056
Depreciation and amortization other than goodwill	101,223	3,619	5,150	16,313	126,305	(443)	125,862
Amortization of goodwill (negative goodwill)	(21)	—	833	70	882	—	882
Capital expenditures	65,272	3,108	7,356	10,629	86,365	(1,256)	85,109

Operating expenses represent the aggregate amount of the cost of sales and selling, general and administrative expenses. Capital expenditures include long-term prepaid expenses and expensed amounts of the long-term prepaid expenses are included in depreciation and amortization other than goodwill. Depreciation and amortization other than goodwill presented herein does not include accelerated depreciation of property, plant and equipment recorded for the year ended March 31, 2004 (Note 15).

As described in Note 3 o) Accounting Change (1) Change in accounting policies, the Company recognized a liability for certain obligations for annuity payments of the government-sponsored defined benefit pension plans as of April 1, 2003. As a result of this change, operating income of the tobacco segment for the year ended March 31, 2004 increased by ¥15,581 million as compared to the previous method.

(2) *Geographical Segments*

The geographical segments of the Company for the years ended March 31, 2004, 2005 and 2006 were summarized as follows:

	Millions of yen					
	2004					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,844,100	¥ 308,613	¥ 472,438	¥ 4,625,151	¥ —	¥ 4,625,151
Intersegment sales	53,813	139,463	18,977	212,253	(212,253)	—
Total sales	3,897,913	448,076	491,415	4,837,404	(212,253)	4,625,151
Operating expenses	3,702,827	469,062	433,826	4,605,715	(214,598)	4,391,117
Operating income (loss)	¥ 195,086	¥ (20,986)	¥ 57,589	¥ 231,689	¥ 2,345	¥ 234,034
Assets	¥ 1,750,804	¥ 634,438	¥ 195,984	¥ 2,581,226	¥ 447,858	¥ 3,029,084

	Millions of yen					
	2005					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥3,823,102	¥317,273	¥524,139	¥4,664,514	¥ —	¥4,664,514
Intersegment sales	54,785	137,406	14,563	206,754	(206,754)	—
Total sales	3,877,887	454,679	538,702	4,871,268	(206,754)	4,664,514
Operating expenses	3,649,540	458,052	490,006	4,597,598	(206,455)	4,391,143
Operating income (loss)	¥ 228,347	¥ (3,373)	¥ 48,696	¥ 273,670	¥ (299)	¥ 273,371
Assets	¥1,630,225	¥664,106	¥211,362	¥2,505,693	¥ 476,363	¥2,982,056

	Millions of yen					
	2006					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥3,709,964	¥338,606	¥589,087	¥4,637,657	¥ —	¥4,637,657
Intersegment sales	42,368	153,514	18,943	214,825	(214,825)	—
Total sales	3,752,332	492,120	608,030	4,852,482	(214,825)	4,637,657
Operating expenses	3,524,195	492,967	535,165	4,552,327	(221,616)	4,330,711
Operating income (loss)	¥ 228,137	¥ (847)	¥ 72,865	¥ 300,155	¥ 6,791	¥ 306,946
Assets	¥1,446,958	¥760,456	¥276,327	¥2,483,741	¥553,638	¥3,037,379

	Millions of U.S. dollars					
	2006					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	$31,582	$2,883	$5,015	$39,480	$ —	$39,480
Intersegment sales	361	1,306	161	1,828	(1,828)	—
Total sales	31,943	4,189	5,176	41,308	(1,828)	39,480
Operating expenses	30,001	4,196	4,556	38,753	(1,886)	36,867
Operating income (loss)	$ 1,942	$ (7)	$ 620	$2,555	$ 58	$ 2,613
Assets	$12,318	$6,474	$2,352	$21,144	$ 4,713	$25,857

"Western Europe" includes Switzerland, France and Germany while "Others" includes Canada, Russia and Malaysia. Operating expenses represent the aggregate amount of the cost of sales and selling, general and administrative expenses.

As described in Note 3 o) Accounting Change (1) Change in accounting policies, the Company recognized a liability for certain obligations for annuity payments of the government-sponsored defined benefit pension plans as of April 1, 2003. As a result of this change, operating income of the Japan segment for the year ended March 31, 2004 increased by ¥15,581 million as compared to the previous method.

(3) Sales to Foreign Customers

Sales to foreign customers for the years ended March 31, 2004, 2005 and 2006 amounted to ¥789,350 million, ¥855,658 million and ¥935,198 million ($7,961 million), respectively.

17. Derivatives

JT and certain consolidated subsidiaries use derivative financial instruments ("derivatives"), including foreign currency forward contracts, currency options and currency swaps to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. JT and certain consolidated subsidiaries also entered into interest rate swaps as a means of managing their interest rate exposure.

Derivatives are subject to market risk and credit risk. Market risk is the exposure created by potential fluctuations in market conditions, including interest or foreign exchange rates. Credit risk is the possibility that a loss may result from a counterparty's failure to perform according to the terms and conditions of the contract.

JT and these consolidated subsidiaries do not hold or issue derivatives for trading purposes. The main objective of using derivatives is to hedge the Company's exposure to interest rate risks associated with certain future interest receipts on debt securities, certain interest payments on borrowings and bonds and forecasted foreign currency denominated transactions, such as payments for purchase of imported leaf tobacco.

The effectiveness of the hedging instruments is assessed in accordance with the Risk Management Policy and Practice Manual for financial instruments of JT and these consolidated subsidiaries by comparing the accumulated amount of changes in hedging instruments with hedged items. Hedging instruments and hedged items are summarized as follows:

Hedging instruments	Hedged items
Foreign currency forward contracts	Forecasted foreign currency transactions
Currency options	Forecasted foreign currency transactions
Currency swaps	Foreign currency-denominated bonds
Interest rate swaps	Borrowings and Japanese yen bonds

Because the counterparties to such derivatives are limited to major international financial institutions, the Company does not anticipate any losses arising from credit risk.

The Company had the following derivatives contracts that do not qualify for hedge accounting and are outstanding at March 31, 2004, 2005 and 2006:

	Millions of yen								
	2004			2005			2006		
	Contract/ Notional Amount	Fair Value	Gain (Loss)	Contract/ Notional Amount	Fair Value	Gain (Loss)	Contract/ Notional Amount	Fair Value	Gain (Loss)
Foreign currency forward contracts:									
Buying	¥11,157	¥12,132	¥ 975	¥21,543	¥23,296	¥ 1,753	¥12,621	¥12,330	¥(291)
Selling	10,992	11,883	(891)	12,048	12,116	(68)	43,234	43,663	(429)
Currency options:									
Buying	111,286	219	219	—	—	—	24,201	212	212
Total			¥ 303			¥ 1,685			¥(508)

	Millions of U.S. dollars		
	2006		
	Contract/ Notional Amount	Fair Value	Gain (Loss)
Foreign currency forward contracts:			
Buying	$ 107	$ 105	$ (2)
Selling	368	372	(4)
Currency options:			
Buying	206	2	2
Total			$ (4)

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Company's exposure to credit or market risks.

18. Subsequent Events

(1) Stock Split

The board of directors of JT decided the stock split of the company's shares at the board of directors meeting held on February 27, 2006. Details of the stock split are as follows:

1. Each share of common stock will be split into five shares on April 1, 2006.
   (1) Number of shares to be increased by the stock split: 8,000,000
   (2) Method of stock split:
   Each share of common stock held by shareholders listed or recorded on the final register of shareholders and the final register of beneficial shareholders as of March 31,2006 will be split into five shares.
2. Effective date: April 1, 2006

The shareholder's equity and net income per share and the weighted-average number of common shares outstanding for the years ended March 2004, 2005 and 2006 are as follows, on the assumption that this stock split took place at the beginning of each fiscal year:

	Yen			U.S. dollars
Years ended March 31,	2004	2005	2006	2006
The shareholders' equity per share	¥ 154,303	¥ 156,363	¥ 183,956	$ 1,566
Net income (loss) per share	¥ (793)	¥ 6,418	¥ 21,017	$ 179
The weighted-average number of common shares outstanding	9,885,500	9,714,505	9,580,080	

Note: There's no disclosure for the diluted net income per share, as no such securities causing dilution exist.

(2) Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2006 were approved at the general shareholders' meeting of JT held on June 23, 2006:

	Millions of yen	Millions of U.S. dollars
Year-end cash dividends, ¥9,000 ($77) per share	¥ 17,244	$ 147
Bonuses to directors and corporate auditors	119	1
Total	¥ 17,363	$ 148

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building 4-13-23,
Shibaura, Minato-ku,
Tokyo 108-8530, Japan
Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.deloitte.com/jp

To the Board of Directors of
Japan Tobacco Inc.:

We have audited the accompanying consolidated balance sheets of Japan Tobacco Inc. ("JT") and consolidated subsidiaries (the "Company") as of March 31, 2005 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 3 to the consolidated financial statements, effective from April 1, 2003, the Company changed its method of accounting for certain obligations for annuity payments of the government sponsored defined benefit pension plans.

As discussed in Note 14 to the consolidated financial statements, JTI-Macdonald Corp. ("JTI-MC"), JT's Canadian subsidiary, received a Notice of Assessment from the Quebec Ministry of Revenue on August 11, 2004, demanding payment of approximately Canadian dollar 1.36 billion (approximately ¥114.6 billion). JTI-MC filed an application of "Companies' Creditors Arrangement Act ("CCAA") to the Ontario Superior Court of Justice, and the filing of CCAA makes it possible for JTI-MC to continue business operations with its assets safeguarded.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Tokyo, Japan
June 23, 2006

Fact Sheets

Note: This "Fact Sheet" has been prepared in accordance with disclosure rules in Japan.

Financial Data

Net Sales Including Taxes



(Billions of Yen)
5,000
4,000
3,000
2,000
1,000
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Total	3,697.4	3,596.9	3,876.5	4,371.2	4,501.7	4,544.1	4,492.2	4,625.1	4,664.5	4,637.6
Tobacco Business			3,616.7	4,024.4	4,140.2	4,178.0	4,134.4	4,236.9		
Domestic									3,491.4	3,405.2
International									792.7	881.1
Pharmaceutical Business			23.7	67.7	66.4	61.8	53.9	51.2	57.6	49.2
Foods Business			150.7	195.0	210.3	221.1	232.4	250.1	265.3	278.3
Other Business			85.3	83.9	84.6	83.0	71.4	86.8	57.2	23.5

Net Sales Excluding Taxes



(Billions of Yen)
2,500
2,000
1,500
1,000
500
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Total	1,500.9	1,508.2	1,655.1	1,881.0	1,996.6	2,041.9	2,007.5	2,019.8	2,013.9	2,008.7
Tobacco Business			1,395.4	1,534.3	1,635.2	1,675.8	1,649.7	1,631.5		
Domestic									1,203.8	1,173.2
International									429.7	484.3
Pharmaceutical Business			23.7	67.7	66.4	61.8	53.9	51.2	57.6	49.2
Foods Business			150.7	195.0	210.3	221.1	232.4	250.1	265.3	278.3
Other Business			85.3	83.9	84.6	83.0	71.4	86.8	57.2	23.5

SG&A Expenses



(Billions of Yen)
800
600
400
200
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ SG&A	459.4	496.6	558.2	712.6	790.5	781.5	733.9	707.1	677.4	596.6
Personnel*	143.9	148.4	158.7	207.2	220.6	222.7	209.7	205.3	183.9	150.8
Advertising and general publicity	23.3	31.1	31.5	36.9	48.3	40.2	35.7	35.4	27.4	23.9
Sales promotion	70.8	77.6	109.7	134.5	162.5	155.2	142.0	141.7	140.1	142.1
R&D	36.0	37.7	37.1	47.5	47.0	52.6	44.5	42.1	40.4	37.5
Depreciation	15.0	14.7	16.6	51.2	58.9	59.5	56.7	56.7	54.2	53.4

*Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

R&D Expenses



(Billions of Yen)
60
50
40
30
20
10
0
'00 '01 '02 '03 '04 '05 '06

Years ended March 31	2000	2001	2002	2003	2004	2005	2006
☐ R&D*	47.5	47.0	52.7	44.5	42.2	40.5	37.5
Tobacco Business	15.7	13.7	14.5	14.8	16.6	18.2	
Domestic							15.1
International							0.9
Pharmaceutical Business	28.9	30.5	35.4	27.1	23.7	20.5	19.9
Foods Business	0.9	0.7	0.7	1.2	1.0	1.0	0.8
Other Business	1.8	1.1	0.7	0.6	0.1	0.0	—

*R&D expense in FY2000-2005 includes expenses posted as manufacturing cost.

EBITDA

(Billions of Yen)


500
400
300
200
100
0
'00 '01 '02 '03 '04 '05 '06

Years ended March 31	2000	2001	2002	2003	2004	2005	2006
☐ EBITDA*	315.1	312.0	334.1	337.2	373.4	400.1	433.3
Tobacco Business	299.4	296.3	320.9	321.4	343.1		
Domestic						296.0	305.7
International						65.4	94.0
Pharmaceutical Business	(0.7)	(3.1)	(8.5)	(5.1)	(4.4)	5.4	(1.8)
Foods Business	(0.4)	(2.6)	2.2	0.5	3.3	7.9	11.8
Other Business	16.0	20.0	19.6	19.6	30.6	26.8	22.1

*EBITDA = operating income + depreciation and amortization
Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

Operating Income

(Billions of Yen)


400
300
200
100
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Operating Income	156.2	129.5	168.8	153.9	139.9	163.8	188.9	234.0	273.3	306.9
Tobacco Business			193.8	181.5	165.9	192.1	213.3	238.4		
Domestic									215.8	220.0
International									44.4	71.0
Pharmaceutical Business			(12.6)	(11.4)	(12.8)	(18.9)	(13.8)	(12.8)	1.8	(5.0)
Foods Business			(8.6)	(14.5)	(17.3)	(11.8)	(13.1)	(4.8)	1.9	6.3
Other Business			(2.6)	(1.7)	3.4	1.7	0.9	11.9	10.4	8.6

Non-Operating Income and Expenses

(Billions of Yen)


0
(5)
(10)
(15)
(20)
(25)
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Non-Operating Income and Expenses	(14.5)	(14.3)	(3.6)	(14.3)	(7.8)	(7.1)	(15.7)	(20.4)	(3.1)	(9.1)
Non-Operating Income	10.3	14.6	15.9	22.6	15.1	11.2	9.3	10.3	15.9	12.6
Financial income	6.9	8.8	9.9	7.5	6.5	4.7	3.7	3.2	3.3	5.9
Non-Operating Expenses	24.9	29.0	19.5	37.0	23.0	18.3	25.0	30.7	19.0	21.7
Financial expense	6.1	4.9	4.6	15.9	12.4	10.2	8.7	8.1	5.1	5.7

*1 Financial income is the sum of interest income, interest on marketable securities, interest on investment securities, dividend income, profit on redemption of securities, etc.
*2 Financial expense is the sum of interest expense, bond interest paid, loss of redemption of securities, etc.

Recurring Profit

(Billions of Yen)


300
250
200
150
100
50
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Recurring profit	141.7	115.1	165.2	139.5	132.0	156.6	173.2	213.5	270.2	297.8

Extraordinary Profit and Loss



(Billions of Yen)
50
0
(50)
(100)
(150)
(200)
(250)
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
□ Extraordinary Profit and Loss	0.1	(5.0)	(5.0)	(12.0)	(12.3)	(58.4)	(30.7)	(221.2)	(168.9)	3.1
Extraordinary Profit	12.5	3.8	6.2	16.8	20.7	30.0	18.3	29.3	79.2	65.4
Gain on sale of property, plant and equipment	5.0	2.5	4.5	8.0	16.3	28.2	15.4	17.2	73.3	60.0
Extraordinary Loss	12.4	8.8	11.3	28.8	33.0	88.5	49.0	250.5	248.2	62.3
Loss on sale of property, plant and equipment	0.2	0.1	0.1	2.9	1.6	2.2	2.6	4.8	2.2	24.8
Loss on disposal of property, plant and equipment	10.6	8.1	9.2	11.9	13.3	9.3	9.8	10.8	13.6	12.2
Business restructuring costs	—	—	—	—	—	13.4	11.4	40.8	224.8	8.0
Impairment loss	—	—	—	—	—	—	—	—	0.1	11.4

*Extraordinary loss in FY2004 includes ¥185 billion of one-time loss on recognition of obligations under Public Official Mutual Assistance Association Law.

Net Income (Loss)



(Billions of Yen)
220
200
80
60
40
20
0
(20)
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
□ Net Income (Loss)	80.1	58.0	74.6	50.7	43.6	36.8	75.3	(7.6)	62.5	201.5

Earnings per Share (EPS)



(Yen)
120,000
100,000
40,000
20,000
0
(20,000)
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
□ EPS	40,098	29,010	37,316	25,395	21,843	18,425	37,527	(3,966)	32,089	105,084

Return on Equity (ROE)



(%)
14
12
10
8
6
4
2
0
(2)
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
— ROE	6.3	4.4	5.4	3.5	2.9	2.4	4.7	(0.5)	4.2	12.4

Return on Assets (ROA)



(%)
12
10
8
6
4
2
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
— ROA	7.8	6.6	8.3	6.1	4.7	5.4	6.4	7.9	9.2	10.4

*Business Income = Operating Income + Financial Income

Free Cash Flow (FCF)



(Billions of Yen)
400
300
200
100
0
(700)
(800)
'00 '01 '02 '03 '04 '05 '06

Years ended March 31	2000	2001	2002	2003	2004	2005	2006
□ FCF	(786.4)	307.3	31.4	170.3	269.1	269.4	145.5

*FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:
From "cash flow from operating activities": Dividends received / interest received and its tax effect / interest paid and its tax effect
From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)

Capital Expenditure (CAPEX)



(Billions of Yen)
500
400
200
100
0
'99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006
□ Capital Expenditure	82.0	442.8	114.8	96.5	109.1	90.8	85.1	98.9
Tobacco Business	57.6	401.1	77.3	70.0	60.9	60.5		
Domestic							46.4	75.0
International							18.7	24.9
Pharmaceutical Business	1.7	3.8	3.6	2.2	1.1	2.6	3.1	2.1
Foods Business	4.7	14.5	4.2	6.9	7.2	9.1	7.3	4.5
Other Business	17.8	23.2	29.2	18.1	38.8	18.0	10.6	19.3

*1 CAPEX in FY1999–2000 = Tangible Assets + Intangible Assets
*2 CAPEX in FY2001–2006 = Tangible Assets + Intangible Assets + Long-Term Prepaid Expenses
*3 CAPEX in FY2000 includes Intangible Assets of ¥323 billion related to the RJRI acquisition.

Depreciation & Amortization



(Billions of Yen)
200
150
100
50
0
'99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006
□ Depreciation & Amortization	88.6	138.8	172.0	170.3	148.3	139.4	126.7	126.4
Tobacco Business	63.8	110.1	130.3	128.8	108.0	104.7		
Domestic							80.2	84.5
International							21.0	23.0
Pharmaceutical Business	3.4	4.9	9.7	10.4	8.7	8.4	3.6	3.2
Foods Business	3.7	6.0	14.7	14.1	13.7	8.1	5.9	5.0
Other Business	17.0	17.1	16.6	17.8	18.7	18.6	16.3	13.4

*1 Depreciation & Amortization in FY1999-2000 = Depreciation of Tangible Fixed Assets + Amortization of Intangible Fixed Assets
*2 Depreciation & Amortization in FY2001–2006 = Depreciation of Tangible Fixed Assets + Amortization of Intangible Fixed Assets + Amortization of Long-Term Prepaid Expenses + Amortization of Goodwill

Total Assets



(Billions of Yen)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

As of March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Total assets	2,108.5	2,058.6	2,228.5	3,095.2	3,188.2	3,063.0	2,957.6	3,029.0	2,982.0	3,037.3
Tobacco Business			1,634.9	2,346.7	2,452.7	2,309.5	2,153.0	2,122.2		
Domestic									1,298.2	1,131.7
International									838.5	994.8
Pharmaceutical Business			121.1	126.6	129.9	125.2	114.7	114.3	117.8	117.9
Foods Business			92.6	126.9	133.8	133.2	135.3	141.4	141.6	141.4
Other Business			175.0	195.5	198.1	190.1	236.5	250.2	197.0	194.4

Shareholders' Equity and Equity Ratio



(Billions of Yen)
(%)
2,000
80
1,500
70
1,000
60
500
50
0
40
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

As of March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Shareholders' Equity	1,310.9	1,355.6	1,415.9	1,526.5	1,513.8	1,613.1	1,622.6	1,507.9	1,498.2	1,762.5
— Equity Ratio	62.2	65.9	63.5	49.3	47.5	52.7	54.9	49.8	50.2	58.0

Book Value per Share (BPS)



(Yen)
1,000,000
800,000
600,000
400,000
200,000
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

As of March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ BPS	655,493	677,833	707,998	763,291	756,922	806,552	811,204	771,516	781,813	919,780

Liquidity and Interest-Bearing Debt



(Billions of Yen)
1,000
800
600
400
200
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

As of March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Liquidity	755.4	713.8	806.2	496.8	645.7	550.7	623.5	798.4	863.6	979.6
☐ Interest-Bearing Debt	134.3	115.7	123.3	660.5	606.0	511.7	424.4	381.2	230.7	216.6

*1 Liquidity=Cash and deposits + Marketable securities + Commercial Paper received under repurchase agreement

*2 Interest-Bearing Debt=Short-Term Debt (includes current portion of Bonds and current portion of Long-Term Dept) + Bonds + Long-Term Debt

Debt / Equity Ratio



(Times)
0.5
0.4
0.3
0.2
0.1
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

As of March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
— Debt / Equity Ratio*	0.10	0.09	0.09	0.43	0.40	0.32	0.26	0.25	0.15	0.12

*Debt to Equity Ratio = Interest-bearing debt / Shareholder's equity

Interest Coverage Ratio



(Times)
60
40
20
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
— Interest coverage ratio*	26.7	28.2	38.8	10.2	11.8	16.5	22.1	29.3	54.2	54.9

*Interest coverage ratio = (Operating Income + Financial Income) / Financial Expense

Annual Dividends per Share



(Yen)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Annual dividends per share	7,000	7,000	7,000	8,000	8,000	8,000	10,000	10,000	13,000	16,000

Dividend Payout Ratio on a Consolidated Basis



(%)
100
50
0
(200)
(300)
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
— Dividend Payout Ratio	17.5	24.1	18.8	31.5	36.6	43.4	26.6	(252.1)	40.5	15.2

JT Sales Volume and JT Share


(Billions of Cigarettes)
(%)
350
300
250
200
150
100
50
0
100
90
80
70
60
50
40
30
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Total Domestic Market*	348.3	328.0	336.6	332.2	324.5	319.3	312.6	299.4	292.6	285.2
☐ JT Sales Volume	270.6	254.5	257.5	250.1	243.1	237.2	229.0	218.3	213.2	189.4
— JT Share	77.7	77.6	76.5	75.3	74.9	74.3	73.3	72.9	72.9	66.4

*Source: Tobacco Institute of Japan

Sales Volume of China Division and Domestic Duty-Free


(Billions of Cigarettes)
8
6
4
2
0
'02 '03 '04 '05 '06

Years ended March 31	2002	2003	2004	2005	2006
☐ Sales Volume	5.8	6.0	5.4	5.1	3.2

*China Division covers China, Hong Kong, and Macau markets.

Market Share by JT Brand Family


(%)
80
60
40
20
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Mild Seven	35.8	34.8	34.8	34.5	34.0	33.2	32.5	32.6	32.9	32.2
☐ Caster	9.3	9.2	8.7	8.3	8.0	7.8	7.5	7.1	6.6	6.3
☐ Seven Stars	8.2	7.9	7.8	7.8	7.7	8.2	8.3	8.4	8.3	8.7
☐ Cabin	6.0	6.3	5.9	5.3	5.0	4.7	4.4	4.1	4.2	4.0
☐ Peace	3.1	3.3	3.3	3.2	3.1	3.0	3.0	3.0	2.9	2.9
☐ Hope	2.2	2.3	2.2	2.1	2.1	2.1	2.0	2.0	2.1	2.1
☐ Frontier	3.4	3.6	3.3	3.1	2.9	2.8	2.6	2.2	1.9	1.7
☐ Other Brands	9.7	10.2	10.5	11.0	12.1	12.5	13.0	13.5	14.0	8.5

Top 20 Selling Products in Japan by Market Share (Year ended March 31, 2006)

	Product	Manufacturer	Share (%)
1	MILD SEVEN SUPER LIGHTS	JT	7.7
2	MILD SEVEN LIGHTS	JT	7.3
3	MILD SEVEN	JT	6.0
4	SEVEN STARS	JT	5.4
5	MILD SEVEN EXTRA LIGHTS	JT	3.5
6	MARLBORO LIGHTS MENTHOL BOX	PM	3.4
7	CASTER MILD	JT	2.9
8	MILD SEVEN ONE 100's BOX	JT	2.5
9	CABIN MILD BOX	JT	1.9
10	LARK MILDS KS BOX	PM	1.9
11	PIANISSIMO ONE	JT	1.6
12	MARLBORO LIGHTS BOX	PM	1.6
13	MARLBORO BOX	PM	1.5
14	KENT ULTRA 1 100's BOX	BAT	1.5
15	SEVEN STARS BOX	JT	1.4
16	HOPE (10)	JT	1.4
17	MILD SEVEN ONE	JT	1.3
18	FRONTIER LIGHTS BOX	JT	1.3
19	MILD SEVEN ONE BOX	JT	1.2
20	CASTER ONE 100's BOX	JT	1.1

*PM = Philip Morris, BAT = British American Tobacco
Source: Tobacco Institute of Japan

Market Share by Tar Level and Market Share of Menthol Products

□ Market Share by Tar Level (Market Share in top 100 sales products)



(%)
100
80
60
40
20
0
'00
'01
'02
'03
'04
'05
'06

Years ended March 31	2000	2001	2002	2003	2004	2005	2006
□ 1 mg	11.7	12.9	14.0	14.6	16.1	18.4	19.7
□ 2-3 mg	7.9	8.1	7.9	7.5	6.6	6.7	7.9
□ 4-6 mg	25.9	24.8	24.0	23.8	23.5	23.1	23.1
□ 7-13 mg	40.8	40.8	40.8	40.9	40.3	39.8	37.7
□ 14 mg or Higher	13.7	13.4	13.4	13.3	13.4	12.1	11.7

Source: Tobacco Institute of Japan

□ Market Share by Tar Level (JT Products)



(%)
80
60
40
20
0
'00
'01
'02
'03
'04
'05
'06

Years ended March 31	2000	2001	2002	2003	2004	2005	2006
□ 1 mg	5.3	5.8	6.0	6.1	7.2	8.5	11.7
□ 2-3 mg	5.6	5.8	5.8	5.9	5.4	5.9	6.6
□ 4-6 mg	18.7	18.6	17.9	17.3	17.0	16.5	14.5
□ 7-13 mg	32.7	32.2	32.0	31.6	30.9	30.0	22.0
□ 14 mg or Higher	13.0	12.6	12.5	12.5	12.4	12.0	11.6

☐ Menthol Products



(%)
20
15
10
5
0
'00 '01 '02 '03 '04 '05 '06

Years ended March 31	2000	2001	2002	2003	2004	2005	2006
— Menthol Products (*1,2)	8.6	10.0	11.3	12.7	14.0	16.4	18.7
— Menthol JT Products (*2)	4.6	5.5	6.4	6.8	7.6	8.9	7.0

*1 Market Share in top 100 sales products Source: Tobacco Institute of Japan
*2 As menthol products comprise products of varying tar levels, the market share for menthol products overlaps with the market shares provided by tar level.

D-spec Products and Products Priced at ¥300 or more per pack



(%)
12
10
8
6
4
2
0
'03 '04 '05 '06

Years ended March 31	2003	2004	2005	2006
— D-spec Products*	0.01	0.38	0.93	1.72
-- JT Products Priced at ¥300 or more per pack	10.2	11.1	11.8	6.3

*D-spec products, reduced odor segment products (known as "Less Smoke Smell" products abroad), incorporate the company's odor-reducing technology in response to customer demands for a reduction in the unpleasant smell of smoke.

JT Net Sales Excluding Taxes per Thousand Cigarettes



(Yen)
4,000
3,900
3,800
3,700
3,600
3,500
'99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006
— JT Net Sales Excluding Taxes Per Thousand Cigarettes	3,790	3,822	3,840	3,850	3,856	3,908	3,941	3,864

*JT Net sales excluding taxes thousand cigarettes = (retail price sales - retailer margins - consumption tax - national tobacco excise tax - local tobacco excise tax - national tobacco special excise tax) / sales volume X 1,000

Composition of JT Products by Price Range



(%)
100
80
60
40
20
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Products priced at ¥280 or more per pack (*1)	33.9	36.9	37.2	36.5	37.7	38.2	38.4	42.6	44.8	40.2
Products priced at ¥300 or more per pack							12.1	14.7	16.1	9.5
Products priced at ¥290 per pack							3.8	1.0	0.0	0.0
Products priced at ¥280 per pack							22.5	26.9	28.7	30.7
☐ Products priced at ¥270 or less per pack (*2)	66.1	63.1	62.8	63.5	62.3	61.8	61.6	57.4	55.1	59.8

*1 ~ Nov. 98: ¥240 or more, Dec. 98 ~ Jun. 03: ¥260 or more
*2 ~ Mar. 97: ¥220 or less, Apr. 97 ~ Nov. 98: ¥230 or less, Dec. 98 ~ Jun. 03: ¥250 or less

New Product Launches and Sales Area Expansion

Year ended March 31, 2004 (14 products) *(D-spec: two products, Menthol: six products, Tar 1mg: one product, Products at ¥300 or more per pack: nine products)*

Date	Product	D-spec	Menthol	Tar (mg)	Nicotine (mg)	Price: Prior to June 30, 2006	Price: After July 1, 2006	Sales Region
May-03	HOPE MENTHOL		○	8	0.6	¥140*	¥150	Aichi → (Jan-04) Aichi, Tokyo, Osaka → (May-04) Nationwide
Aug-03	ALPHABET H			10	0.8	¥300		Fukuoka → Discontinued
Aug-03	ALPHABET R			7	0.6	¥300		Fukuoka → Discontinued
Aug-03	ALPHABET C		○	7	0.5	¥300		Fukuoka → Discontinued
Aug-03	CABIN MILD MENTHOL BOX		○	7	0.6	¥280	¥300	Miyagi → (May-04) Nationwide
Sep-03	CASTER SUPER MILD			3	0.3	¥270	¥290	Hiroshima → (Aug-04) Nationwide
Nov-03	MILD SEVEN PRIME SUPER LIGHTS BOX	○		6	0.4	¥300	¥320	Tokyo → (Mar-04) Nationwide
Jan-04	MILD SEVEN ONE MENTHOL BOX		○	1	0.1	¥270	¥300	Eastern Japan (incl. Kinki region), Okinawa → (Apr-04) Nationwide
Jan-04	BITTER VALLEY			8	1.0	¥300		Hiroshima, Shimane, Yamaguchi → Discontinued
Jan-04	FUJI RENAISSANCE			6	0.7	¥300		Okayama, Tottori, Shikoku Region → Discontinued
Jan-04	FUJI RENAISSANCE 100's			6	0.7	¥300	¥320	Kumamoto, Oita → (Jun-04) Kumamoto, Oita, Okayama, Tottori, Kagawa, Ehime, Tokushima, Kochi → (Aug-06) To be discontinued
Jan-04	HI-LITE MENTHOL		○	10	0.7	¥270	¥290	Fukuoka, Saga, Nagasaki → (Sep-04) Tokyo → (Oct-04) Nationwide
Jan-04	BB SLUGGER			12	1.1	¥300		Miyazaki, Kagoshima → Discontinued
Mar-04	MILD SEVEN PRIME MENTHOL LIGHTS BOX	○	○	6	0.4	¥300	¥320	Tokyo → (Sep-04) Nationwide

* Launch price is ¥130

Years ended March 31, 2005 (18 products) *(D-spec: five products, Menthol: six products, Tar 1mg: three products, Products at ¥300 or more per pack: fourteen products)*

Date	Product	D-spec	Menthol	Tar (mg)	Nicotine (mg)	Price: Prior to June 30, 2006	Price: After July 1, 2006	Sales Region
Jul-04	HOPE SUPER LIGHTS			6	0.5	¥140	¥150	Hokkaido → (Apr-05) Nationwide
Jul-04	GOLDEN BAT BOX			8	0.6	¥300		Miyagi → Discontinued
Jul-04	GOLDEN BAT MENTHOL BOX		○	8	0.6	¥300		Miyagi → Discontinued
Jul-04	ALPHABET H SIDE SLIDE BOX			10	0.8	¥300	¥320	Tokyo → (Feb-05) Tokyo, Kanagawa, Chiba, Saitama, Fukuoka
Jul-04	ALPHABET R SIDE SLIDE BOX			7	0.6	¥300	¥320	Tokyo → (Feb-05) Tokyo, Kanagawa, Chiba, Saitama, Fukuoka
Jul-04	ALPHABET C SIDE SLIDE BOX		○	7	0.5	¥300	¥320	Tokyo → (Feb-05) Tokyo, Kanagawa, Chiba, Saitama, Fukuoka
Jul-04	SIESTA			1	0.1	¥300		Kanagawa → Discontinued
Jul-04	CASTER COOL VANILLA MENTHOL BOX		○	3	0.3	¥270	¥290	Shizuoka → (Feb-05) Shizuoka, Osaka and areas west of Nara (excl. Fukuoka, Kagoshima, Miyazaki) → (Apr-05) Nationwide
Jul-04	PEACE AROMA MENTHOL BOX		○	7	0.6	¥300	¥320	Aichi → (Feb-05) Aichi, Shizuoka, Yamanashi, Niigata, Tochigi and areas east of Ibaraki → (Apr-05) Nationwide
Jul-04	MILD SEVEN PRIME BOX	○		10	0.7	¥300		Osaka → Discontinued
Jul-04	MILD SEVEN PRIME LIGHTS BOX	○		8	0.6	¥300	¥320	Osaka → (Feb-05) Osaka, Fukuoka → (Aug-06) To be discontinued
Jul-04	SEVEN STARS LIGHTS BOX			7	0.7	¥280	¥300	Fukuoka → (Apr-05) Nationwide
Feb-05	SEVEN STARS REVO LIGHTS MENTHOL BOX	○	○	7	0.6	¥300	¥320	Gunma, Nagano → (Sep-05) Nationwide
Feb-05	FRONTIER NEO BOX	○		1	0.1	¥300	¥320	Gifu
Feb-05	LUCIA CITRUS FRESH MENTHOL ONE	○	○	1	0.1	¥300	¥320	Aichi → (Sep-05) Nationwide
Feb-05	MILD SEVEN SUPER LIGHTS ECO STYLE			6	0.5	¥270	¥300	Mie → Discontinued
Feb-05	RIN			11	1.2	¥350	¥370	Kyoto, Shiga, Fukui, Ishikawa, Toyama → (Aug-06) To be discontinued
Feb-05	SAKURA			10	0.8	¥300		Kagoshima, Miyazaki → Discontinued

Years ended March 31, 2006 (14 products) *(D-spec: five products, Menthol: five products, Tar 1mg: three products, Products at ¥300 or more per pack: eleven products)*

Date	Product	D-spec	Menthol	Tar (mg)	Nicotine (mg)	Price: Prior to June 30, 2006	Price: After July 1, 2006	Sales Region
Jul-05	MILD SEVEN ONE MENTHOL 100's BOX		○	1	0.1	¥270	¥300	Nationwide
Jul-05	PIANISSIMO PECHE MENTHOL ONE	○	○	1	0.1	¥300	¥320	Miyagi, Yamagata → (Nov-05) Nationwide
Jul-05	BEVEL FINA SHINE BERRY	○		5	0.4	¥300	¥320	Nigata
Jul-05	SEVEN STARS REVO SUPER LIGHTS BOX	○		5	0.5	¥300	¥320	Shizuoka → (Jan-06) Nationwide
Jul-05	MILD SEVEN PRIME SLIMS THREE	○		3	0.2	¥300	¥320	Aichi
Jul-05	CABIN ONE 100's BOX			1	0.1	¥270	¥290	Aomori, Akita, Iwate
Jul-05	ISIT BOX			6	0.5	¥300	¥320	Fukushima, Ibaraki, Tochigi → (Aug-06) To be discontinued
Jul-05	ISIT MENTHOL BOX		○	8	0.6	¥300	¥320	Fukushima, Ibaraki, Tochigi → (Aug-06) To be discontinued
Jul-05	SIESTA			5	0.4	¥300	¥320	Hyogo → (Aug-06) To be discontinued
Jul-05	WINSTON MENTHOL BOX		○	7	0.5	¥280	¥300	Osaka, Nara, Wakayama → (Aug-06) To be discontinued
Jul-05	PEACE SMOOTH AROMA BOX			6	0.5	¥300	¥320	Okayama, Tottori
Jul-05	CAMEL FULL FLAVOR BOX			12	0.9	¥300	¥320	Kumamoto, Oita → (Aug-06) To be discontinued
Jul-05	CAMEL MILD FLAVOR BOX			6	0.5	¥300	¥320	Kumamoto, Oita → (Aug-06) To be discontinued
Jan-06	SEVEN STARS REVO ULTRA LIGHTS MENTHOL BOX	○	○	3	0.2	¥300	¥320	Shizuoka → (Apr-06) Nationwide

Number of JT Cigarette Products



120
100
80
60
40
20
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

As of March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Number of JT Cigarette Products	89	94	97	99	99	102	98	93	95	117

Smoking Rate (by gender)



(%)
60
50
40
30
20
10
Male
All Adults
Female
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

At the time of survey	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
— All Adults	35.1	34.6	33.6	33.6	32.9	32.7	30.9	30.3	29.4	29.2
— Male	57.5	56.1	55.2	54.0	53.5	52.0	49.1	48.3	46.9	45.8
— Female	14.2	14.5	13.3	14.5	13.7	14.7	14.0	13.6	13.2	13.8

Source: JT "Japan Smoking Rate Survey"

Smoking Rate (by age)



(%)
60
50
40
30
20
10
0
Total 20s 30s 40s 50s over-60s

Survey in 2005	Total	20s	30s	40s	50s	over-60s
☐ Male	45.8	51.6	54.6	53.9	48.7	31.4
☐ Female	13.8	20.9	20.9	17.9	14.4	5.5

Source: JT "Japan Smoking Rate Survey"

Taxation

All tobacco products sold in Japan are subject to the national tobacco excise tax, the national tobacco special excise tax, and the local tobacco excise tax. The national tobacco excise tax is set at ¥3,126 (from July 1, 2006: ¥3,552) per thousand units, the national tobacco special excise tax is set at ¥820 per thousand units, and the local tobacco excise tax is set at ¥3,946 (from July 1, 2006: ¥4,372) per thousand units. In addition, under the Consumption Tax Law, 5% of consumption tax is imposed on as with other goods and services. All tobacco excise taxes and consumption tax are imposed not only for tobacco products manufactured in Japan but also for imported tobacco products. As for imported tobacco products, from April, 1987 no customs duties apply.

Breakdown of Package of Cigarettes (Prior to Jun.30,2006)

	List price ¥270 per pack		List price ¥280 per pack		List price ¥300 per pack	
Consumption Tax	¥ 12.86	4.76%	¥ 13.33	4.76%	¥ 14.29	4.76%
Retailer's Margin	¥ 27.00	10.00%	¥ 28.00	10.00%	¥ 30.00	10.00%
Total Tobacco Excise Tax	¥157.84	58.46%	¥157.84	56.37%	¥157.84	52.61%
National Tobacco Excise Tax	¥ 62.52	23.16%	¥ 62.52	22.33%	¥ 62.52	20.84%
Local Tobacco Excise Tax	¥ 78.92	29.23%	¥ 78.92	28.19%	¥ 78.92	26.31%
National Tobacco Special Excise Tax	¥ 16.40	6.07%	¥ 16.40	5.86%	¥ 16.40	5.47%
JT's Proceeds	¥ 72.30	26.78%	¥ 80.83	28.87%	¥ 97.87	32.62%

JT's Proceeds: Net sales excluding taxes
Total Tobacco Excise Tax through JT's Proceeds: Net sales including taxes
Consumption Tax through JT's Proceeds: Retail price sales

Breakdown of Package of Cigarettes (After Jul.1,2006)

	List price ¥290 per pack		List price ¥300 per pack		List price ¥320 per pack	
Consumption Tax	¥ 13.81	4.76%	¥ 14.29	4.76%	¥ 15.24	4.76%
Retailer's Margin	¥ 29.00	10.00%	¥ 30.00	10.00%	¥ 32.00	10.00%
Total Tobacco Excise Tax	¥174.88	60.30%	¥174.88	58.29%	¥174.88	54.65%
National Tobacco Excise Tax	¥ 71.04	24.50%	¥ 71.04	23.68%	¥ 71.04	22.20%
Local Tobacco Excise Tax	¥ 87.44	30.15%	¥ 87.44	29.15%	¥ 87.44	27.33%
National Tobacco Special Excise Tax	¥ 16.40	5.66%	¥ 16.40	5.47%	¥ 16.40	5.13%
JT's Proceeds	¥ 72.31	24.93%	¥ 80.83	26.94%	¥ 97.88	30.59%

JT's Proceeds: Net sales excluding taxes
Total Tobacco Excise Tax through JT's Proceeds: Net sales including taxes
Consumption Tax through JT's Proceeds: Retail price sales

System of Tobacco Sales



Customers
sales
JT
direct sales
Retailers
Wholesalers
approval
licensing requirement for selling
registration for the wholesale
by way of wholesalers or direct sales
requirement for the approval of retail price
approval
The Ministry of Finance
Registered Importers
approval
requirement for the approval of retail price
imports
registration notification
registration requirement for Registered Importers
Foreign tobacco companies

Number of Tobacco Retailers



(Thousands of Stores)
350
300
250
200
150
100
50
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

As of March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Tobacco Retailers	293	296	299	302	306	307	307	305	304	304

Source: Ministry of Finance

Number of Tobacco Vending Machines



(Thousands)
700
600
500
400
300
200
100
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05
Total Tobacco Vending Machines
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06
JT Tobacco Vending Machines

As of December 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
☐ Total Tobacco Vending Machines	504	505	527	529	625	629	629	626	622	616

Source: Japan Vending Machine Manufacturers Association

As of March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ JT Tobacco Vending Machines	117	128	146	193	220	251	254	237	226	243

Number of Domestic Tobacco Growers and Area under Domestic Leaf Tobacco Cultivation



(Thousands of Growers)
(Thousands of Hectares)
30
20
10
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Number of Domestic Tobacco Growers	28	27	25	24	23	21	20	20	18	14
— Area under Domestic Leaf Tobacco Cultivation	26	25	25	24	24	23	23	22	21	19

Volume of Domestic and International Leaf Tobacco Purchase



(Thousands of Tons)
100
80
60
40
20
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Domestic	66	68	63	64	60	60	58	50	52	46
☐ International	87	94	100	95	94	100	85	90	85	39

Value of Domestic Leaf Tobacco Purchase and Price per 1kg



(Billions of Yen)
(Yen)
200
150
100
50
0
2,000
1,900
1,800
1,700
1,600
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Amount	123.5	130.1	118.5	121.6	117.1	114.7	109.2	93.1	98.0	84.3
— Price per 1 kg	1,872	1,901	1,853	1,879	1,926	1,895	1,878	1,839	1,862	1,901

Leaf Tobacco Reappraisal Profit / Loss



(Billions of Yen)
15
12
9
6
3
0
(3)
(6)
(9)
(12)
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Leaf Tobacco Reappraisal	7.5	5.3	12.8	14.7	4.1	1.9	0.7	6.6	(9.8)	(9.5)

*( ) indicates reappraisal loss.

Tobacco Manufacturing Structure



Leaf processing factory
Domestic leaf tobacco
Threshing
Decompose a leaf into mesophyll and vain
Drying
Dry leaves to adjust moisture content appropriate for storing and ripening.
Packing into a case
Pack dried-leaves in an appropriate portion for storing and transporting.
Storing
Ripe leaves for a certain period
International leaf tobacco
Cigarette manufacturing factory
Blending
Blend several leaves
Cutting
Cut leaves into smaller pieces
Flavoring
Add aromatic essences called top dressing
Rolling
Roll cigarettes up
Packaging
Pack cigarettes into a parcels or cartons and cardboard boxes.
Retailer
Customer

Number of Domestic Cigarette Manufacturing Factories



25
20
15
10
5
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

As of March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Domestic Cigarette Manufacturing Factories	26	25	25	25	25	25	25	22	18	10

Tobacco Manufacturing-related Factory Location

As of March 31, 2006



Cigarette manufacturing factories: 10
Morioka factory
Koriyama factory
Kita-Kanto factory
Odawara factory
Tokai factory
Hamamatsu factory
Kanazawa factory
Kansai factory
Yonago factory
Kyushu factory
Other tobacco related factories: 4
Tomobe factory
Hiratsuka factory
Okayama printing factory
Hofu factory

Worldwide Demand for Cigarette


(Billions of Cigarettes)
6,000
5,500
5,000
4,500
4,000
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Years ended December 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
☐ Worldwide demand for cigarette	5,615	5,413	5,372	5,407	5,469	5,471	5,494	5,508	5,597	5,585

Source: The Maxwell Report "Top World Cigarette Market Leaders"

Top 10 Brands by Sales Volume Worldwide

(Billions of cigarettes)

Years ended December 31 Brand	Brand Owner	Total World Annual Sales Volume 2004	 2005
1. Marlboro	Philip Morris	466.4	472.7
2. Mild Seven	JT	115.6	111.7
3. L&M	Philip Morris	113.4	106.2
4. Winston	Total*	85.0	91.3
	JT	70.2	77.1
	Reynolds American	14.8	14.2
5. Camel	Total*	58.8	59.0
	JT	35.8	35.7
	Reynolds American	23.0	23.3
6. Cleopatra	Eastern Tobacco	58.2	57.2
7. Derby	British American Tobacco	45.1	42.1
8. Pall Mall	Reynolds American, British American Tobacco	33.3	39.7
9. Kent	British American Tobacco, Lorillard	33.8	39.5
10. Wills Gold Flake	British American Tobacco	30.4	34.3

Source: The Maxwell Report "Top World Cigarette Market Leaders"
*Sales volume within the United States and that outside the United States belong to Reynolds American and JT, respectively.

Tobacco Sales Volume by Brand



(Billions of Cigarettes)
250
200
150
100
50
0
'00 '01 '02 '03 '04 '05

Years ended December 31	2000	2001	2002	2003	2004	2005
Total	203.1	215.1	203.3	198.8	212.4	220.3
GFB total	95.7	107.8	109.8	117.5	131.4	133.8
☐ *Camel*	33	36	34	34.8	35.1	35.2
☐ Winston	35	43	48	55.9	70.1	76.4
☐ Mild Seven	16	18	17	17.2	17.2	17.5
☐ Salem	11	11	11	9.7	8.9	4.8
☐ Other brands	107.4	107.3	93.5	81.3	81.0	86.5

*Sales volume in the China Division (China, Hong Kong, and Macau) was included in 2000 and 2001, but excluded in 2002 to 2005.

Tobacco Sales Volume by Region



(Billions of Cigarettes)
250
200
150
100
50
0
'00 '01 '02 '03 '04 '05

Years ended December 31	2000	2001	2002	2003	2004	2005
Total	203.1	215.1	203.3	198.8	212.4	220.3
☐ Asia	38	42	39	40.4	40.6	33.5
☐ Europe	37	38	38	36.9	38.1	39.2
☐ Americas	11	11	10	9.9	9.9	9.3
☐ CIS & Others	118	124	116	111.6	123.8	138.3

*Sales volume in the China Division (China, Hong Kong and Macau) were included in 2000 and 2001, but excluded in 2002 to 2005.

Net Sales Excluding Taxes per Thousand Cigarettes



(U.S. Dollars)
20
15
10
5
0
'00 '01 '02 '03 '04 '05

Years ended December 31	2000	2001	2002	2003	2004	2005
☐ Net Sales Excluding Taxes per Thousand Cigarettes	14.4	14.0	15.0	17.4	18.6	19.9

*Net sales in the China Division (China, Hong Kong, and Macau) were included in 2000 and 2001, but excluded in 2002 to 2005.

Number of International Factories



20
15
10
5
0
'01 '02 '03 '04 '05 '06

As of March 31	2001	2002	2003	2004	2005	2006
☐ Number of International Factories	19	17	16	16	16	17

R&D Expense on a Non-consolidated Basis


(Billions of Yen)
35
30
25
20
15
10
5
0
'00 '01 '02 '03 '04 '05 '06

Years ended March 31	2000	2001	2002	2003	2004	2005	2006
R&D expense on a Non-consolidated Basis	26.0	29.0	34.5	26.4	23.1	20.1	19.3

Royalty Income from Viracept ®


(Millions of U.S. Dollars)
150
100
50
0
'00 '01 '02 '03 '04 '05 '06

Years ended March 31	2000	2001	2002	2003	2004	2005	2006
Royalty income from Viracept ®	146	126	110	75	68	58	50

Clinical Development

As of April 28, 2006

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase I (JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High density lipoprotein, Good Cholesterol -LDL: Low density lipoprotein, Bad Cholesterol	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTT-130 (oral)	Phase II (JPN) Phase I (Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase I (JPN)	Anti-HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	A license agreement was signed with Gilead (US) for development and commercialization of this compound worldwide except Japan. (March 2005)
JTT-302 (oral)	Phase I (Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High density lipoprotein, Good Cholesterol -LDL: Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase I (JPN)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-551 (oral)	Phase I (JPN)	Type 2 diabetes mellitus	PTP1B inhibitor	Decreases blood glucose by enhancing insulin signal via inhibition of PTP1B. -PTP1B:Protein Tyrosine Phosphatase 1B This enzyme negatively regulates insulin signaling pathways.	

Foods Business

Net Sales



(Billions of Yen)
300
250
200
150
100
50
0
'00
'01
'02
'03
'04
'05
'06

Years ended March 31	2000	2001	2002	2003	2004	2005	2006
□ Foods Business	195.0	210.3	221.1	232.4	250.1	265.3	278.3
Processed Foods	—	41.6	48.0	60.0	73.6	87.8	93.0
Beverages	—	165.4	173.1	172.3	176.5	177.4	185.3

*From FY2003, we included JTDS and HANS in Processed Foods, and we corrected the data of 2002. Sales figures of Processed Foods of FY2002 and the data of FY2001 are not continuous.

Number of Marking/Combined Vending Machines



(Machines)
120,000
100,000
80,000
60,000
40,000
20,000
0
'00
'01
'02
'03
'04
'05
'06

Years ended March 31	2000	2001	2002	2003	2004	2005	2006
Vending machines	—	—	190,000	201,000	211,000	226,000	237,000
□ JT-Owned	30,000	31,000	36,500	45,500	45,000	44,500	40,500
□ Combined	20,000	31,000	38,500	43,500	50,500	54,000	61,500

*Number of vending machines includes machines operated by JT's affiliates and cup vending machines. Combined vending machines focus on JT brand beverages but also sell non-JT brand beverages.

Number of Employees

Number of Employees (Consolidated)



(employees)
50,000
40,000
30,000
20,000
10,000
0
'00
'01
'02
'03
'04
'05

As of March 31	2000	2001	2002	2003	2004	2005	2006
□ Total	41,703	40,237	39,387	38,628	39,243	32,640	31,476
Tobacco Business	32,367	30,894	29,860	28,946	28,504	24,350	
Domestic							11,795
International							11,943
Pharmaceutical Business	1,682	1,670	1,580	1,530	1,551	1,566	1,532
Foods Business	3,397	3,654	4,097	4,581	5,409	5,357	5,232
Other Business	3,093	2,820	2,707	2,437	2,608	706	604
Corporate	1,164	1,199	1,143	1,134	1,171	661	370

*Number of employees is counted at working base.

As of March 31	2000	2001	2002	2003	2004	2005	2006
□ Working base (Non-consolidated)	16,235	15,588	14,462	14,172	13,769	10,124	8,855
Register base (Non-consolidated)	20,194	19,355	17,851	17,272	16,690	11,300	9,931

As of December 31	1999	2000	2001	2002	2003	2004	2005
JT International (Thousands of Employees)	13.0	11.8	11.7	11.6	11.9	12.0	—

History of JT

JT is a joint stock corporation, incorporated in April 1985 under the Commercial Code of Japan, pursuant to the Japan Tobacco Inc. Law, or the JT Law.

Our history dates back to 1898, when the government formed a bureau to operate a monopoly for the sale of domestic leaf tobacco. In the early 1900s, the government extended this monopoly to all tobacco products in Japan and to the domestic salt business. In 1949, the bureau became the Japan Tobacco and Salt Public Corporation, or JTS, which was charged with acting as the country's sole producer and supplier of tobacco and sole purchaser and supplier of salt products.

The growth in demand for cigarettes in Japan began to slow in the mid-1970s as a result of several factors, including demographic trends, health concerns, price increases, and a peaking of the rate of cigarette consumption per smoker. During this period, even though JTS had already commenced sales of imported foreign-made tobacco products in Japan, there was increasing pressure from abroad to open the Japanese tobacco market.

JTS also faced a number of constraints due to its status as a public corporation. For example, the Corporation's operating budget and capital investment plans were subject to approval each fiscal year by the Japanese Diet, which made long-term management planning difficult. JTS was also required to purchase all domestically grown leaf tobacco, which was generally produced in excessive quantities, at prices significantly higher than those of foreign-grown leaf tobacco. Moreover, JTS was barred from entering other business areas. It became apparent that if the domestic tobacco market were to be opened, the Corporation would require greater management independence to compete with foreign tobacco companies. At the same time, in the context of an administrative reform initiative in Japan, there was increased public interest in the privatization of public corporations. Accordingly, a 1982 government report recommended that JTS be privatized, which led to the enactment of the JT Law in 1984, the establishment of our Company in April 1985, and our acquisition of the business and assets of JTS.

The main changes since the establishment of the Company are as follows:

Date	Details of change
April 1985	Japan Tobacco Inc. was established.
	(The Japanese tobacco market was opened to foreign tobacco manufacturers.)
	The Business Development Division was established to promote active development of new businesses.
	Subsequently until July 1990, in order to reinforce the promotion system for each business, this division was reformed and business departments were established dealing with medicine, food, etc.
March 1986	In the interests of modernization and improved tobacco production efficiency, the Fukuoka Factory and Tosu Factory were closed down and the new Kita Kyushu Factory was established.
	Subsequently until June 1996, nine more tobacco factories were closed down in further moves towards rationalization of the tobacco production system.
April 1987	Customs duties on imported cigarettes were reduced to zero.
October 1988	The communication name "JT" was introduced.
July 1991	The Head Office was relocated from Minato-ku to Shinagawa-ku to make way for the construction of the new Head Office building.
September 1993	The Central Pharmaceutical Research Institute was established to reinforce JT's internal pharmaceutical R&D capabilities.
October 1994	The initial public offering took place of JT shares held by the Japanese government. (394,276 shares, Offering Price: ¥1,438 thousand)
	JT shares were listed on the First Section of the Tokyo, Osaka and Nagoya Stock Exchanges.
November 1994	JT shares were listed on the Kyoto, Hiroshima, Fukuoka, Niigata and Sapporo Stock Exchanges.
May 1995	The Head Office was relocated from Shinagawa-ku to Minato-ku.
June 1996	The second public offering took place of JT shares held by the Japanese government. (272,390 shares, Offering Price: ¥815 thousand)
April 1997	In accordance with the abolition of the salt monopoly, JT ended its salt monopoly business.
	The Tobacco Mutual Aid Pension scheme was united with the Employees' Pension scheme.
April 1998	JT signed an agreement with Unimat Corporation to form a business alliance in the soft drinks business and acquired a majority stake in this company.
December 1998	JT acquired a majority stake in Torii Pharmaceutical Co., Ltd. through a takeover bid.
May 1999	JT acquired the non-U.S. tobacco business of RJR Nabisco Inc.
July 1999	JT acquired the foods division of Asahi Kasei Corporation, including eight subsidiaries such as Asahi Foods.
October 1999	Through the business alliance with Torii Pharmaceutical Co., Ltd., R&D in the medical pharmaceutical business was concentrated in JT while promotion functions were united within Torii Pharmaceutical.
March 2003	In order to establish a basis for future profit growth in the domestic tobacco business, the Sendai, Nagoya and Hashimoto Factories were closed down.
October 2003	JT obtained 45,800 of its own shares in order to expand its management options.
March 2004	In order to establish a basis for future profit growth in the domestic tobacco business, the Hiroshima, Fuchu, Matsuyama and Naha Factories were closed down.
June 2004	The third public offering took place of JT shares held by the Japanese government. (289,334 shares, Offering Price: ¥843 thousand), completing the sale of shares above the minimum threshold that the government is legally required to maintain.
November 2004 ~ March 2005	JT obtained 38,184 of its own shares in order to expand its management options.
March 2005	In order to establish a basis for future profit growth in the domestic tobacco business, the Ueda, Hakodate, Takasaki, Takamatsu, Tokushima, Usuki, Kagoshima and Miyakonojo Factories were closed down.
April 2005	JT ceased to produce, sell and use Marlboro brand cigarette exclusively in Japan upon the expiration of the licence term.
April 2006	A stock split with a ratio of five new shares per share was conducted with the aim of expanding the investor base. (Effective date: April 1)

Shareholder Information (As of March 31, 2006)

Common Stock
•The stock split is done by five stocks a stock on April 1,2006

Authorized: 8,000,000 shares

Issued: 2,000,000 shares

Number of shareholders: 46,504

Stock Exchange Listings
First Sections of Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange;

Fukuoka Stock Exchange; Sapporo Securities Exchange

Transfer Agent
The Mitsubishi UFJ Trust and Banking Corporation

4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Principal Shareholders

Name	Shares held
The Minister of Finance	1,000477
The Master Trust Bank of Japan, Ltd. (Trust Account)	44,279
Japan Trustee Services Bank, Ltd. (Trust Account)	33,277
State Street Bank and Trust Company 505103	30,432
State Street Bank and Trust Company	28,366
Mizuho Bank, Ltd.	27,000
Morgan Stanley and Company Inc.	26,673
The Bank of New York, Treaty JASDEC Account	19,183
Mellon Bank, N.A. as Agent for Its Client Mellon Omnibus U.S. Pension	16,516
The Chase Manhattan Bank, N.A. London SL Omnibus Account	16,484

Composition of Shareholders (Years ended March 31)


(%)
100
80
60
40
20
0
6.7
11.2
1.2
0.1
14.1
66.7
6.2
11.7
1.1
0.4
13.8
66.7
8.2
12.8
1.1
0.3
13.1
64.5
9.5
23.7
1.1
0.7
15.0
50.0
8.0
27.4
0.9
1.0
12.7
50.0
'02
'03
'04
'05
'06
Individuals and others
Foreign institutions and others
Other institutions
Securities companies
Financial institutions
Japanese government

Stock Price Range and Trading Volume (Years ended March 31)


(Yen)
500,000
400,000
300,000
200,000
100,000
0
(Points)
3,000
2,500
2,000
1,500
1,000
500
0
JT (left scale)
TOPIX (right scale)

•Because the stock split is done by five stocks a stock on April 1, 2006, stock prices in which the solicitation correction is done are written.


(Shares)
1,500,000
1,000,000
5,00,000
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Trading Volume

JT Stock Data (Years ended March 31)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
High (Yen)	240,000	204,000	204,000	208,000	262,000	308,000	193,800	182,800	178,000	163,600	266,000	435,000
Low (Yen)	153,200	142,000	149,600	156,400	174,000	137,200	138,000	139,000	137,600	128,800	152,800	238,000
Monthly trading volume (shares)	207,678	162,657	330,107	362,349	315,892	567,207	448,631	464,116	500,302	596,318	1,213,156	1,412,073

*1 Highs, lows, and monthly trading volume of shares refer to those on the First Section of the Tokyo Stock Exchange.
*2 Because the stock split is done by five stocks a stock on April 1, 2006, stock prices in which the solicitation correction is done are written.

Members of the Board, Auditors, and Executive Officers (As of June 23, 2006)

Members of the Board

Chairman of the Board

Yoji Wakui

Representative Directors

Hiroshi Kimura

Takao Hotta

Kazuei Obata

Ichiro Kumakura

Ryoichi Yamada

Member of the Board, Corporate Counselor

Katsuhiko Honda

Members of the Board

Noriaki Okubo

Mutsuo Iwai

Yasushi Shingai

Auditors

Standing Auditors

Hisashi Tanaka*

Masaaki Sumikawa

Auditors

Hiroyoshi Murayama*

Takanobu Fujita*

* Outside Corporate Auditors under the Commercial Code of Japan

Executive Officers

President Chief Executive Officer

Hiroshi Kimura

Executive Deputy Presidents

Takao Hotta
Chief Financial Officer and Assistant to CEO in Compliance and Food Business

Kazuei Obata
Assistant to CEO in Planning, CSR, HR and Operational Review and Business Assurance

Ichiro Kumakura
President, Tobacco Business and Assistant to CEO in Vending Machinery

Ryoichi Yamada
Assistant to CEO in Communications, General Administration and Legal

Executive Vice Presidents

Zenjiro Watanabe
Head of Sales General Division, Tobacco Business

Kenji Iijima
Head of Manufacturing General Division, Tobacco Business

Mitsuomi Koizumi
Head of Tobacco Business Planning Division, Tobacco Business

Seiki Sato
Head of Corporate, Scientific & Regulatory Affairs, Tobacco Business

Noriaki Okubo
President, Pharmaceutical Business

Shigeo Ishiguro
Head of Central Pharmaceutical Research Institute, Pharmaceutical Business

Mutsuo Iwai
President, Food Business

Ryuichi Shimomura
Chief Legal Officer

Senior Vice Presidents

Hirotoshi Maejima
Head of Research & Development General Division, Tobacco Business

Yoshihisa Fujisaki
Head of Product Group, Tobacco Business

Tadashi Iwanami
Head of Blending & Product Development General Division, Tobacco Business

Tatsuya Hisano
Head of Domestic Leaf Tobacco General Division, Tobacco Business

Gisuke Shiozawa
Head of Soft Drink Business Division, Food Business

Miyoharu Hino
Head of Food Business Division, Food Business

Sadao Furuya
Chief Strategy Officer

Yoshiyuki Murai
Chief Human Resources Officer

Masakazu Shimizu
Chief Communications Officer

Kazuhiro Nishino
Chief General Affairs Officer

Corporate Data (As of March 31, 2006)

Head Office
2-1, Toranomon 2-chome,
Minato-ku, Tokyo 105-8422, Japan
Tel: (81)3-3582-3111
Fax: (81)3-5572-1441

Date of Establishment
April 1, 1985

Paid-in Capital
¥100 billion

Number of Employees
31,476 (Consolidated)
8,855(Non-consolidated)

Domestic Sales Offices
Hokkaido (Hokkaido)
Sendai (Miyagi)
Tokyo (Tokyo)
Nagoya (Aichi)
Osaka (Osaka)
Hiroshima (Hiroshima)
Shikoku (Kagawa)
Fukuoka (Fukuoka)
17 other sales offices

Domestic Factories
Kita-Kanto (Tochigi)
Tokai (Shizuoka)
Kansai (Kyoto)
Kyushu (Fukuoka)
10 other factories

Domestic Laboratories
Leaf Tobacco Research Laboratory (Tochigi)
Tobacco Science Research Institute (Kanagawa)
Central Pharmaceutical Research Institute (Osaka)

JT International S.A.
14, Chemin Rieu, CH-1211, Geneva 17, Switzerland
Tel: (41)-22-7030-777
Fax: (41)-22-7030-789

Members of JT International Executive Committee
(As of July 1, 2006)

Pierre de Labouchere
President and Chief Executive Officer

Yasushi Shingai
Executive Vice President & Assistant to the CEO

Thomas A. McCoy
Chief Operating Officer

Masaharu Abe
Senior Vice President Research & Development

David J. Aitken
Senior Vice President Consumer & Trade Marketing

Paul R. Bourassa
Senior Vice President Legal & Corporate Affairs

Martin Braddock
Regional President CIS & Baltics, Adriatica, Turkey, Romania & WWDF

Muneaki Fujimoto
Regional President Asia Pacific

Jean-François Leroux
Senior Vice President Finance, Information Technology & Chief Financial Officer

Fadoul Pekhazis
Regional President Middle East, Near East & Africa

Michel Poirier
Regional President Americas

Jörg Schappei
Senior Vice President Human Resources

Bill Schulz
Senior Vice President Global Supply Chain

Frits Vranken
Senior Vice President Business Development

Roberto Zanni
Regional President Europe

JAPAN TOBACCO INC.

2-1, Toranomon 2-chome, Minato-ku,
Tokyo 105-8422, Japan
Tel: (81) 3-3582-3111
Fax: (81) 3-5572-1441
www.jti.co.jp

This annual report is printed on recycled paper.
Printed in Japan